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04010331

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henkel KGAA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FILE NO. 82- 4437 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 3/5/04


Henkel





82-4437

AR/S

04 MAR -4 AM 7:21 12-31-03


Henkel


Henkel


Henkel


Henkel


Henkel


Henkel

Quality from Henkel


Henkel

Henkel

A Brand like a Friend


Henkel

Financial Highlights – Henkel Group

in million euros		2002	2003	Change
Sales		**9,656**	**9,436**	**– 2.3 %**
Operating profit (EBIT)		**666**	**706**	**6.0 %**
Laundry & Home Care		268	287	7.3 %
Cosmetics/Toiletries		184	194	5.4 %
Consumer and Craftsmen Adhesives		123	141	14.6 %
Henkel Technologies		185	194	4.9 %
EBIT margin	%	**6.9**	**7.5**	**0.6 pp**
Earnings before tax		**664**	**768**	**15.7 %**
Net earnings		**431**	**530**	**23.0 %**
Earnings after minority interests		**435**	**519**	**19.3 %**
Earnings per preferred share	**in euros**	**3.06**	**3.65**	**19.3 %**
Earnings per preferred share excl. income from Clorox share buy-back	**in euros**	**3.06**	**3.44**	**12.4 %**
Return on capital employed (ROCE)	%	**15.7**	**16.2**	**0.5 pp**
Capital expenditures (incl. financial assets)		**494**	**580**[1]	**17.4 %**
Research and development costs		**259**	**257**	**– 0.8 %**
Number of employees (annual average)		**47,203**	**48,328**	**2.4 %**

[1] not included: Wella (280 million euros)

pp = percentage points

Dividend – Henkel KGaA

in euros	2002	2003	Change
Per ordinary share	**1.06**	**1.14**[1]	**7.5 %**
Per non-voting preferred share	**1.12**	**1.20**[1]	**7.1 %**

[1] proposed

Contents

01 The Company
- 02 Preface
- 04 Management Board
- 06 Henkel at a glance
- 09 Strategy
- 13 Shares
- 17 Value-based management/ Corporate governance
- 21 Product portfolio

22 Management report
- 22 Underlying economic conditions
- 22 Business performance
- 28 Assets and financial analysis
- 30 Employees
- 31 Procurement
- 31 Research and development
- 33 Sustainability
- 34 Laundry & Home Care
- 36 Cosmetics/Toiletries
- 38 Consumer and Craftsmen Adhesives
- 40 Henkel Technologies
- 42 Risk report
- 44 Outlook
- 44 Post-closure report

46 Consolidated financial statements
- 46 Consolidated statement of income
- 47 Consolidated balance sheet
- 48 Statement of changes in equity
- 49 Cash flow statement

50 Notes to the financial statements
- 50 Segment information
- 52 Changes in fixed assets
- 55 Notes to the statement of income
- 60 Notes to the balance sheet
- 84 Events after the balance sheet date
- 84 Appropriation of the profit of Henkel KGaA
- 85 Financial statements of Henkel KGaA
- 86 Statement by the Management Board
- 87 Report of the Supervisory Board
- 88 Auditors' report
- 89 Corporate management

94 Further information
- 94 Index
- 96 Ten-year summary

Contact

Vision

Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful.

We are customer driven. We develop superior brands and technologies. We aspire to excellence in quality. We strive for innovation. We embrace change. We are successful because of our people. We are committed to shareholder value. We are dedicated to sustainability and corporate social responsibility. We communicate openly and actively. We preserve the tradition of an open family company. Quality from Henkel.

Three areas of competence



Home Care
Personal Care
Adhesives, Sealants & Surface Treatment
Persil
MEGAPERLS
Vision
Pritt
Consumer
LOCTITE
243
Industry
Quality with Brands & Technologies

Dear Shareholders,

We are pleased to report another outstanding increase in the earnings of the Henkel Group this year, despite the difficult economic climate. Here are the most important facts concerning our business development in 2003:

- Sales in euros fell by 2.3 percent to 9.4 billion euros.
- After adjusting for foreign exchange effects and acquisitions/divestments, sales increased by 3.0 percent, with all business sectors recording improvements in sales measured in local currency.
- Operating profit (EBIT) rose by 6.0 percent to 706 million euros, with all business sectors contributing to this increase. After adjusting for foreign exchange effects, the rise was 11.7 percent.
- The exceptional gain from the sale of our stake in Wella and the cost of our extended restructuring program virtually offset each other.
- The return on capital employed (ROCE) was 16.2 percent, exceeding the figure for the previous year by half a percentage point.
- Earnings per preferred share, excluding the exceptional gain from the Clorox share buy-back program, increased by 12.4 percent.
- The price of our preferred shares rose by 2.4 percent over the prior year, ending the year at 62 euros.
- The Management Board and Supervisory Board will recommend that the Annual General Meeting approve a dividend payout of 1.20 euros per preferred share and 1.14 euros per ordinary share.



Dipl.-Ing. Albrecht Woeste
Chairman of the Shareholders' Committee and of the Supervisory Board

Prof. Dr. Ulrich Lehner
President and Chief Executive Officer

We have created a sound operating structure with three strategic areas of competence and four business sectors. We will focus on organic growth supported by further acquisitions, particularly in the USA and the Asia-Pacific region.

Henkel took major steps in this direction in December, when we signed agreements to acquire the US consumer goods companies The Dial Corporation and ARL (Advanced Research Laboratories). This will give us a major presence in the large and important North American home and personal care markets. Both companies possess strong brands and excellent marketing strategies, and both companies employ talented people who have made them successful. We are delighted that we will soon be working with more than 3,000 new colleagues.

In 2003, we successfully concluded the restructuring program we began in 2001. Through this initiative, we identified additional optimization potential and acted on cost-saving opportunities and other projects that will further enhance our performance. These efforts will be expanded in 2004 to include improvement of our supply chain efficiency, and the worldwide standardization and streamlining of our internal processes.

However, we will not sacrifice quality for cost savings. Our innovative strength and commitment to quality consolidate our market positions. Our "Quality from Henkel" initiative will remain a major focus in 2004. Our goal is to make people's lives easier, better and more beautiful by providing them with high-quality products and first-class solutions. We take this promise seriously. And we work day in and day out to ensure that we keep that promise – through the quality of our brands and through the efforts of all our employees in 125 countries around the world.

We are pursuing the opportunities of globalization proactively in order to serve our global customers and business partners as they move into new markets. However, we are also aware that successful businesses always need a regional and local base to adapt to the widely varying needs of individual markets.



Effective corporate governance and strict business ethics are integral to our corporate philosophy. We are committed to the concept of sustainability in everything that we do. We have been active in meeting our social responsibilities for decades.

The nine principles of the UN Global Compact initiative, which require enterprises to uphold human rights worldwide, to respect basic employee rights and to promote environmental protection, are identical to the principles in Henkel's Code of Conduct. Consequently, we announced our participation in this important initiative to the Secretary-General of the United Nations. By doing so, we are convinced that we are acting in the interests of our shareholders.

Henkel's activities in 2003 have created the platform for continued success. Our employees are exceptionally well motivated, and with their skills, knowledge, experience and commitment, they are our most important asset.

We are grateful to all those who, once again, contributed to making Henkel successful in 2003 – including our corporate management bodies who have guided us and supported us so effectively over the years. In conclusion, let us assure you that we will continue to do everything in our power to make Henkel even more successful in the future.

Sincerely yours,

Dipl.-Ing. Albrecht Woeste Chairman of the Shareholders' Committee and of the Supervisory Board	Prof. Dr. Ulrich Lehner President and Chief Executive Officer


Prof. Dr. Ulrich Lehner

Prof. Dr. Ulrich Lehner[1]
President and Chief Executive Officer of the Henkel Group
Born May 1, 1946 in Düsseldorf/Germany; with Henkel since 1981 with an interim break of three years.

Quality is: "Quality from Henkel only knows one criterion: the satisfaction of our customers. We align all our capabilities and all our creativity to making the lives of our customers throughout the world easier, better and more beautiful – with innovative brands and technologies. Within this context, quality from Henkel means: Quality throughout the company – doing the right things right."


Vernel

Dr. Lothar Steinebach
Executive Vice President Finance
Born January 25, 1948 in Wiesbaden/Germany; with Henkel since 1980.

Quality is: "For me, quality means increasing the level of our communications with the financial community, with our contacts and partners in the international capital markets. And it also means underscoring our innovative talent and potential for growth in our European and global markets."

Knut Weinke
Executive Vice President Human Resources and Logistics/Information Technologies
Born February 16, 1943 in Trier/Germany; with Henkel since 1969.

Quality is: "For me, quality means harnessing the team spirit of all Henkel employees so as to enhance our corporate commitment to success."


Knut Weinke
WASCHGEL
T-ZONE

[1] Personally liable managing partner


Persil
COLOR-GEL

Executive Vice President
Laundry & Home Care
Born June 9, 1943 in Vienna/Austria;
with Henkel since 1969.

Quality is: "Quality from Henkel means creating consumer confidence in a brand. Because a successful brand product is a trusted product. And the prototype of a trusted brand is Persil. Persil from Henkel!"

Prof. Dr. Uwe Specht[1]
Executive Vice President Cosmetics/Toiletries
Born July 21, 1943 in Lörrach/Germany;
with Henkel since 1969.

Quality is: "Creativity and innovation are, for me, the prime prerequisites for ensuring the quality of our products



."

Prof. Dr. Uwe Specht

Alois Linder
Pritt
extra stark
extra forte

Alois Linder
Executive Vice President Consumer and Craftsmen Adhesives
Born August 4, 1947 in Spittal/Austria;
with Henkel since 1979.

Quality is: "Every year our end users purchase over 800 million of our adhesive products, and on each and every one they find "Quality from Henkel" – that's over 800 million promises of total satisfaction."

Dr. Jochen Krautter[1]
Executive Vice President
Henkel Technologies
Born October 24, 1942 in Stuttgart/Germany;
with Henkel since 1973.

Quality is: "Quality has many dimensions. Fundamentally, quality means a commitment to providing our customers with solutions that satisfy their expectations a 100 percent. In order to constantly maintain and strengthen our competitive position, moreover, we must continuously strive to create ever improved answers to our customers' problems."

Dr. Jochen Krautter


THREADLOCKER

Henkel at a glance



NEW
Glist
3 in 1 Plus
Glass Protection
softer water
cleaner dishes
sparkling glasses
16 Tabs
Keeps glasses looking new for longer

- Global supplier of brands and technologies
- 128 years of brand success
- Three areas of competence: Home Care; Personal Care; Adhesives, Sealants & Surface Treatment
- Sales down 2.3 percent to 9,436 million euros; organic sales growth 3.0 percent
- Operating profit (EBIT) 2003: 706 million euros (plus 6.0 percent)



2003 sales by business sector
Laundry & Home Care 33 %
Cosmetics 22 %
Adhesives 14 %
Technologies 28 %
Corporate 3 %



2003 EBIT by business sector[1]
Laundry & Home Care 35 %
Cosmetics 24 %
Adhesives 17 %
Technologies 24 %

[1] excluding Corporate



GLISS KUR
HAIR REPAIR
LIQUID SILK
SHAMPOO

Highlights 2003



Power
Pritt

New products

Laundry & Home Care

Fresh Magic, Sil Oxi, Neutrex, Persil Natural, WC Frisch Duo-Kraft Gel

Cosmetics/Toiletries

Diadermine Aqua Force, Taft Power styling range, Seah Hairspa launch, Gliss Kur Liquid Silk, Fa relaunch, Aok relaunch

Consumer and Craftsmen Adhesives

Power Pritt, Pattex Repair Extreme, Metylan direct

Henkel Technologies

Loctite anaerobic stick, Terostat PU 95 flexible adhesives/sealants, Multan high-performance lubricoolants, Loctite silicones for engine and gearbox gasketing



Teroson
Terostat

Acquisitions

July 2003

- Makroflex business of YIT Construction Ltd., Helsinki, Finland
- Majority stake in the detergents manufacturer La Luz S.A., Guatemala City, Guatemala

October 2003

- DESC Group, Mexico City, Mexico

November 2003

- Lucky Silicone Co. Ltd., Jincheon, South Korea

December 2003

- The Dial Corporation, Scottsdale, Arizona, USA (pending approval by the Dial shareholders)
- Business activities of Advanced Research Laboratories (ARL), Costa Mesa, California, USA (closing 2004)



□ **5 continents** □ **125 countries** □ **50,000 employees**

Four business sectors

Laundry & Home Care

Our product portfolio encompasses heavy-duty detergents, special detergents and household cleaners.

- We are the number three worldwide
- We are the market leader in continental Europe
- We are growing in Eastern Europe and the Middle East, and are expanding our position in North America

Cosmetics/Toiletries

Included in our product range are hair cosmetics, body care, skin care and oral care products, fragrances and hair salon products.

- We are in the top ten worldwide
- We are the number four in Europe
- We are stepping up our activities in the North American market

Consumer and Craftsmen Adhesives

Our widely varied product portfolio includes home decoration and renovation products, adhesives and correction products for the home and office, and building adhesives.

- We are the world market leader
- Our growth is founded on innovation and acquisitions
- We intend to strengthen our position, particularly outside Europe

Henkel Technologies

Our industrial and engineering adhesives, sealants and surface technologies offer systems solutions of worldwide repute.

- We are the world market leader
- We offer tailor-made solutions which derive from our in-depth knowledge of our customers' processes
- We are developing new applications and tapping the potential for growth in every region of the world

2003 sales by region


Germany 21 %
Europe (excl. Germany)/ Africa/Middle East 52 %
North America 12 %
Latin America 4 %
Asia-Pacific 8 %
Corporate 3 %

2003 EBIT by region[1]


Germany 40 %
Europe (excl. Germany)/ Africa/Middle East 51 %
North America 8 %
Latin America 0 %
Asia-Pacific 1 %

[1] excluding Corporate


Henkel

Da weiß man, was man hat[1]

[1] You know what you're getting

Profitable growth

Following the sale of both our chemicals business Cognis and our stake in the Henkel-Ecolab joint venture at the end of 2001, our focus now lies on our three areas of competence: Home Care, Personal Care and Adhesives, Sealants & Surface Treatment.

We are number one in the laundry & home care sector in continental Europe, and we hold fourth position in the European cosmetics/toiletries market. In the markets served by our business sectors Consumer and Craftsmen Adhesives and Henkel Technologies, we rank number one worldwide. And we intend to further expand our position as undisputed market leader within the adhesives, sealants & surface treatment market segments. In the case of our Laundry & Home Care and Cosmetics/Toiletries business sectors, our intention is to further develop our leading regional market positions into a strong global presence.

Our strategy is to grow profitably in the three areas of competence, both organically and through selective acquisitions. Global presence is not an end in itself, but rather a way for securing our future. It is driven by strategic business imperatives.

There is still plenty of potential for increasing market share in the individual businesses, countries and regions in which we are engaged around the world. In Asia, North America, and Central and Eastern Europe especially, the possibilities for expansion are considerable.


verbesserte
Persil
MEGAPERLS
KurzWasch-
Formel

At Henkel, organic growth is driven in particular by our innovative strengths and high requirements on quality. And by adopting this approach we have, in many respects, assumed the role of trend-setter. We will continue to focus on our strong brands and the internationalization of our brand portfolio. Henkel's branding strategy will remain characterized by a good balance of both strong international and strong regional and local brands.

Our intention is to continue to work toward further establishing Henkel as an international umbrella brand. Under the slogan "Henkel – A Brand like a Friend", we are pursuing the strategy, initiated in 2001, of globalizing the Henkel brand. In so doing, we are building on the reciprocal effect whereby major, well-known product brands contribute to the Henkel umbrella brand, while small and medium-sized brands will profit from the strength of this umbrella brand.

Continuously improving our operating margin remains one of our major priorities. Our objectives here are to increase efficiency right through the value chain, to reduce administrative expenses and to improve profitability in selected countries outside Europe.



Laundry & Home Care strategy

The Laundry & Home Care business sector is the market leader in continental Europe. From this solid basis we expand our market positions globally – both through internal growth and through acquisitions. Henkel is also playing an active role in the ongoing process of market consolidation. The growing internationalization of our marketing concepts and the steady increase in our efficiency have, over the last six years, led to a constant rise in our return on sales figure.

In Western Europe, we are utilizing our innovation strength and our precise knowledge of the still differentiated requirements of the national markets in order to successfully defend our position against private labels and low-price brands.

In the countries of Eastern Europe and the Middle East in particular, we are in a position to achieve sustainable growth by own efforts. Aside from participating in the anticipated above-average market growth rates, we also intend to introduce premium specialty products into these countries.

Our proven ability to adapt efficiently to different market needs will also be harnessed to gain entry into new markets. Major acquisitions have been made over the last few years in Russia, Mexico, Algeria, Serbia, Iran and Guatemala.

The intended acquisition of The Dial Corporation will mark our entry into the profitable North American market. Dial has strong brands with leading market positions and a strong management team. This platform will provide the Laundry & Home Care business sector with further growth potential.

Cosmetics/Toiletries strategy

The Cosmetics/Toiletries business sector is active on both the consumer product and professional hair care markets. Our portfolio mainly covers hair cosmetics and body care, skin care and oral care products. Our activities are currently aligned primarily to the European market.



The strategy at this business sector is geared toward increasing internationalization. Aside from the further expansion in Europe, we intend to grow rapidly in North America and Asia-Pacific. While further development in Europe is to be driven by organic growth, additional acquisitions might be possible for expansion in the other regions. With the intended acquisition of both Dial and ARL in North America, we are taking the first steps in this direction.

The Cosmetics/Toiletries business sector will continue to focus strategically both on its hair cosmetics business with the emphasis on colorants and its key brands Gliss, Taft and Schauma. The body care business is expected to profit from the further development of the Fa brand. And the skin care business is to be strengthened by the ongoing European rollout of Diadermine.

Major significance is also being attached to the global expansion of our hair salon products business. Here again we will be concentrating our efforts on colorants and hair care and styling products.

Consumer and Craftsmen Adhesives strategy

Henkel is the world market leader in consumer and craftsmen adhesives. This position is continuously expanding.

One of the major priorities is that of selectively strengthening our position in regions such as North America and Asia in which attractive market potential has, so far, only been exploited by Henkel to a limited degree. The possibilities for growth in all the product categories offered by Henkel are substantial. Particular expansion opportunities are available in the major markets such as sealants and adhesive tapes. The strategy pursued over the last few years of concentrating our resources on our strong international brands is to continue unabated. Brands of secondary importance have, in many cases, already been divested or migrated into our international brands. Our existing activities in the craftsmen sector constitute core businesses that we intend to expand further on a selective basis.


Pattex
ELASTISCH
ELASTIQUE
REPAIR
EXTREME
Power-Kleber
Dehnung / Vibration
Wasser
Temperaturen
von -50°C – +120°C
20 g

Aside from organic growth through innovation and the continuing internationalization of our businesses, we will also be pursuing acquisitions in order to support further growth. In view of the market fragmentation and the presence of just a few international competitors, companies interesting for Henkel are mostly small to medium-sized enterprises of local or regional importance.

Henkel Technologies strategy

The Henkel Technologies business sector is recognized as a specialist for industrial adhesive and sealant applications, and for the cleaning and protection of the surfaces of metals and metal substitutes.


PRODUCT CODE SN62RP11AGS
500G
FASTPRINT 100 - NO CLEAN ROSIN
SOLDER CREAM

The Henkel Technologies business sector is the world market leader. We exploit the growth potential of the market both through regional expansion – particularly in Asia, Eastern Europe and many of the emerging markets – and through the know-how of the customer-specific value chains. Our objective is to achieve major market positions in all regions and market segments relevant to our businesses and thus also to provide a global presence for our global customers. In order to secure organic growth, we are concentrating on innovative technologies that offer unique solutions for our customers. We achieve this by offering unparalleled performance in all our operating functions, and specifically in the fields of research and development, production and process technology, supply chain management, and marketing and distribution.


Henkel

Unbeatable shine

Positive price performance of Henkel shares

- Henkel outperforms consumer goods index
- Listed in major indexes
- Employee shares again in high demand

After three years of decline, the international stock markets underwent a substantial recovery in 2003. Initially, economic and political uncertainties determined stock exchange activity. Then hope of an early end to the general economic malaise and tentative signs of an upturn finally resulted in a rise in share prices.

The world's most important stock index, the American Dow Jones Industrial Average, gained more than 25 percent compared with the previous year, while the German stock index DAX experienced an even steeper rise of 37 percent.

With Henkel shares having significantly outperformed the DAX index in 2002, their price development in 2003 lagged behind the DAX upturn. This was due in particular to the fact that the major losers of the recent past – particularly from the banking, insurance and technology sectors – were able to recover a proportion of the steep decline in stock prices. The price performance of other shares from a consumer goods index therefore provides a better performance indicator. In fact, Henkel preferred shares outperformed the Dow Jones Euro Stoxx Index for non-cyclical consumer goods by 5.4 percentage points. And our ordinary shares gained 14.6 percentage points over and above this index.


QUALITE PROFESSIONNELLE
BRILLANCE
896

Overall, Henkel shares performed well in the year under review. Compared with the prior year, the Henkel preferred share rose 2.4 percent from 60.55 euros to 62.00 euros, while the ordinary share actually improved 11.6 percent from 52.25 euros to 58.29 euros. The 2003 trading volume in respect of the preferred shares amounted to 82 million, corresponding to an average turnover of 322,000 shares per trading day. Henkel's market capitalization increased from 8,121 million euros to 8,730 million euros.

Since the issue of Henkel's preferred shares in 1985, investors who reinvested their dividends in further share purchases would, at the end of 2003, have achieved an average annual yield (ignoring the effect of tax) of 8.7 percent. Over the same period, DAX tracking would have provided an annual yield of just 7.1 percent.



Share price increase in the second half of the year

Due not least to general developments in the capital markets within a difficult political environment, prices at the beginning of the year were still in decline. Henkel's preferred share reached its low for the year of 49.56 euros in March. Henkel stock also did not profit immediately from the improving mood of the capital markets as the year progressed, with recovery initially being limited to cyclical stocks that had previously suffered serious losses. Once Henkel had presented its encouraging half-year figures in August, however, its share price also began to move up the board. Then, following announcement of further restructuring expenditure, Henkel's preferred share reached its high for the year of 64.35 euros at the beginning of November.

Relative performance

in percent


140
120
100
80
60
DAX
Henkel ods
Henkel prefs
DJ Euro Stoxx non-cyclical consumer goods
January 2, 2003
December 31, 2003

Henkel shares listed in major indexes

Aside from being represented on the floor and in the continuous Xetra electronic trading market on the Frankfurt Stock Exchange, Henkel shares are also listed on all of Germany's regional exchanges. In the USA, investors are able to invest in Henkel by way of stock ownership certificates obtained through the Sponsored Level I ADR (American Depository Receipt) program. The number of such certificates issued increased by more than 50 percent compared with the previous year.

The significance of Henkel shares is also indicated by the fact that they are included in major indexes which are used as indicators for their respective capital markets and economic areas and constitute important performance indicators for fund managers. Henkel counts among the thirty most important stocks in Germany, and its preferred share is therefore included in the DAX. At the end of 2003, the market capitalization of the preferred shares was 3,682 million euros, putting Henkel at number 25 in the rankings list with a weighting of 0.87 percent.

Henkel preferred shares are also included in other major international indexes. These include MSCI World, Europe and Germany, the Dow Jones Stoxx 600, and sustainability indexes such as the Dow Jones Sustainability and the FTSE4Good.

Key data on Henkel shares 1999 to 2003

in euros

	1999	2000	2001	2002	**2003**
Earnings per share in accordance with IFRS					
Ordinary shares	2.47	3.20	3.45[2]	3.00	3.59[3]
Preferred shares	2.53	3.25	3.50[2]	3.06	3.65[3]
Share price at year end[1]					
Ordinary shares	55.50	61.00	57.30	52.25	58.29
Preferred shares	66.20	69.30	63.50	60.55	62.00
High for the year					
Ordinary shares	74.50	66.90	68.47	69.69	60.90
Preferred shares	81.01	77.00	74.93	77.20	64.35
Low for the year					
Ordinary shares	51.00	43.90	56.04	50.60	43.88
Preferred shares	58.00	46.50	61.20	59.18	49.56
Dividends					
Ordinary shares	0.87	1.06	1.06	1.06	1.14[4]
Preferred shares	0.93	1.12	1.12	1.12	1.20[4]
Market capitalization (billion euros)	8.74	9.40	8.73	8.12	8.73

[1] Xetra closing prices [2] comparable after the sale of Cognis and Henkel Ecolab: ordinary share 3.00 euros and preferred share 3.05 euros [3] excluding gains from the Clorox share buy-back: ordinary share 3.38 euros and preferred share 3.44 euros [4] proposed

Share data

	Preferred	Ordinary
Security Code No.	604843	604840
ISIN Code	DE0006048432	DE0006048408
Stock Exchange Symbol	HEN3.ETR	HEN.ETR
Number of shares	59,387,625	86,598,625

Shareholder structure

The preferred shares, as the more liquid class of share, are widely spread internationally. Most shares are held by German investors, followed by stockholders in the USA and the UK. Around 2.5 million preferred shares have, in the past, been bought back by Henkel KGaA for its Stock Incentive Plan. Of the ordinary shares, members of the Henkel family own more than 50 percent, and 6.11 percent are held by Jahr Vermögensverwaltung.

Employee shares again in high demand

Since 2001, Henkel has been offering a share program for its employees worldwide. And we again allocated a new tranche of shares under this scheme in 2003. For every euro invested by participating employees, Henkel added a further 50 cents – up to a maximum of 4 percent of their salary. More than 10,000 employees in around 50 countries enrolled in the program. As at December 31, 2003, Henkel's employees held a total of 877,564 shares within this program, or around 1.5 percent of Henkel's preferred shares outstanding. The vesting period for these shares is three years.

Prioritizing capital market communications

Henkel places a great emphasis on maintaining meaningful dialog with both shareholders and financial analysts. At around 30 conferences and roadshows in Europe and the USA, institutional investors and financial analysts were provided with the possibility of acquiring information in direct and interactive contact with Henkel's top management. In addition, there were numerous telephone conferences and individual meetings held at our Düsseldorf headquarters – making more than 400 contacts in all.

Private investors currently receive all relevant information either via the Investor Relations website at www.ir.henkel.com or through telephone contacts. The Annual General Meeting (AGM) also offers the opportunity of receiving a wide range of information from the Henkel Board of Management. A detailed report containing all the main questions and answers arising at the AGM, and also the voting results, is provided on the Internet.

You can find the financial calendar on page 97.

Ratings

Standard & Poor's	Moody's
A1 (short term)	P1 (short term)
A+ (long term)	A1 (long term)

Bond and ratings

In the second quarter of 2003, Henkel issued a fixed-interest bond for 1 billion euros. This has a term of 10 years and pays a coupon of 4.25 percent. The bond was very well received by the capital market and was significantly oversubscribed. Our communications with creditors are being systematically developed into a permanent feature of our financial market interaction. In order to continue to secure debt capital at favorable conditions on the international markets, Henkel regularly submits to an assessment by independent rating agencies. In May 2003, Standard & Poor's reduced its rating by one notch, due in part to a reappraisal of the pension provisions. At the same time, however, the agency confirmed Henkel's ability to generate a strong cash flow. Moody's ratings, on the other hand, remained unchanged compared with previous years. Following the announcement of the pending Dial acquisition, both agencies set their ratings to "credit watch with negative outlook".

Comprehensive analyst studies 2003

Name	Date	Recommendation
Dresdner Kleinwort Wasserstein	Jan. 3	Buy
DZ Bank	Jan. 16	Accumulate
Commerzbank Securities	March 5	Accumulate
Cazenove	April 7	Buy
Julius Bär	Aug. 27	Hold
Berenberg Bank	Sept. 24	Buy
Goldman Sachs	Oct. 3	Outperform
Sal. Oppenheim	Oct. 10	Outperformer
UBS	Nov. 18	Neutral
M.M. Warburg	Nov. 27	Buy
ABN Amro	Dec. 17	Reduce

Financial analysts

More than 20 analysts, particularly in Germany, the UK and the USA, report regularly on Henkel in studies and commentaries relating to its business performance. In 2003, a number of in-depth analyses on Henkel were again published as indicated in the adjacent table.


Henkel
Simple and clean

Management maxims

- Strictly value-based management
- EVA® and ROCE further increased
- Major priority attached to corporate governance principles


Power
Pritt



Strictly value-based management

The primary financial objectives of the Henkel Group are profitable growth and a sustained increase in shareholder value. As a central internal management metric and success criterion for evaluating the results of our existing operations and implemented acquisitions, we use Economic Value Added (EVA®). At Henkel, EVA® is calculated as follows:

EVA® = EBITA – [Capital Employed x WACC].

This parameter indicates how much operating profit in excess of the amount required to absorb the costs of capital has been realized in the period under review. Positive EVA® values mean that the return on the capital employed has been sufficient for value creation to have occurred.

We measure our operating business performance using the EBITA indicator, an earnings figure that excludes financing influences, taxes and the amortization of goodwill. In so doing we assume that acquired goodwill can be profitably further developed. Consequently, goodwill is included at the full cost of acquisition in the underlying capital base (capital employed). The weighted average cost of capital (WACC) used to discount the capital employed figure is, as the name suggests, a weighted average of cost of equity and debt. As in the previous year, we applied a weighted average cost of capital of 8 percent after tax for the Henkel Group in 2003. Before tax, the WACC hurdle is 12 percent.

The EVA® metric is also applied as a component in calculating our performance-related management compensation. This serves to promote value-adding decisions and profitable growth in all our business sectors. Businesses exhibiting negative wealth contributions over the long term are consequently divested.

In order to be able to better compare business units of varying size, we additionally apply a return indicator derived from the EVA® concept: The return on capital employed (ROCE), which is calculated as follows:

ROCE = EBITA/Capital Employed.

Positive value contributions occur if the return on capital employed (ROCE) exceeds the weighted average cost of capital (WACC) of 12 percent.

EVA® and ROCE further increased

In fiscal 2003, the Henkel Group increased its EVA® by 28 million euros to 217 million euros, with all our business sectors contributing to the rise. Aside from Henkel Technologies, all the business sectors also reported a positive EVA®

in absolute figures. The negative value at Henkel Technologies is attributable particularly to heavy acquisition activities in the past and the resultant increase in capital employed. It was this business sector, however, that again achieved the highest absolute improvement compared with the previous year with an increase of 20 million euros.

The ROCE figure was also up, increasing from 15.7 percent in the previous year to 16.2 percent in fiscal 2003. Again, all the business sectors contributed to this gratifying performance.

EVA® and ROCE by business sector

in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Consumer Adhesives	Henkel Technologies	Corporate	**Group**
EBIT	287	194	141	194	– 110	706
Goodwill amortization	8	34	17	66	0	125
EBITA	295	228	158	260	– 110	831
Capital employed	891	1,008	764	2,306	147	5,116
Cost of capital (12 %)	107	121	92	277	17	614
EVA® 2003	**188**	**107**	**66**	**– 17**	**– 127**	**217**
EVA® 2002	173	99	53	– 37	– 99	189
ROCE 2003 (in %)	**33.1**	**22.6**	**20.7**	**11.3**	**–**	**16.2**
ROCE 2002 (in %)	31.2	21.9	19.2	10.5	–	15.7

The primary reason for the increase in EVA® and ROCE lay in the improvement in operating profit. Owing to the weakness of the US dollar, the capital base fell slightly despite the acquisitions made.

Financial targets for 2005

We are continuing to strive toward the financial targets for 2005 communicated by us at the end of 2000 and revised at the beginning of 2002 (organic sales growth, EBIT margin, ROCE, EPS growth). These objectives do not, however, take into account the effects likely to arise from the acquisition of The Dial Corporation.

Focusing on good corporate governance

For Henkel, good corporate governance means responsible, transparent management and control aligned to a long-term increase in shareholder value. These aspects constitute decisive criteria for the Management Board. We have thus established four core maxims to guide our actions:

- Value creation as the foundation of our managerial approach
- Commitment to sustainability as a criterion for responsible management
- Adherence to an effective information policy that ensures transparency
- Alignment of our practices to recognized principles of corporate governance.

The following provides a brief summary of the main legal aspects and company statutes underlying our corporate governance system:

According to our articles of association, aside from the statutory Supervisory Board, Henkel also has a standing Shareholders' Committee. This latter is responsible for appointing the members of the Management Board, issuing the internal rules of procedure incumbent upon the Management Board and approving business transactions of major significance. Together with the Shareholders' Committee, the Supervisory Board performs the task of advising and monitoring the Management Board.

The Annual General Meeting of Henkel KGaA essentially has the same rights as the shareholders' meeting of a German stock corporation. In addition, it also votes on adopting the annual financial statements of the Company.

The Management Board, Shareholders' Committee and Supervisory Board are required to work closely together for the good of the Company. The Management Board agrees the strategic alignment of the Company with the Shareholders' Committee and discusses with it at regular intervals the status of its strategic planning and implementation schedules. Further details can be found on the website at www.ir.henkel.com.

The German Corporate Governance Code

Notwithstanding the above-mentioned legal aspects and statute-specific provisions, Henkel complies with the "shall" recommendations of the German Corporate Governance Code as amended on May 21, 2003, with two exceptions.

The remuneration of the members of the corporate bodies is disclosed as a total amount, with details of the relationship between the individual compensation elements and a breakdown according to fixed salary, performance-related emoluments and components with a long-term incentive effect. Unless required by law, moreover, and in order to protect the legitimate interests and the private spheres of the members of the corporate bodies who are members of the Henkel family, individual shareholdings are not disclosed in cases where they exceed one percent of the shares issued by the Company.



Furthermore, Henkel also complies with the discretionary provisions ("should/may" suggestions) of the code, with one exception relating to the nomination of the chairman of the financial committee appointed by the Shareholders' Committee.

The associated declarations of compliance can be found on our website at www.ir.henkel.com.

Also in accordance with the declaration of compliance, the following details are disclosed in relation to notifiable shareholdings: The aggregate shares held by the members of the Supervisory Board and the Shareholders' Committee exceeded in both cases more than one percent of the shares issued by the Company. The aggregate shareholding of the members of the Management Board is less than one percent of the shares issued by the Company.


LOCTITE
Hysol

As disclosed in the notifications published in accordance with §15a WpHG (Securities Trading Law, "Directors' Dealings"), in fiscal 2003 the members of the Management Board purchased a total of 5,136 preferred shares, and the members of the Shareholders' Committee and Supervisory Board sold a total of 24,141 ordinary shares and purchased a total of 4,017 preferred shares. Further details can be found in the notifications posted on our website (www.ir.henkel.com).


Henkel

Always one step ahead

1,000-liter bulk container
for Liofol

Our brands stand for quality

Laundry & Home Care


Persil
COLOR-GEL


Dixan
Nuovo
Azione a freddo
45


Vernel

Product groups
Heavy-duty detergents; special detergents; fabric softeners; laundry conditioning products; dishwashing products; household cleaners; scouring agents; floor and carpet care products; bath and toilet cleaners; glass cleaners; kitchen cleaners and special cleaning products.
Major brands
Persil, Vernel, Dixan, Mir, Somat, Weißer Riese, X-tra, Spee, Viva, Pril, Bref

Cosmetics/Toiletries


taft


schauma
Easy Glanz Kur


Fa

Product groups
Toilet soaps; bath and shower products; deodorants; skin creams; skin care products; dental care and oral hygiene products; hair shampoos and conditioners; hair colorants; hair styling and permanent wave products; fragrances; hair salon products.
Major brands
Fa, Taft, Schauma, Palette, Gliss Kur, Diadermine, Theramed, Poly Brillance, Poly Color, Diadem
Salon products: Igora, Bonacure, OSIS

Consumer and Craftsmen Adhesives


DUCK TAPE


Pritt
SCHLUSS MIT SCHERE
FINI LES CISEAUX


LOCTITE
SUPER GLUE
Liquid

Product groups
Wallpaper pastes; ceiling, wall covering and tile adhesives; home decoration and renovation products; sealants; polyurethane foam fillers; cyanoacrylates; contact adhesives; wood glues; assembly adhesives; PVC pipe adhesives; flooring adhesives; building adhesives; coatings; roofing products; glue sticks; glue rollers; correction products; adhesive tapes.
Major brands
Duck, Pritt, Loctite, Ceresit, Metylan, Pattex, Thomsit, Tangit, Ponal, Sista

Henkel Technologies


Liofol


Henkel


Teroson

Product groups
Bookbinding adhesives; labeling, wood, sanitary product, structural, packaging and laminating adhesives; reactive adhesives, high-performance sealants, polyurethane adhesives and sealants; cable insulating compounds; corrosion inhibitors; systems for the chemical surface treatment of metals, PVC and polyacrylate plastisols; products for water treatment; cleaning products; lubricants and more.
Major brands
Purmelt, Hysol, Dorus, Liofol, Loctite, Teroson, Adhesin, Bonderite, P3, Technomelt supra

Management report for fiscal 2003

- Sales down by 2.3 percent to 9,436 million euros; organic sales growth of 3.0 percent
- Operating profit (EBIT): plus 6.0 percent
- Earnings per preferred share[1]: plus 12.4 percent
- ROCE up from 15.7 percent to a new record high of 16.2 percent

Underlying economic conditions

World economy

The world economic climate brightened slightly in fiscal 2003, although the pattern of business activity remained mixed. Overall, world economic growth amounted to approx. 2.5 percent. While the US economy gathered significant pace, there was only a small increase in gross domestic product in Western Europe. In Germany, the economy actually shrunk slightly. Eastern Europe, on the other hand, registered a further slight acceleration in growth. Russia in particular experienced a substantial increase in GDP. There was also an upturn in Asia thanks to major increases in the export sector. Once again China recorded the highest growth rate in the world. Business activity also improved in the economies of Latin America.

The continuing weakness of the dollar was particularly noticeable: In 2003, the euro gained on the dollar by a total of around 20 percent, a massive appreciation that hindered economic growth in Europe.

Developments by sector

Consumer demand in Europe remained reluctant. In the retail trade particularly, sales stagnated. The trend toward cheap private labels persisted. Although European consumer confidence restabilized somewhat during the last few months of the year, it still remains at a low ebb by longer-term comparison.

Automotive production remained flat worldwide. Automobile manufacturing in Europe underwent a slight downturn, although production levels in Eastern Europe increased. Output figures in North and Latin America declined slightly. Developments in Asia were positively influenced by China. In Japan, on the other hand, the number of vehicles manufactured decreased.

The situation in the electronics industry was significantly better, however, with production of electronic components especially improving. Production in this segment shifted more and more toward Asia.

The construction industry suffered from a poor level of business activity in Europe. New building volumes in Germany once again underwent a downturn. The situation overseas was quite different: In Asia – China particularly – and in the USA, the building industry experienced an upturn.

More detailed information relating to the individual segments can be found in the reports of the business sectors starting on page 34ff.

Business performance

Sales and profits

Fiscal 2003 sales at the Henkel Group amounted to 9,436 million euros, representing a decline compared with the previous year of 2.3 percent. The causes of this fall lay in foreign exchange effects, and particularly the substantial de facto devaluation of the US dollar that took place in the course of the year. After adjusting for these foreign exchange effects, we achieved a sales growth of 4.2 percent – despite the continuing adverse economic conditions. Acquisitions and divestments contributed 1.2 percentage points to this growth.

The foreign exchange effect on sales was reflected in all business sectors of the Henkel Group: Laundry & Home Care reported a drop of 1.8 percent, Cosmetics/Toiletries were down 1.4 percent, Consumer and Craftsmen Adhesives declined 0.3 percent and Henkel Technologies – due to a relatively high percentage of sales realized in the dollar area – registered a decrease of 3.5 percent.

Change in sales	2003
Change versus prior year	– 2.3 %
At constant exchange rates	4.2 %
of which organic	3.0 %
acquisitions/divestments	1.2 %
Foreign exchange effects	– 6.5 %

[1] excl. income from the Clorox share buy-back


Sales[1]
in million euros
7,892
8,975
9,410
9,656
9,436
1999
2000
2001
2002
2003

[1] based on continuing businesses


2003 sales by business sector
Laundry & Home Care 33 %
Cosmetics 22 %
Adhesives 14 %
Technologies 28 %
Corporate 3 %

After adjusting for foreign exchange effects, however, all our business sectors generated an increase in sales. The highest level of growth registered was in the Consumer and Craftsmen Adhesives sector with a rise of 7.9 percent, due not least to the acquisitions made during the year in Finland and Mexico. The growth rate at Laundry & Home Care was 3.1 percent, Cosmetics improved 3.3 percent and Henkel Technologies saw a rise of 5.9 percent.

Sales at the Corporate segment declined due to expiry of contracts for services provided by Henkel to Cognis, for example in the form of infrastructure services at the Düsseldorf site or other services.

In the regional breakdown, we performed well in the Europe (excl. Germany)/Africa/Middle East region with a growth rate of 2.2 percent giving a total of 4,940 million euros. All the business sectors contributed to this increase apart from Laundry & Home Care. Owing to continuing weak demand for consumer and capital goods in our domestic market of Germany, however, sales at 1,998 million euros were 1.8 percent down on the prior-year figure. As a result of the strong foreign exchange effects, sales in the North America and Latin America regions fell substantially. North America realized revenues of 1,133 million euros, representing a decline of 14.9 percent compared with the previous year. And despite the acquisitions made in Latin America, sales also fell there by 8.4 percent to 370 million euros. The Asia-Pacific region showed a decline of 3.4 percent with sales amounting to 698 million euros.


2003 sales by region
Germany 21 %
Europe (excl. Germany)/ Africa/Middle East 52 %
North America 12 %
Latin America 4 %
Asia-Pacific 8 %
Corporate 3 %

The Europe (excl. Germany)/Africa/Middle East region was a powerful growth driver, with sales registering a plus of 6.6 percent after adjusting for foreign exchange effects. Sales in the North America region after currency adjustments increased by 0.8 percent to leave them just above the prior-year level. However, after adjusting for foreign exchange effects we achieved our highest sales growth in the Latin America region. Here the increase in sales was 20.4 percent, due among other things to acquisitions. Growth in the Asia-Pacific region after adjusting for foreign exchange effects stood at 8.8 percent.

You will find detailed explanations on our sales performance in the section on the business sectors on page 34ff.


EBIT[1]
in million euros
602
630
602[2]
666
706
1999
2000
2001
2002
2003

[1] based on continuing businesses
[2] excluding exceptional items

Operating profit increased by 6.0 percent from 666 million euros to 706 million euros, and after adjusting for foreign exchange effects even by 11.7 percent.

All our business sectors contributed to this gratifying earnings performance. Laundry & Home Care reported a growth of 7.3 percent and Cosmetics was up 5.4 percent. Particularly pleasing was the increase in profit at Consumer and Craftsmen Adhesives, which was well into double figures at 14.6 percent despite the negative foreign exchange effects. Henkel Technologies reported an increase of 4.9 percent, likewise heavily impacted by the weakness of the US dollar.

2003 EBIT by business sector[1)]


Laundry & Home Care 35 %
Cosmetics 24 %
Adhesives 17 %
Technologies 24 %

in million euros	
EBIT business sectors:	816
EBIT Corporate:	– 110
EBIT Total:	**706**

[1)] excluding Corporate

These growth rates are due both to the profitable development of our organic businesses and the savings made from our special restructuring program introduced in 2001. These latter cost reductions contributed 44 million euros to the profit improvement in 2003.

After adjusting for foreign exchange effects, the operating profit figures were as follows: Laundry & Home Care up 9.1 percent, Cosmetics up 9.2 percent, Consumer Adhesives up 24.1 percent and Henkel Technologies up 19.2 percent.

At minus 110 million euros, the Corporate segment was down 16 million euros compared with the previous year. This profit decrease is due to two reasons: Firstly the advertising campaign "Quality from Henkel" conducted in 2003, and secondly the charges taken for the extended restructuring measures, these being not quite fully offset by the gain from the sale of our strategic participation in Wella AG.

In regional terms, profit performance was highly positive everywhere other than in North America and Germany. In the Europe (excl. Germany)/Africa/Middle East region, operating profit increased by 9.9 percent. This rise was mainly attributable to the gratifying performance of our business sectors Laundry & Home Care, Cosmetics and Henkel Technologies. There was no revival in the demand for consumer and capital goods in Germany; consequently, operating profit stayed at the level of the previous year. We are disappointed with developments in North America. Here operating profit fell by 16.4 percent, due mainly to the foreign exchange effects. Our Henkel Technologies business sector was particularly affected by this setback. We were able to achieve substantial increases in profit in the Latin America and Asia-Pacific regions. It is thanks especially to the strong profit growth of the Henkel Technologies business sector that we were able to move out of deficit in both regions.

2003 EBIT by region[1)]


Germany 40 %
Europe (excl. Germany)/
Africa/Middle East 51 %
North America 8 %
Asia-Pacific 1 %
Latin America 0 %

in million euros	
EBIT business sectors:	816
EBIT Corporate:	– 110
EBIT Total:	**706**

[1)] excluding Corporate

After adjusting for foreign exchange effects, we succeeded in increasing operating profit by 16.1 percent in the Europe (excl. Germany)/Africa/Middle East region. The North America region showed an adjusted profit growth of 6.0 percent, and in the regions of Latin America and Asia-Pacific we were also able, after adjusting for foreign exchange effects, to realize higher EBIT figures.

Special restructuring program/ Extended restructuring measures

With major portions of the "Strong for the Future" special restructuring program comprising 134 projects having been successfully completed in fiscal 2002 to yield savings affecting income amounting to 65 million euros, the remaining restructuring measures were concluded as planned in the year under review. The "Strong for the Future" initiative thus resulted in further savings amounting to 44 million euros in 2003. In the course of implementing this program, moreover, we identified further potential for extended restructuring and optimization. Consequently, we increased our restructuring charges in fiscal 2003 by 85 million euros to 122 million euros. The measures involved were of a structural nature affecting all the business sectors and regions and will lead to further savings amounting to approx. 40 million euros per year from 2004 onward.

Cost items

The cost of sales fell in 2003 by 2.7 percent to 4,965 million euros. This disproportionate decrease as compared with our sales performance is predominantly attributable to lower raw material prices. At 4,471 million euros, gross profit was 1.8 percent down on the prior-year figure. Our gross margin rose from 47.2 percent to 47.4 percent.

At 2,915 million euros, the costs incurred for marketing, selling, distribution, customer support, advertising and sales promotion were slightly down on the prior-year figure of 2,951 million euros. The associated share of sales increased slightly, however, to 30.9 percent.

Despite foreign exchange effects, the cost of research and development remained virtually unchanged at 257 million euros. Research and development expenses expressed as a percentage of sales likewise stayed at the level of the previous year, namely 2.7 percent.

Administrative expenses – these essentially comprise the payroll and non-personnel costs of the administration departments – decreased by 5.6 percent to 508 million euros. Aside from the savings from the "Strong for the Future" restructuring program, cost-cutting initiatives in all our business sectors and foreign exchange effects contributed to this substantial reduction.

Goodwill amortization fell by 10.7 percent from 140 million euros to 125 million euros. This decrease is due to foreign exchange effects, as a significant portion of our goodwill assets are accounted for in the dollar region.

Other operating income and charges

Other operating income decreased slightly from 164 million euros to 158 million euros. There was a substantial reduction in other operating charges, these falling from 111 million euros to 77 million euros. Aside from the impact of foreign exchange effects, a further decrease arose as a result of lower levels of business risk at our affiliated companies outside Europe.

Financial items

The financial items line improved compared with the previous year by 64 million euros to a plus of 62 million euros. This substantial increase is due to the rise in net income from participations of 50 million euros to 202 million euros. There were two factors contributing to this development: Income from our participation in the Clorox share buy-back program (30 million euros) and the absence of the non-recurring charges from the previous year relating to restructuring measures implemented at Clorox. The net interest figure also improved by 14 million euros. The mid-year bond issue and the provisional investment of the funds received balanced each other out to produce a negligible effect on the net interest figure.

Net earnings and dividend

Earnings before tax improved by 15.7 percent from 664 million euros to 768 million euros. Without the exceptional gain resulting from the Clorox share buy-back, the increase would have been 11.1 percent, due to improvements in operating profit and in the financial items line. Taxes on income amounted to 238 million euros. After deducting the gains from the Clorox share buy-back, this corresponds to a tax rate of 32.3 percent (previous year 35.1 percent). This decrease in the tax rate is mainly attributable to non-deductible charges emanating from the restructuring program at Clorox in 2002, and lower tax burdens for 2003 prevailing in countries outside Germany.


Net earnings
in million euros
364
468
437
435
489
500²⁾
1999
2000
2001
2002
2003
Net earnings
Earnings after minority interests

[1] 541 million euros including exceptional items
[2] 530 million euros including gain from Clorox share buy-back

Our net earnings increased significantly by 23.0 percent, from 431 million euros to 530 million euros. After deducting minority interests, the earnings figure was 519 million euros or 19.3 percent more than in the previous year. Excluding the gain from the Clorox share buy-back, the net earnings would have risen 16.0 percent to 500 million euros, with earnings after minority interests rising 12.4 percent to 489 million euros.

The annual financial statements of Henkel KGaA are summarized on page 85.

In view of this positive earnings performance, we intend to propose to the Annual General Meeting that a dividend of 1.20 euros per share be paid on the preferred shares and a dividend of 1.14 euros per share be paid on the ordinary shares. The resultant total distribution of 167 million euros corresponds to a payout ratio of 32.2 percent.

The payout ratio is calculated on the basis of earnings after minority interests (519 million euros).


Preferred share dividends
in euros
0.93
1.12
1.12
1.12
1.20¹⁾
1999
2000
2001
2002
2003

[1] proposed


Earnings per preferred share before and after goodwill amortization
in euros
3.52
0.99
4.51
1.26
6.50
3.00
4.32
1.27
4.03
0.97
4.52
0.87
3.65
4.31
0.87
3.44
1999
2000
2001
2001¹⁾
2002
2003
2003²⁾
Goodwill amortization
Earnings per preferred share

[1] adjusted for exceptional items
[2] excluding gain from Clorox share buy-back

Earnings per share (EPS)

Earnings per preferred share rose from 3.06 euros in 2002 to 3.65 euros, an increase of 19.3 percent. Earnings per ordinary share grew 19.7 percent to 3.59 euros. Excluding the gain from the Clorox share buy-back, the EPS on the preferred shares would have risen 12.4 percent to 3.44 euros, and the EPS on the ordinary shares would have increased 12.7 percent to 3.38 euros. This increase thus meets again our forecast of double-digit annual EPS growth.

The EPS figures are calculated on the basis of earnings after minority interests, divided by the weighted average number of shares outstanding during the fiscal year.

Return on capital employed (ROCE)

We once again succeeded in increasing the return on capital employed (ROCE) in fiscal 2003. By the end of the year it had reached a new record high of 16.2 percent. This corresponds to a rise of 0.5 percentage points compared with the previous year. All our business sectors contributed to this increase, thanks in particular to improvements in operating profit. Although the capital employed figure for the Henkel Technologies business sector declined due to foreign exchange effects, it increased slightly at Consumer Adhesives due to the acquisitions made. At Laundry & Home Care and Cosmetics, the capital employed figure remained at the level of the previous year.

You will find more detailed information on our value-based management approach in the section entitled "Value-based management/Corporate governance" on page 17ff.

Acquisitions and divestments

In its growth strategy, the Laundry & Home Care business sector targeted expansion of its portfolio in selected markets outside Europe. With the acquisition of a 60-percent share in Guatemala's third-largest detergents manufacturer, La Luz, Henkel further consolidated its strong position in Latin America. La Luz markets detergents and household cleaners and in 2002 realized sales of around 35 million euros. In all, Laundry & Home Care spent 76 million euros on acquisitions in the year under review.

The Consumer Adhesives business sector took over the Makroflex business of YIT Construction Ltd., Helsinki, Finland. Makroflex primarily develops, produces and sells sealants and insulating materials for the construction industry and is the market leader in North, Central and Eastern Europe. In fiscal 2002, the Makroflex companies generated sales amounting to around 34 million euros. A further acquisition in the sealing compounds field was undertaken at the end of the year with the purchase of Lucky Silicone, South Korea. This takeover is an important strategic step for us within the framework of our growth plans for the Asia-Pacific region. In 2002, Lucky Silicone reported sales of 30 million euros. In Mexico, we have decisively strengthened our position in the national market through the purchase of the entire adhesives and building auxiliaries business of the DESC Group, Mexico City. The core activities of this company lie in the fields of contact, wood and building adhesives and also impregnation systems. In fiscal 2002, the acquired business achieved sales of 86 million euros. In all, the expenditure of the Consumer Adhesives sector on acquisitions amounted to 127 million euros.

With our takeover bid for The Dial Corporation of Scottsdale, Arizona, USA in December, we stipulated the largest ever acquisition in the history of our Company. With this we intend to expand our branded products business in North America and take a major strategic step toward the internationalization of our entire consumer products business. Dial holds leading market positions on the American continent in the areas of laundry care, air fresheners, personal care products and food products. In fiscal 2003, the company generated sales of around 1.2 billion euros.

With the acquisition of Advanced Research Laboratories (ARL), Costa Mesa, California, USA, the Cosmetics business sector has significantly complemented its existing hair cosmetics business in the USA. ARL holds leading market positions in the styling segment, particularly in the USA, but also in Canada and Mexico, and in 2003 reported sales of 120 million euros.

Capital expenditures

Capital expenditures (excluding financial assets) in the year under review amounted to 517 million euros or 12.4 percent more than in the previous year.

Capital expenditures 2003

in million euros

	Continuing operations	Acquisitions	Total
Property, plant and equipment	321	30	**351**
Intangible assets	25	141	**166**
Total	**346**	**171**	**517**

Investments in property, plant and equipment within our continuing operations amounted to 321 million euros, representing an increase of 14 million euros compared with the previous year. For the most part, these expenditures were utilized to develop and expand our production capacities. The three largest individual projects in 2003 were as follows:

- Installation of a plant for the manufacture of powder detergents in Dammam, Saudi Arabia (Laundry & Home Care)
- Formulation modifications and production expansion in respect of automatic dishwasher detergents in Foetz, Luxembourg (Laundry & Home Care)
- Production expansion for adhesive products in Winsford, UK (Consumer and Craftsmen Adhesives).

The main focus of our capital expenditures by region lay in Germany and elsewhere in Europe.

A total of 25 million euros was invested in intangible assets for our continuing operations. These expenditures were predominantly geared to the acquisition of brand rights and software licenses, particularly in the business sectors Laundry & Home Care and Consumer Adhesives.

We spent 30 million euros on the property, plant and equipment of businesses acquired in the course of 2003. Investments in acquired intangible assets amounted to 141 million euros. Of this amount, goodwill accounted for 64 million euros.

In 2004, the bulk of the investments in property, plant and equipment will again be directed toward Europe. Capital expenditure at the Laundry & Home Care business sector in particular is being stepped up. Major projects next year will involve capital expenditures for further improving color quality in our detergents and the optimization of the liquid packaging process, and projects geared toward enhancing formulation efficiency. The Consumer Adhesives business sector intends to construct a new building adhesives plant in Bulgaria and the Henkel Technologies business sector will be investing in improvements in efficiency in respect of metal substrate preparation and also in the construction of a new hotmelt plant.

Assets and financial analysis

Balance sheet structure

In fiscal 2003, total assets rose by 849 million euros to 9,362 million euros. This increase is solely attributable to current assets, which rose by 1,083 million euros to 4,343 million euros. The funds from the bond issued in the second quarter are mainly reported under the heading "Liquid funds/Marketable securities", with a portion also being shown under "Other receivables and miscellaneous assets". Trade accounts receivable were higher than the level of the previous year, due mainly to acquisitions, but also partly owing to extended payment terms.

The fixed assets total decreased by 204 million euros to 4,723 million euros. In the case of property, plant and equipment, the capital expenditures of 321 million euros in continuing operations exceeded the scheduled depreciation figure by 75 million euros. The reduction in property, plant and equipment of 34 million euros to 1,683 million euros is largely due to foreign exchange effects.

Despite the acquisitions during the year, intangible assets fell by 145 million euros to 1,641 million euros as a result of scheduled amortization and foreign exchange fluctuations. Financial assets decreased by 25 million euros to 1,399 million euros. The main reason for this lay in the decrease in the carrying values of our investments arising from the share buy-back programs of Clorox and Ecolab, with foreign exchange rate changes also having an impact.

Shareholders' equity excluding minority interests increased by 32 million euros to 3,311 million euros. Earnings after deducting minority interests came in at 519 million euros, exceeding the aggregate of the currency translation losses (– 268 million euros), the changes taken to equity arising from the share repurchases at Clorox and Ecolab (– 71 million euros) and the dividend payout (– 156 million euros). A total of 352 million euros was transferred from earnings to revenue reserves.

Provisions decreased by 153 million euros to 2,879 million euros, predominantly due to tax payments of around 150 million euros incurred during the year under review in respect of the sale of Cognis.

As a result of the bond issue and the associated rise in borrowings, liabilities increased by 979 million euros to 3,097 million euros. At 789 million euros, trade accounts payable were 69 million euros down on the previous year; of the decrease, 33 million euros was attributable to foreign exchange effects. Other liabilities rose by 52 million euros to 453 million euros.

Balance sheet structure


in million euros
Assets
Shareholders' Equity and Liabilities
9,362
9,362
of which in percent
8,513
36
36
8,513
of which in percent
Property, plant and equipment/Intangible assets
41
40
Shareholders' equity
15
18
Financial assets
17
11
19
Pension provisions
13
Inventories
13
38
20
16
Other provisions
Receivables/Miscellaneous assets
29
10
Borrowings
13
15
Other liabilities
2002
2003
2003
2002

Cash flow statement (summarized)[1] in million euros	2002	2003
Operating profit (EBIT)	666	706
Income taxes paid	– 156	– 348
Depreciation/write-ups of fixed assets (excl. financial assets)	470	405
Net gains/losses from disposals of fixed assets (excl. financial assets, incl. Wella gain)	– 25	– 102
Change in net working capital	– 92	– 141
Cash flow from operating activities	**863**	**520**
Cash flow from investing activities/acquisitions	**– 417**	**– 363**
Dividends and net interest	– 240	–241
Net cash flow	**206**	**– 84**
Investments in financial assets/acquisitions, and dividends	321	664
Free cash flow	**527**	**580**

[1] detailed cash flow statement on page 49

Cash flow statement

At 520 million euros, cash flow from operating activities was 343 million euros below the prior-year figure of 863 million euros. The decrease is predominantly the result of a substantial rise in income tax payments relating to the sale of Cognis (150 million euros). Included under net gains/losses from disposals of fixed assets is the gain from the sale of our Wella stake amounting to 81 million euros. The change in net working capital reduced cash flow from operating activities by 141 million euros, this being caused in particular by an increase in receivables and miscellaneous assets. This significant rise is primarily attributable to extended payment terms.

The cash flow from investing activities/acquisitions amounted to – 363 million euros. The outflow of funds for capital expenditures and acquisitions thus fell 54 million euros compared with the previous year. This decrease resulted from the gain from the sale of our participation in Wella amounting to 81 million euros, and proceeds from our participation in the Clorox share buy-back program amounting to 54 million euros. Both these items are recognized under proceeds from disposals of fixed assets. Investments in intangible assets, property, plant and equipment in respect of our continuing operations were slightly above the level of the previous year. In our endeavor to strengthen and expand our core businesses, we spent a total of 211 million euros on acquisitions in 2003. Of this figure, Laundry & Home Care accounted for 76 million euros, the Cosmetics figure was 6 million euros, 127 million euros went to Consumer Adhesives and the Henkel Technologies spend was 2 million euros.

The cash flow from financing activities increased by 1,446 million euros to 814 million euros. The main reason for the significant rise was the bond issued in June, which also explains the substantial increase in borrowings as compared with the previous year. The dividends and net interest figure was flat versus prior-year.

Net cash flow amounted to – 84 million euros. This reduction of 290 million euros, incurred despite the Wella gain and the proceeds from the Clorox share buy-back, is attributable to the tax payment in relation to the Cognis sale and the build-up in net working capital mentioned above. The free cash flow figure amounted to 580 million euros, 53 million euros more than in the previous year. This total includes 361 million euros as proceeds from the sale of our strategic investment in Wella.

Employees

(as of December 31)

	1999	%	2000	%	2001	%	2002	%	**2003**	**%**
Germany	15,412	27.3	15,878	26.1	11,460	24.6	11,362	23.4	11,245	23.1
Europe (excl. Germany)/Africa/Middle East	24,393	43.3	24,881	40.9	20,570	44.1	23,374	48.1	22,944	47.2
North America	5,511	9.8	6,958	11.4	4,675	10.0	4,474	9.2	4,181	8.6
Latin America	3,705	6.5	4,236	6.9	2,870	6.2	3,042	6.2	3,946	8.1
Asia-Pacific	7,375	13.1	8,950	14.7	7,048	15.1	6,386	13.1	6,312	13.0
Total	**56,396**	**100.0**	**60,903**	**100.0**	**46,623**	**100.0**	**48,638**	**100.0**	**48,628**	**100.0**

Employees

The number of people employed by the Henkel Group at the end of the year under review was 48,628.

In the wake of the acquisitions undertaken in the business sectors Laundry & Home Care, and Consumer and Craftsmen Adhesives, the headcount increased by some 1,400. Excluding the purchased businesses, the workforce decreased by 2.9 percent to 47,230 employees. This reduction was attained in most cases on the basis of socially compatible severance arrangements. In 2003, the average number of employees in the Henkel Group was 48,328. Per capita sales amounted to 195,000 euros.

Henkel Group payroll costs fell by 36 million euros to 1,916 million euros. The payroll cost ratio – this describes the relationship between payroll costs and sales – remained virtually constant at 20.3 percent.

In Latin America, the number of employees rose by 29.7 percent due to the acquisition of La Luz and the adhesives and construction auxiliaries business of the DESC Group.

At the end of the year, Henkel in Germany employed 460 young people as trainees and apprentices. This level of training provision is significantly higher than our own recruitment requirement, thus underlining our social commitment as a major employer. We apply a similar approach to the placement of interns, who are offered positions with us at both national and international level.

We are committed to a value-based managerial approach. Specific benchmarking of our personnel selection and management processes, geared to quality and efficiency, the establishment of key performance indicators, and a comprehensive performance management concept, have all been put in place in order to ensure that all those involved are fully aware of the expectations placed upon them.

We also want to create attractive working conditions for our female employees and have, over the past three years, increased our female recruiting quota in Germany to almost 40 percent. Women are still, however, currently under-represented in the managerial functions. In many cases this is due to the fact that, in the past, there were fewer women available for employment in the specialist and managerial positions required by our business.

Through an Employee Share Program (ESP), Henkel offers all its employees the possibility of participating in the success of the Company. Currently, more than 10,000 employees from almost 50 countries have enrolled in the third cycle of the program, which was introduced in 2001. This corresponds to a worldwide participation ratio of 33 percent of all entitled employees. In Germany, the quota lies closer to 43 percent. At the end of 2003, our employees were offered the opportunity of enrolling in the fourth cycle of the ESP. A further tranche of the Stock Incentive Plan for senior management was also set up in the year under review.

We have adapted our international pension policy to the changed underlying conditions. The move to defined contribution plans for our employees, initiated a few years ago, is scheduled for completion in 2004.

Purchase volumes by business sector


Laundry & Home Care 41 %
Cosmetics 17 %
Adhesives 13 %
Technologies 29 %

R&D expenditure and R&D ratio

in million euros


279
320
343
255[1]
259
257
1999
2000
2001
2002
2003
2.5 %
2.5 %
2.6 %
2.7 %
2.7 %
2.7 %

R&D ratio (research expenditure as a proportion of sales)

[1] *continuing operations*

Research and development expenditure by business sector


Laundry & Home Care 25 %
Cosmetics 14 %
Adhesives 7 %
Technologies 40 %
Corporate 14 %

Procurement

The average purchase prices for raw materials fell by almost 3 percent in the year under review. Overall, cost of raw materials, supplies and merchandise and of packaging materials, finished products and outside services amounted to approx. 3,700 million euros (previous year approx. 3,800 million euros). The five most important commodities accounted for just 15 percent of the total raw material purchase volume. The five most important suppliers accounted for just 11 percent of the procurement volume. Henkel is thus extensively independent of individual vendors.

Our procurement system is organized as an internationally distributed network controlled by a small, effective corporate unit. This enables us to utilize not only global synergies and pooling potential but also beneficial regional opportunities. The purchasing network comprises multiskilled purchasing teams that operate extensively on a global and cross-divisional basis. The level of procurement activity conducted via electronic marketplaces has further increased. Purchase volumes valued at more than 450 million euros were handled through this medium, compared with 272 million euros in the previous year. This corresponds to an increase of over 65 percent. And volumes are expected to continue rising in the future. The platforms employed are cc-chemplorer and CPGmarket.com, in both of which Henkel is a shareholder.

Research and development

Expenditure on research and development at the Henkel Group amounted to 257 million euros. This corresponds to a share of sales of 2.7 percent. Of the total amount, 37 million euros went into central research and 220 million euros were allocated to the product and process development activities of the business sectors. We also spent 88 million euros on technical services for our customers. As in the previous year, the average number of employees working in research, product development and application engineering was approximately 3,000, with the majority operating in Germany, France, Ireland and the USA.

In conducting our research and development, we utilize various innovation sources and resources available around the world to ensure the sustainable success of the Company. We therefore use both internal and external expertise to strengthen and expand our product portfolio and to develop new markets.

Our Central Research unit is active in the fields of biology, chemistry and engineering technology. Its scientists develop innovative basic technologies for new products and production processes. The individual projects are aligned to the requirements of our marketing units, and to our operational product development or manufacturing needs. The results from Central Research are fed into the business sectors in order to enlarge our innovative portfolio.

The Central Research unit is currently working on a number of projects, including the following:

- Increasing the efficacy of Henkel products in combating infectious, odor-forming and destructive microorganisms, for home care, cosmetics and engineering applications
- Innovative products to stimulate the biologically active parts of the hair to produce perceivable beneficial effects for the consumer
- Enzymes with improved performance for laundry and cleaning products, cosmetics and sanitary applications
- High-performance composite systems comprising polymer materials for the fields of electronics, traffic and transport
- New concepts of integrated corrosion protection for steel and aluminum
- Concepts for production management and logistics utilizing transponders (electronic barcodes)
- Intelligent controls and expert systems to maximize performance in product packaging lines.

Aside from our internal activities, we also have a stake in various research enterprises. Further, we work together with universities and faculty professors in the fields of biotechnology, cell physiology, new materials and functional polymers.

Exemplary research and development projects are selected on an annual basis for the "Fritz Henkel Prize for Innovation". In 2003, we conferred this award on four project teams in recognition of their efforts in the realization and commercialization of the following concepts:

- Water-soluble builder system
  for protecting textiles and increasing laundry performance
- Gliss Kur Liquid Silk
  the first hair care line with "liquid silk" for more shine, increased suppleness and an improved grip
- Power Pritt
  the first multi-purpose glue stick
- Loctite anaerobic stick
  the first anaerobic thread locking, thread sealing and anti-seize products in solid (waxy) form.

Henkel employees involved in research and development are particularly committed to Henkel's philosophy of sustainable quality. Through their work, they lay the foundations today for our business success of tomorrow. And the service units at Corporate Research & Technology likewise set quality standards due to their specialist expertise in areas such as microbiology, analysis and product safety.

In 2003, Henkel streamlined its patents portfolio both geographically and in terms of content in order to enhance efficiency. We currently protect our technology around the world on the basis of more than 6,600 patents. There are also over 7,000 patent applications pending. And we own more than 2,000 registered designs as part of our endeavor to protect our intellectual property.

Further information on our research and development activities can be found on our Internet site at www.innovation.henkel.com.

Sustainability

Not only are innovative brands and technologies indispensable for our business success, they also play an essential role in meeting our social responsibilities. Our products combine high customer benefit with ecological compatibility and so provide us with competitive advantages in the marketplace. Henkel operates its businesses on the basis of its dedication to sustainability and corporate social responsibility. It is in this comprehensive undertaking that we see the basis for our entrepreneurial development going forward.

To help us implement this strategic approach, we have established standards relating to all our business processes within an integrated management system encompassing safety, health, environmental protection and quality. In addition, we have introduced a code of conduct that is binding on all employees of the Group. Adherence to these Group-wide requirements is critically examined on a regular basis by internal audits.

Henkel companies also submit their management systems to external certification and auditing. By the end of 2003, some two thirds of our production volume came from sites which had been certified to ISO 14001, the internationally recognized standard for environmental management systems. Furthermore, around 80 percent of our production is certified on the basis of the international system of quality management standards (ISO 9000ff.).

In July 2003, Henkel joined the Global Compact of the United Nations. In so doing, we have underlined our commitment to uphold human rights, including the basic rights of employees, and to promote environmental protection.

We also encourage the voluntary work performed by our employees and pensioners. In 2003, Henkel supported a total of 555 non-profit-making projects in more than 50 countries under its worldwide MIT initiative (MIT = Make an Impact on Tomorrow). Of this figure, 174 were MIT children's projects. In November 2003, Henkel received an award from the German children's charity Deutsches Kinderhilfswerk in recognition of its progressive approach to social engagement.

Sustainability balance sheet 1998 to 2003

Key environmental figures per tonne of output		
Sulfur dioxide	– 59 %	↘
Industrial accidents[1]	– 40 %	↘
Heavy metals	– 26 %	↘
Water	– 23 %	↘
Energy	– 17 %	↘
Volatile organic compounds	– 16 %	↘
Carbon dioxide	– 14 %	↘
Effluent	– 13 %	↘
Waste	0 %	→

[1] industrial accidents per 200,000 hours worked

Thanks to its comprehensive commitment to sustainability, Henkel was included for the fifth time in a row in the Dow Jones Sustainability Index (DJSI) in 2003. Henkel has also been part of the international ethical index FTSE4Good since its establishment in 2001.

We have been publishing an annual Environment Report since 1992, and this has been replaced since 2001 by the Sustainability Report. These publications document the high priority assigned to sustainability within our Company. Further background information and the latest news on the progress we have been making in the field of sustainable development can be found at our dedicated website www.sd.henkel.com.

Laundry & Home Care

- Organic sales growth of 1.2 percent
- Operating profit: plus 7.3 percent
- Further rise in ROCE from a high base
- Intended acquisition of The Dial Corporation, USA

Key financials[1)]

Sales in million euros


2,574
2,835
3,082
3,131
3,074
1999
2000
2001
2002
2003

Figures in million euros

	2002	2003	Change
Sales	3,131	3,074	– 1.8 %
Share of Group sales	32 %	33 %	1.0 pp
EBITA	280	295	5.2 %
Return on sales (EBITA)	8.9 %	9.6 %	0.7 pp
EBIT	268	287	7.3 %
Return on sales (EBIT)	8.5 %	9.3 %	0.8 pp
Return on capital employed (ROCE)	31.2 %	33.1 %	1.9 pp
EVA®	173	188	8.8 %

pp = percentage points

1) calculated on the basis of units of 1,000 euros

Economic environment and market position

In 2003, the global laundry and home care market had a volume of around 50 billion euros. For the second year in a row, overall growth in the markets relevant to Henkel eased; measured in local currencies, the increase was just 1 percent. The reasons for this lay both in tougher price competition in the attractive premium sector worldwide, and a cyclical increase in demand for lower-priced offerings and private-label products. In the largest submarket, that of heavy-duty detergents, competition based on prices increased. There were a number of major innovations in the specialty segments.

We share third place on the world market with one of our competitors. We retained our leading position in continental Europe while gaining further market share in the Middle East, Central America and Mexico.

In December 2003, Henkel announced its intention to acquire The Dial Corporation in the USA. Subject to the approval of the Dial shareholders, we expect to close the transaction at the beginning of April 2004, providing us with an entry into the highly profitable North American market.

Sales and profits

At 3,074 million euros, sales at the Laundry & Home Care business sector were 1.8 percent below the figure for the previous year. After adjusting for foreign exchange effects, growth was a positive 3.1 percent.

In Germany, we successfully defended our market share both against private-label products and against newly introduced low-price brands.

Business performance in Southern and Eastern Europe was particularly encouraging. Developments in the Middle East enabled us to build on the successes of recent years. Within the Latin America region, we consolidated our market position in Mexico, and we widened our business base in Central America through the acquisition of La Luz.

Sales development	2003
Change versus previous year	– 1.8 %
at constant exchange rates	3.1 %
of which organic	1.2 %
acquisitions/divestments	1.9 %
Foreign exchange effects	– 4.9 %

Our earnings performance in this business sector was very positive: Operating profit (EBIT) rose 7.3 percent to 287 million euros; adjusted for foreign exchange effects, the growth rate amounted to 9.1 percent while the EBIT return on sales increased from 8.5 percent to 9.3 percent. We have thus achieved a significant improvement for the sixth year in succession. Despite a slight decline in market prices, we achieved this increase in returns primarily through efficiency improvements implemented in the areas of production and administration. The return on capital employed (ROCE) rose again from a high base of 31.2 percent to 33.1 percent. This was attributable to the fact that, despite acquisitions, the capital employed remained virtually unchanged compared with the previous year.

Product groups

Within the Laundry & Home Care business sector, we manage three product groups which showed different developments in the year under review.

Our heavy-duty detergents constitute the largest and most global segment. Here we were able to maintain our market positions in the face of intensive competition. For consumers, the price-performance ratio is becoming an ever more important criterion in the decision to buy. We are countering this development with our international quality leader Persil and also our national brands embodying the virtues of "Quality from Henkel". The Spee concept, with its established international "clever fox" motif symbolizing smart economic behavior, was able to sustain steady success.

We are the market leader in continental Europe with our very profitable special detergents product group. And we were able to further expand this position in the year under review. Overall, we have registered an increase in demand for high-quality products in this segment. The highest rate of growth was achieved by our fabric softeners.

Our third product group comprises cleaning and dishwashing products in which Henkel is also the market leader in continental Europe. We registered substantial market successes with our automatic dishwasher detergents, particularly in Italy and the UK. Our hand dishwashing products performed especially well in Southern and Eastern Europe. One of our main priorities in 2003 was to gain further market penetration outside Europe: New variants of Pril were highly successful in Saudi Arabia, Egypt and India. We are represented in China by promising local brands, and in Iran and Guatemala by newly acquired companies.

Two innovations secured our market leadership in continental Europe in the field of WC products: Thanks to their innovative two-component system, Duo-Aktiv and Duo-Kraft Gel meet the highest demands in terms of their cleaning and limescale removing capabilities.

Capital expenditures and efficiency enhancement programs

The focus of our investment activities lay both in expanding capacity in Eastern Europe and the Middle East and rationalization measures. We have also invested worldwide in our liquid products activities. We expect profitability to come under pressure and have therefore initiated preemptory efficiency enhancement measures. We were able to realize in full the budgeted savings under the "Strong for the Future" restructuring program.

Outlook

For 2004 we expect a market growth on the lower level of the prior-year and plan an organic sales growth of approx. 2 percent. Our businesses in Eastern Europe are expected to make an important contribution in accomplishing this task. We expect moderate growth in our Western European markets with further penetration of private-label products. We intend to combat this development by implementing appropriate measures geared to maintaining our leading market position. We are pursuing ambitious goals in relation to our businesses outside Europe with our target here to achieve a significantly stronger growth than for our European business and to gain market share by, among other things, portfolio expansion. The acquisition of The Dial Corporation will make us the sole number three on the world market.

Excluding The Dial Corporation, we plan an increase in operating profit in the high single-digits, after adjusting for foreign exchange effects. With only limited scope for increasing prices in many countries, our focus is on improving our efficiency and optimizing our portfolio structure in order to maximize value added.

Cosmetics/Toiletries

- **Organic sales growth of 3.3 percent**
- **Increase in operating profit of 5.4 percent**
- **ROCE edges up to 22.6 percent**
- **Acquisitions targeted in the USA**

Key financials[1]

Sales in million euros


1,814
2,029
2,085
2,116
2,086
1999
2000
2001
2002
2003

Figures in million euros

	2002	**2003**	**Change**
Sales	2,116	2,086	– 1.4 %
Share of Group sales	22 %	22 %	–
EBITA	219	228	4.3 %
Return on sales (EBITA)	10.3 %	10.9 %	0.6 pp
EBIT	184	194	5.4 %
Return on sales (EBIT)	8.7 %	9.3 %	0.6 pp
Return on capital employed (ROCE)	21.9 %	22.6 %	0.7 pp
EVA®	99	107	8.4 %

pp = percentage points

[1] calculated on the basis of units of 1,000 euros

Economic environment and market position

The underlying conditions for the world cosmetics market have remained difficult. Worldwide cosmetics sales rose by just 2 percent to 173 billion euros. This means that, again in 2003, global growth fell short of the medium-term average. International hair cosmetics grew by 2.8 percent, skin care by 3.5 percent. While the market for oral hygiene remained flat, the body care market registered an increase of 3 percent. In the worldwide hair salon products market, volume sales rose by around 3 percent.

Against this background, Henkel was able to maintain, and in some cases even expand, its market positions. Overall, our Cosmetics/Toiletries business sector ranks number four in Europe. In the hair cosmetics/branded products segment we hold third place. In facial care and in the salon business we are the number three in Europe, while in the oral and body care segments we rank fourth. Our market position in North America will be significantly extended with the acquisition of Advanced Research Laboratories (ARL). This together with our company Schwarzkopf & Dep will move us into third position in the US hair styling market.

The acquisition of Dial will provide the Cosmetics/Toiletries business sector with a strong position in the North American body care market. Subject to the approval of the Dial shareholders, we anticipate closure of the transaction at the beginning of April 2004.

Sales and profits

Sales fell in the year under review by 1.4 percent to 2,086 million euros. After adjusting for foreign exchange effects, however, we turned in a plus of 3.3 percent. The German branded products business suffered from persistently low levels of demand in the retail trade. Our colorants have held their position as market leader and our brands Schauma, Gliss and Taft were able to strengthen their market presence.

The branded products business performed well in the rest of Europe and in the Middle East. Business developments in France, the UK, Italy and Spain were particularly encouraging. Schauma and Taft maintained their market leadership in Russia.

Sales development	2003
Change versus previous year	– 1.4 %
at constant exchange rates	3.3 %
of which organic	3.3 %
acquisitions/divestments	0.0 %
Foreign exchange effects	– 4.7 %

Schwarzkopf Fa schauma DIADERMINE Drei Wetter taft

In North America, our styling brands L.A. Looks and Dep were able to defend their leading market positions. Our businesses in Venezuela, Colombia and Ecuador were adversely affected by political and economic problems. In the Asia-Pacific region, foreign exchange effects resulted in a decrease in sales, although the currency- adjusted figures were up on prior-year. Our Chinese business performed particularly well.

Overall, our professional hair care business grew after adjusting for foreign exchange effects. Europe in particular returned positive results, and there was also an improvement in Germany. Asia-Pacific likewise achieved growth, due in particular to business developments in Japan. Performance in the regions of North and Latin America remained stable.

Operating profit (EBIT) rose by 5.4 percent to 194 million euros; after adjusting for foreign exchange effects the increase was 9.2 percent. The EBIT return on sales stood at 9.3 percent, 0.6 percentage points up on the previous year. At 22.6 percent, the return on capital employed (ROCE) improved slightly compared with the prior-year figure.

Product groups

The Cosmetics/Toiletries business sector comprises five product groups – hair cosmetics, body care, skin care, oral care and salon products.

The focus during the year under review was once again on our hair cosmetics businesses. Our Brillance brand continues to lead the colorants market in Germany and was able to make gains in France, Russia, Austria and the Netherlands. Our colorants brand Palette, successful in Eastern Europe, was introduced into the German market with encouraging results. During the second half of the year we completely revamped our colorants brands and our activities in the styling segment through the introduction of new products. Our Taft brand expanded its market position in Germany, Russia and Poland. And it has now also been launched onto the UK market under the brand name Pro-Styling. In the hair care segment, Schauma and Gliss continued their market success.

In the body care segment, our Fa brand had to struggle against tough competition and increasing demand for private-label products. Meanwhile Bac and our regional brands La Toja and Barnängen performed well.

The hair care segment consolidated its market shares in Europe. Our decision to revamp our Diadermine portfolio and to relaunch our Aok brand in the third quarter were major contributory factors in this regard.

Sales at our oral care business were slightly up on the previous year. Positive trends have been registered in the markets of France, Benelux and Spain.

In the hair salon business, we are concentrating on further strengthening our colorants portfolio. The leading brand IGORA is currently being revamped and enhanced through the addition of fashionable nuances. In addition, we launched a new range comprising twelve products in Germany and the UK under our premium Seah Hairspa brand. And we were able to re-introduce the Bonacure Men hair care brand in several European countries.

Capital expenditures and efficiency enhancement programs

Our capital investments focused on Europe where they served to modernize our facilities and expand capacities. Within the framework of the special restructuring program, we further optimized our structures in sales, distribution and administration.

Outlook

We expect 2004 to bring an improvement in the economic climate. The global market for cosmetics and body care products will, according to our estimates, grow by around 2 to 3 percent. We intend to strengthen our market position, focusing on the hair cosmetics segment, and to further develop our colorant brands. We are also in the process of expanding Schwarzkopf into an umbrella hair care brand. In the skin care segment, we intend to develop the European market even more intensively with Diadermine, while on the body care side we will be concentrating on penetrating the relevant markets with our Fa brand. Our target for 2004 is an organic growth rate of 5 percent and an increase in operating profit in the double-digit percentage range, after adjusting for foreign exchange effects. The effects arising from the acquisition of ARL and Dial have not yet been included in our forecasts.

Consumer and Craftsmen Adhesives

- Organic sales growth of 4.0 percent
- Operating profit up 14.6 percent
- ROCE increased to over 20 percent
- World market leadership further extended

Key financials[1)]

Sales in million euros


1,188
1,290
1,275
1,317
1,313
1999
2000
2001
2002
2003

Figures in million euros

	2002	2003	Change
Sales	1,317	1,313	– 0.3 %
Share of Group sales	14 %	14 %	–
EBITA	141	158	12.6 %
Return on sales (EBITA)	10.7 %	12.0 %	1.3 pp
EBIT	123	141	14.6 %
Return on sales (EBIT)	9.4 %	10.8 %	1.4 pp
Return on capital employed (ROCE)	19.2 %	20.7 %	1.5 pp
EVA®	53	66	25.9 %

pp = percentage points

1) calculated on the basis of units of 1,000 euros

Economic environment and market position

The markets for our Consumer and Craftsmen Adhesives business sector exhibited above-average growth in 2003, increasing by a good 2 percent with a market volume of around 12 billion euros. However, there were significant differences between the various product categories and regions. The competitive environment is highly fragmented and generally characterized by small, usually national suppliers with portfolios of limited breadth and depth.

Above-average growth was achieved during the year under review by our adhesive tapes, sealants and advanced product categories such as assembly adhesives.

In the construction-related segments, trends are heavily dependent on cyclical developments in the building industry. In the national markets of importance for our building adhesives business, namely Germany and Poland, activity in the construction sector was weaker than in other countries. In the office supply segment, many developed markets exhibited a downturn in demand with adverse effects on our Pritt business. In the emerging markets, on the other hand, no such negative effects were encountered. With a share of around 11 percent worldwide, the Consumer and Craftsmen Adhesives business sector is the market leader in its field.

Sales and profits

Although the underlying conditions proved to be difficult in some cases, sales only underwent a slight decrease of 0.3 percent to 1,313 million euros. After adjusting for foreign exchange effects, sales grew 7.9 percent.

In Germany, business performance was mixed. Sales growth in the consumer segment was offset by a downturn in our building adhesives business. This latter segment continues to be burdened by the recession in the construction industry and the increase both in competitive pressures and in insolvencies among major customers. Our businesses in France and Italy performed well. In Eastern Europe, the Ukraine, Romania and Hungary attained strong growth in both sales and profits.

Sales development	2003
Change versus previous year	– 0.3 %
at constant exchange rates	7.9 %
of which organic	4.0 %
acquisitions/divestments	3.9 %
Foreign exchange effects	– 8.2 %

Pattex · LOCTITE · Pritt · Ceresit · Metylan

In Latin America, a region of major importance for us, serious economic problems in some of the larger markets had an adverse effect on our businesses. In the meantime, however, signs of recovery have begun to appear. Our business in North America was successful on the basis of local currencies, although it declined somewhat when converted into euros.

Outstripping sales, operating profit (EBIT) increased by 14.6 percent to 141 million euros, and by 24.1 percent after adjusting for foreign exchange effects. The return on sales rose to 10.8 percent and the return on capital employed (ROCE) improved 1.5 percentage points to 20.7 percent.

Product groups

The core activities of the Consumer and Craftsmen Adhesives business sector lie in the fields of adhesives, adhesive tapes, sealants, and certain building adhesive segments.

Pattex, our international brand of high-performance adhesives for craftsmen and DIY users, registered above-average growth rates. These encouraging results are attributable to the wide-based, international market penetration of the newly launched products Pattex Express (multifunctional adhesive putties) and Pattex Extreme (new generation of high-performance multi-purpose adhesives), these activities being backed up by appropriate advertising investments. Outside North America and Asia, Henkel is the clear market leader in adhesives for consumers and craftsmen. In the glue stick segment, we launched our Power Pritt brand as the first universal adhesive in stick form. It offers high adhesive power combined with multipurpose applicability and was very well received internationally by our customers. We were able to extensively maintain, and in some cases expand, our market position in respect of our major product groups. Existing regional weaknesses were reduced through specifically targeted acquisitions. In Mexico, for example, we have taken over Resistol, the clear market leader in the craftsmen and DIY adhesives segment, from its former owners, the DESC Group. Traditionally, Henkel's core business in Mexico has consisted of the sale of products for home and office under the Pritt brand, and of pipe adhesives marketed under the Tangit brand. Henkel significantly expanded its worldwide market position in sealants through acquisitions in Eastern and Northern Europe (Makroflex) and South Korea (Lucky Silicone).

Our most important brand in the building adhesives segment is Ceresit. We expanded our Ceresit business in Eastern Europe especially, but with the exception of Poland. However, in Poland too, the newly introduced products for heat insulation in façades under the Ceresit brand received a good response despite the weakness in the local construction industry. The production facility in Russia, taken on stream in 2003, will enable us to profit more extensively from the strength and importance of this national market. We strengthened our building adhesives activities through a number of acquisitions: From the DESC Group in Mexico, we purchased the Fester brand, the market leader for damp-proof insulation materials. We intend to utilize the outstanding position enjoyed by Fester to introduce further building adhesive product groups into Mexico.

In the adhesive tapes segment, the acquisition of Sellotape, completed at the end of 2002, resulted in a significant improvement in our market position, especially in Europe.

Capital expenditures and efficiency enhancement programs

We have invested in the expansion of our production capacities in order to meet the rising level of demand. Numerous measures implemented within the framework of the special restructuring program, combined with extensive cost reductions in the production area, served to enhance our competitiveness in the year under review.

Outlook

We will be continuing our dual strategy of generating growth both organically and by means of acquisitions in 2004. Attractive new product launches are planned for all major product groups, and these will be rolled out into the international markets. These expansions to our portfolio will be implemented under our established brands and will be supported by intensive advertising activities.

During 2004, we expect the acquisitions made in the year under review to take full effect in supporting our growth. We will also continue to examine the possibility of making further acquisitions in order to eliminate regional weaknesses and strengthen our strategic product groups.

With a planned organic growth of 5 percent for 2004, our intention is again to grow faster than the market. Our target for operating profit is to achieve a double-digit percentage increase after adjusting for foreign exchange effects.

Henkel Technologies

- Organic sales growth of 5.8 percent
- Operating profit up 4.9 percent
- ROCE increased to over 11 percent
- World market leadership consolidated

Key financials[1]

Sales in million euros



2,201
2,679
2,828
2,763
2,666
1999
2000
2001
2002
2003

Figures in million euros

	2002	2003	Change
Sales	2,763	2,666	– 3.5 %
Share of Group sales	29 %	28 %	– 1.0 pp
EBITA	260	260	0.6 %
Return on sales (EBITA)	9.4 %	9.8 %	0.4 pp
EBIT	185	194	4.9 %
Return on sales (EBIT)	6.7 %	7.3 %	0.6 pp
Return on capital employed (ROCE)	10.5 %	11.3 %	0.8 pp
EVA®	– 37	– 17	54.9 %

pp = percentage points

[1] calculated on the basis of units of 1,000 euros

Economic environment and market position

The Henkel Technologies business sector is made up of our industrial activities in the areas of adhesives, sealants and surface treatment. The worldwide sales volume for these product categories lies in the region of 21 billion euros and grows on average by approximately 2 percent per year. However, certain market sectors – such as the electronics and automotive sectors – have been exhibiting significantly higher growth rates. The market environment is characterized by increasing concentration and consolidation among customers and vendors alike. Global technological trends have also been observed, involving for example the substitution of mechanical joining processes by adhesive and sealant technologies.

With a share of around 13 percent of its relevant global market, the Henkel Technologies business sector is a world leader in its field. Its main business regions are North and Latin America, Europe and Asia-Pacific.

Sales and profits

Sales at Henkel Technologies in the year under review amounted to 2,666 million euros. This represents a decline of 3.5 percent compared with the previous year. After adjusting for foreign exchange effects, the figures represent a growth rate of 5.9 percent.

Performance in the individual regions was very mixed. Adjusted by foreign exchange effects, sales increased in Europe, the Middle East and Africa. Sales improvements in Eastern Europe and Russia were particularly encouraging.

In North America, on the other hand, sales in local currency stagnated. And after adjusting for foreign exchange effects, the sales figure was down. This was due to the weakness of the economy, with the relevant industrial segments registering a growth of a mere 1 percent or so.

In Latin America, we succeeded in increasing sales after adjusting for foreign exchange effects, despite the ongoing recession.

Sales development	2003
Change versus previous year	– 3.5 %
at constant exchange rates	5.9 %
of which organic	5.8 %
acquisitions/divestments	0.1 %
Foreign exchange effects	– 9.4 %

Purmelt Hysol DORUS Liofol Always one step ahead LOCTITE

Our business performance in the Asia-Pacific region was outstanding. Here, sales adjusted by foreign exchange effects increased by a double-digit percentage. Our markets in China, Thailand and South Korea exhibited particularly high growth.

Operating profit (EBIT) improved by 4.9 percent to 194 million euros. After adjusting for foreign exchange effects, it rose by 19.2 percent. This is attributable, among other things, to the comprehensive cost-cutting and restructuring programs introduced. The EBIT return on sales increased by 0.6 percentage points to 7.3 percent, and the return on capital employed (ROCE) rose to 11.3 percent.

Product groups

The launch of our new anaerobic Loctite adhesive stick for the maintenance/repair sector in the American market made a major contribution to the above-average growth achieved in reactive adhesives. This stick alternative exhibits major handling advantages as compared with conventional products.

We were also able to expand our market shares in relation to polyurethane adhesives for flexible packaging, with the Asian market returning particularly good results.

We successfully launched our fourth-generation range of solvent-free adhesives under the Liofol brand, offering improved performance all-round. With sales increasing in some cases by double-digit percentages, there were significant improvements in the capital goods segments such as insulating board, filters, telecommunications cabling and double glazing units. Certain new developments in polyurethane adhesives for capital goods strengthened our position in this market, with particular progress being made in Asia. An important contribution was made both by Purmelt Micro Emission – a patented technology for polyurethane hotmelts that offers emission levels well below the regulation limits for substances hazardous to health in industry – and by a product from our Macroplast range that facilitates the manufacture of fire-resistant insulating board. Our hotmelts and water-based adhesives for consumer goods, packaging and timber applications also performed well. The new products in our Technomelt Supra and Opra LG (labeling) portfolios contributed significantly to these encouraging results. Also a major success was Polymer Rapid, an adhesive used in the manufacture of packaging materials. Our Sanicare hygiene and sanitary products business underwent double-digit percentage growth.

Sales of products in the surface technologies segment were weak in certain Western European countries owing to low cyclical demand. However, the markets of Eastern Europe and Turkey returned good growth rates. The continuing economic boom in China substantially boosted our business in the Asian region.

Capital expenditures and efficiency enhancement programs

Capital expenditures in the year under review were geared predominantly to rationalization and efficiency improvements with the aim of maintaining and enhancing our competitive advantages.

The activities instigated as part of the "Strong for the Future" restructuring program introduced in 2001, were continued and extended. Lower manufacturing, distribution and administration costs contributed significantly to the improvement in earnings achieved.

Outlook

We expect growth in our relevant markets to be in the region of 2 percent in 2004. With our comprehensive product portfolio and numerous innovations, we intend to develop new applications and to profit both regionally and technologically from the current market trends. Our target for the coming year is to expand sales at twice the rate of the market, and we plan organic growth of 4 percent.

Our operating profit target is a double-digit percentage improvement after adjusting for foreign exchange effects.

Teroson Adhesin Bonderite P3 technomelt supra

Risk report

Integrated risk management system

We regard the early identification and effective management of risks as integral parts of our value-based managerial approach. With our unified corporate standards, we are able to systematically incorporate and assess risks in our planning and decision-making processes. This enables us to both minimize potential exposure at an early stage and to specifically target and effectively exploit identified opportunities. Our risk management system is an integral component of the entire range of planning, control and reporting systems implemented in the individual companies, in our business sectors and in our corporate activities. The principles, processes and responsibilities relating to risk management are defined in a code of practice that is binding throughout the Group. The structure and function of the risk management system satisfies the requirements of the German Law on Corporate Governance and Transparency (KonTraG). Regular audits of the system including its subsystems by both the Internal Audit department and the external auditors ensure that procedures are adhered to and support the ongoing process of further development.

Risk inventories are periodically instigated as an important basis for controlling the overall level of exposure. The purpose of this instrument is to systematically identify, appraise, and document all major risks. The duty of the globally responsible business and function managers to recognize, communicate and report risks is governed by precisely defined thresholds. Involvement of the regional managers in the reporting process ensures that risks in our international organization are comprehensively monitored and recorded. Within the framework of a risk inventory, managerial staff are required to identify risks on the basis of checklists with predefined operational and functional categories and to evaluate the results in terms of occurrence likelihood and potential loss or damage. In addition, the risk management activities implemented within each function must also be detailed. The assessment results are then compiled within the framework of an overall risk inventory that serves as a basis for deciding upon further measures for the avoidance, reduction and elimination of risks and for evaluating the success of activities implemented.

Risk structure

Risks emanating from the overall economic environment are identified on the basis of predictions pertaining to the underlying economic conditions. Detailed information relating to individual business environments is incorporated in the relevant forecasts of the separate business sectors.

We deal with interest rate, currency and liquidity risks through pro-active treasury management. The risks are hedged in accordance with guidelines in force throughout the Group. Derivatives are utilized exclusively for hedging purposes. These financial instruments are described in detail in the Notes to the Financial Statements. The clear regulations governing our response to financial risk reflect the financial strategy in place at Henkel. Our objective is to reconcile as far as possible the competing requirements of profitability, liquidity, safety and financial independence on the basis of externally defined adequacy criteria.

We employ advanced technologies in order to avoid risks in the field of electronic data processing. Unauthorized access to data and systems and also major data losses are extensively precluded by continuous monitoring of the efficiency, availability and reliability of our systems and by a detailed emergency response plan incorporated within our security concept.

We minimize research and technology risks by operating a complex system comprising an in-house fundamental research effort augmented by extensive information interchange with universities, research institutions and the scientific community. Detailed analytical methods and strict product release procedures are applied in order to achieve maximum product evaluation accuracy. The high quality of our products is also ensured by our uniform worldwide safety and environmental standards.

Risks in production are minimized by decentralized production sites, defined safety standards, the high qualification of our employees and regular maintenance of the facilities concerned.

We introduce new products into the market on the basis of comprehensive market research and a detailed planning process. In so doing, we utilize major instruments in the form of a professional ideas management system and carefully conceived and applied laboratory and market tests. This enables us to significantly limit the overall risk of an unsuccessful launch of new products and it also significantly reduces our exposure to product liability litigation.

We analyze our capital expenditures on the basis of a detailed risk appraisal. Careful advanced testing and feasibility studies to determine the viability of investment projects provide the basis for an effective project control and risk reduction capability. The preparation, implementation and monitoring of investment decisions is aligned to defined, differentiated responsibility matrixes and approval processes that incorporate all the relevant specialist functions.

There are currently no litigations either pending or threatened that could have a material influence on our financial position. Constant contact between the corporate legal department, the local companies and local attorneys, coupled with our reporting procedures for recording and controlling current litigations and assessing potential risks, round off an extensive legal risk management system.

We have concluded worldwide insurance policies, the scope of which is constantly being centrally optimized in order to cover any remaining potential liability risks and losses that could affect the Company. Debilitating financial consequences are thus virtually ruled out.

In the procurement market, the pro-active control of our vendor portfolio and the worldwide expansion of our purchasing management capability contribute considerably to reducing risk. We strive to remain independent of individual suppliers so as to ensure that the required goods and services are always available. Moreover, we give preference to vendors registered according to ISO standards. We work assiduously on alternative formulations and forms of packaging so that we can respond to unforeseen fluctuations in raw material prices.

The future economic development of Henkel is essentially secured by the commitment and capabilities of our employees. We combat the increasing competition for well-qualified technical and managerial staff by maintaining close contacts with selected universities and implementing special recruiting programs. Attractive qualification and further training opportunities combined with performance-related compensation schemes form the basis for our employee development system.

Overall risk

No risks have been currently identified which either individually or within the context of overall exposure could either endanger the existence of the Company as a going concern or the asset, financial or earnings position of the Company.

Outlook for the Henkel Group

Underlying conditions

The world economic conditions underlying our business activities are expected to improve in 2004. Assuming that there is no further substantial appreciation of the euro, economic development in Europe should also undergo an upturn. Nevertheless, growth in the USA and Asia is once again likely to be substantially above that of Europe.

It is expected that economic output will decrease in only a few countries. The forecast for Germany is for an increase in gross domestic product of 1.5 percent.

Private consumption in Europe is likely to grow moderately but without any appreciable dynamics. The retail trade also anticipates a slight upturn.

The European construction industry is likewise forecast to undergo a degree of recovery although we do not expect any significant boost to our construction-related markets.

There are encouraging signs for the world's electronics industry. The predictions for the automotive sector also foresee recovery with an increase in production output.

Sales and profits forecast for 2004

The Henkel Group plans for 2004 an organic sales growth (after adjusting for foreign exchange effects and acquisitions/divestments) of 3 to 4 percent and, adjusted for foreign exchange effects, an increase in operating profit (EBIT) of more than 10 percent.

We also plan a significant increase in net earnings. With respect to our earnings per share, our target is an improvement of around 10 percent. Effects arising from the share buy-back program of Clorox and the intended acquisition of The Dial Corporation are not included.

Post-closure report

On January 12, 2004, the US anti-trust authority (Federal Trade Commission) approved the acquisition of The Dial Corporation, and on January 20, 2004, it authorized the takeover of the business activities of ARL.


Henkel


Henkel

Quality from Henkel


Henkel


Henkel

Henkel Group: Consolidated Statement of Income

in million euros

	Notes	2002	2003
Sales	1	**9,656**	**9,436**
Cost of sales	2	– 5,103	– 4,965
Gross profit		**4,553**	**4,471**
Marketing, selling and distribution costs	3	– 2,951	– 2,915
Research and development costs	4	– 259	– 257
Administrative expenses	5	– 538	– 508
Other operating income	6	164	158
Other operating charges	7	– 111	– 77
Amortization of goodwill	8	– 140	– 125
Restructuring costs	9	– 52	– 37
Exceptional items	10		
Sale of participation in Wella		–	81
Extended restructuring costs		–	– 85
Operating profit (EBIT)		**666**	**706**
Net income from associated companies		161	174
Income from Clorox share buy-back		–	30
Net result from other participations		– 9	– 2
Net interest expense		– 154	– 140
Financial items	11	**– 2**	**62**
Earnings before tax		**664**	**768**
Taxes on income	12	**– 233**	**– 238**
Net earnings		**431**	**530**
Minority interests	13	4	– 11
Earnings after minority interests		**435**	**519**
Allocation to revenue reserves		– 279	– 352
Unappropriated profit		**156**	**167**

Earnings per share

in euros

	Notes	2002	2003
Ordinary shares	41	3.00	3.59
Non-voting preferred shares	41	3.06	3.65

Earnings per share excluding income from Clorox share buy-back

in euros

	Notes	2002	2003
Ordinary shares	41	3.00	3.38
Non-voting preferred shares	41	3.06	3.44

Henkel Group: Consolidated Balance Sheet

Assets

in million euros

	Notes	Dec. 31, 2002	**Dec. 31, 2003**
Intangible assets	14	1,786	1,641
Property, plant and equipment	15	1,717	1,683
Shares in associated companies		790	716
Other investments		115	145
Long-term loans		519	538
Financial assets	16	1,424	1,399
Fixed assets		**4,927**	**4,723**
Inventories	17	1,073	1,053
Trade accounts receivable	18	1,545	1,581
Other receivables and miscellaneous assets	19	416	521
Liquid funds/Marketable securities	20	226	1,188
Current assets		**3,260**	**4,343**
Deferred tax assets	21	**326**	**296**
Total assets		**8,513**	**9,362**

Shareholders' Equity and Liabilities

in million euros

	Notes	Dec. 31, 2002	**Dec. 31, 2003**
Subscribed capital	22	374	374
Capital reserve	23	652	652
Revenue reserves	24	2,510	2,788
Unappropriated profit		156	167
Gains and losses recognized in equity	25	– 413	– 670
Equity excluding minority interests		**3,279**	**3,311**
Minority interests	26	84	75
Equity including minority interests		**3,363**	**3,386**
Provisions for pensions and other post-employment benefits	27	1,644	1,642
Other provisions	28	1,146	1,056
Provisions for deferred tax liabilities	29	242	181
Provisions		**3,032**	**2,879**
Borrowings	30	859	1,855
Trade accounts payable	31	858	789
Other liabilities	32	401	453
Liabilities		**2,118**	**3,097**
Total equity and liabilities		**8,513**	**9,362**

Henkel Group: Statement of Changes in Equity

see Notes 22 to 25

in million euros

	Ordinary shares	Preferred shares	Capital reserve	Revenue reserves	Unappro-priated profit	Gains and losses recognized in equity: Trans-lation differences	Gains and losses recognized in equity: Derivative financial instruments	**Total**
At January 1, 2002	**222**	**152**	**652**	**2,449**	**156**	**– 126**	**13**	**3,518**
Earnings after minority interests	–	–	–	–	435	–	–	435
Allocations to reserves	–	–	–	279	– 279	–	–	–
Distributions	–	–	–	–	– 156	–	–	– 156
Buy-back of treasury shares	–	–	–	– 51	–	–	–	– 51
Foreign exchange effects	–	–	–	–	–	– 279	–	– 279
Derivative financial instruments	–	–	–	– 4	–	–	– 21	– 25
Other changes taken to equity	–	–	–	– 163	–	–	–	– 163
At Dec. 31, 2002/Jan. 1, 2003	**222**	**152**	**652**	**2,510**	**156**	**– 405**	**– 8**	**3,279**
Earnings after minority interests	–	–	–	–	519	–	–	519
Allocations to reserves	–	–	–	352	– 352	–	–	–
Distributions	–	–	–	–	– 156	–	–	– 156
Foreign exchange effects	–	–	–	–	–	– 268	–	– 268
Derivative financial instruments	–	–	–	–	–	–	11	11
Other changes taken to equity	–	–	–	– 74	–	–	–	– 74
At December 31, 2003	**222**	**152**	**652**	**2,788**	**167**	**– 673**	**3**	**3,311**

Key financial ratios

	2002	**2003**
Interest coverage ratio *(EBITDA ÷ net interest expense incl. interest element of pension provisions)*	7.4	7.9
Debt coverage ratio *(total of net borrowings and pension provisions ÷ EBITDA)*	2.0	2.1
Equity ratio % *(equity including minority interests and unappropriated profit ÷ total assets)*	39.5	36.2
Gearing *(total of net borrowings and pension provisions ÷ equity)*	0.68	0.68

Henkel Group: Cash Flow Statement

see Note 42		
in million euros		
	2002	**2003**
Operating profit/EBIT	666	706
Income taxes paid	– 156	– 348
Depreciation/write-ups of fixed assets (excl. financial assets)	470	405
Net gains/losses from disposals of fixed assets (excluding financial assets, including Wella gain)	– 25	– 102
Change in inventories	– 33	– 23
Change in receivables and miscellaneous assets	102	– 102
Change in liabilities and provisions	– 161	– 16
Cash flow from operating activities	**863**	**520**[1]
Capital expenditure on intangible assets	– 19	– 25
Capital expenditure on property, plant and equipment	– 307	– 321
Capital expenditure on financial assets/acquisitions	– 155	– 499
Proceeds from disposals of fixed assets	64	482
Cash flow from investing activities/acquisitions	**– 417**	**– 363**
Henkel KGaA dividends	– 156	– 156
Subsidiary company dividends (to other shareholders)	– 10	– 9
Interest and dividends received	137	110
Interest paid	– 211	– 186
Dividends and interest paid and received	*– 240*	*– 241*
Change in borrowings	– 340	1,056
Buy-back of treasury shares	– 51	–
Other financing transactions	– 1	– 1
Cash flow from financing activities	**– 632**	**814**
Change in cash and cash equivalents	**– 186**	**971**
Effect of exchange rate changes on cash and cash equivalents	– 9	– 9
Change in liquid funds and marketable securities	**– 195**	**962**
Liquid funds and marketable securities at January 1	421	226
Liquid funds and marketable securities at December 31	226	1,188

Computation of free cash flow		
in million euros		
	2002	**2003**
Cash flow from operating activities	863	520
Cash flow from investing activities/acquisitions	– 417	– 363
Dividends and interest paid and received	– 240	– 241
Net cash flow	**206**	**– 84**
Capital expenditure on financial assets/acquisitions and dividends	321	664
Free cash flow	**527**	**580**[2]

[1] including tax payment of around 150 million euros in respect of the sale of Cognis

[2] excluding the tax payment in respect of Cognis and the Wella disposal proceeds, the free cash flow figure would have amounted to 369 million euros

Notes to the Financial Statements
Henkel Group: Segment Information[1]

see Note 40

in million euros

Business Sectors	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives	Henkel Technologies	Corporate	Group
Sales 2003	**3,074**	**2,086**	**1,313**	**2,666**	**297**	**9,436**
Change from previous year	– 1.8 %	– 1.4 %	– 0.3 %	– 3.5 %	– 10.0 %	– 2.3 %
Proportion of Group sales	33 %	22 %	14 %	28 %	3 %	100 %
Sales 2002	3,131	2,116	1,317	2,763	329	9,656
EBITDA 2003	**384**	**272**	**193**	**351**	**– 89**	**1,111**
EBITDA 2002	398	264	178	357	– 61	1,136
Change from previous year	– 3.4 %	3.0 %	8.1 %	– 1.6%	–	– 2.2 %
Return on sales (EBITDA) 2003	**12.5 %**	**13.0 %**	**14.7 %**	**13.2 %**	**–**	**11.8 %**
Return on sales (EBITDA) 2002	12.7 %	12.5 %	13.5 %	12.9 %	–	11.8 %
Depreciation and amortization on patents/licenses and property, plant and equipment 2003	**89**	**44**	**35**	**91**	**21**	**280**
Depreciation and amortization on patents/licenses and property, plant and equipment 2002	118	45	37	97	33	330
EBITA 2003	**295**	**228**	**158**	**260**	**– 110**	**831**
EBITA 2002	280	219	141	260	– 94	806
Change from previous year	5.2 %	4.3 %	12.6 %	0.6 %	–	3.1 %
Return on sales (EBITA) 2003	**9.6 %**	**10.9 %**	**12.0 %**	**9.8 %**	**–**	**8.8 %**
Return on sales (EBITA) 2002	8.9 %	10.3 %	10.7 %	9.4 %	–	8.3 %
Amortization of goodwill 2003	**8**	**34**	**17**	**66**	**–**	**125**
Amortization of goodwill 2002	12	35	18	75	–	140
EBIT 2003	**287**	**194**	**141**	**194**	**– 110[4]**	**706**
EBIT 2002	268	184	123	185	– 94	666
Change from previous year	7.3 %	5.4 %	14.6 %	4.9 %	–	6.0 %
Return on sales (EBIT) 2003	**9.3 %**	**9.3 %**	**10.8 %**	**7.3 %**	**–**	**7.5 %**
Return on sales (EBIT) 2002	8.5 %	8.7 %	9.4 %	6.7 %	–	6.9 %
Return on capital employed (ROCE) 2003	**33.1 %**	**22.6 %**	**20.7 %**	**11.3 %**	**–**	**16.2 %**
Return on capital employed (ROCE) 2002	31.2 %	21.9 %	19.2 %	10.5 %	–	15.7 %
Capital employed 2003[2]	**891**	**1,008**	**764**	**2,306**	**147**	**5,116**
Capital employed 2002[2]	896	999	731	2,461	55	5,142
Change from previous year	– 0.6 %	0.9 %	4.5 %	– 6.3 %	–	– 0.5 %
Capital expenditures (excl. financial assets) 2003	**210**	**57**	**138**	**94**	**18**	**517**
Capital expenditures (excl. financial assets) 2002	166	52	87	138	17	460
Operating assets 2003	**1,689**	**1,338**	**939**	**2,571**	**381**	**6,918**
Operating liabilities 2003	**822**	**571**	**276**	**610**	**233**	**2,512**
Net operating assets employed 2003[3]	**867**	**767**	**663**	**1,961**	**148**	**4,406**
Operating assets 2002	1,623	1,321	917	2,786	360	7,007
Operating liabilities 2002	765	529	281	632	305	2,512
Net operating assets employed 2002[3]	858	792	636	2,154	55	4,495
Research and development costs (R&D) 2003	**64**	**35**	**18**	**103**	**37**	**257**
R&D as % of sales 2003	**2.1 %**	**1.7 %**	**1.4 %**	**3.8 %**	**–**	**2.7 %**
Research and development costs (R&D) 2002	65	34	16	111	33	259
R&D as % of sales 2002	2.1 %	1.6 %	1.2 %	4.0 %	–	2.7 %

[1] calculated on the basis of units of one 1,000 euros

[2] including goodwill at cost

[3] including goodwill at residual book values

[4] includes extended restructuring costs of 85 million euros, of which 22 million euros relate to Laundry & Home Care, 18 million euros to Cosmetics/Toiletries, 10 million euros to Adhesives, 24 million euros to Henkel Technologies and 11 million euros to Corporate

Notes to the Financial Statements
Henkel Group: Segment Information[1)]

see Note 40

in million euros

Regions	Germany	Europe (excl. Germany)/ Africa/Middle East	North America (USA, Canada)	Latin America	Asia-Pacific	Corporate	Group
Sales by location of companies 2003	**1,998**	**4,940**	**1,133**	**370**	**698**	**297**	**9,436**
Change from previous year	– 1.8 %	2.2 %	– 14.9 %	– 8.4 %	– 3.4 %	– 10.0 %	– 2.3 %
Proportion of Group sales	21 %	52 %	12 %	4 %	8 %	3 %	100 %
Sales by location of companies 2002	2,036	4,833	1,331	404	723	329	9,656
Sales by location of markets 2003	**1,862**	**4,991**	**1,101**	**382**	**803**	**297**	**9,436**
Change from previous year	0.5 %	5.1 %	– 14.9 %	– 9.1 %	– 20.6 %	– 10.0 %	– 2.3 %
Proportion of Group sales	20 %	53 %	12 %	4 %	8 %	3 %	100 %
Sales by location of markets 2002	1,853	4,748	1,294	420	1,012	329	9,656
EBITDA 2003	**458**	**559**	**131**	**21**	**31**	**– 89**	**1,111**
EBITDA 2002	462	531	157	17	30	– 61	1,136
Change from previous year	– 0.9 %	5.3 %	– 16.7 %	22.8 %	4.9 %	–	– 2.2 %
Return on sales (EBITDA) 2003	**22.9 %**	**11.3 %**	**11.5 %**	**5.7 %**	**4.5 %**	**–**	**11.8 %**
Return on sales (EBITDA) 2002	22.7 %	11.0 %	11.8 %	4.2 %	4.1 %	–	11.8 %
Depreciation and amortization on patents/licenses and property, plant and equipment 2003	**100**	**101**	**33**	**13**	**12**	**21**	**280**
Depreciation and amortization on patents/licenses and property, plant and equipment 2002	103	104	40	14	36	33	330
EBITA 2003	**358**	**458**	**98**	**8**	**19**	**– 110**	**831**
EBITA 2002	359	427	117	3	– 6	– 94	806
Change from previous year	– 0.3 %	7.7 %	– 15.7 %	> 100 %	–	–	3.1 %
Return on sales (EBITA) 2003	**17.9 %**	**9.3 %**	**8.7 %**	**2.1 %**	**2.7 %**	**–**	**8.8 %**
Return on sales (EBITA) 2002	17.6 %	8.8 %	8.7 %	0.6 %	–	–	8.3 %
Amortization of goodwill 2003	**29**	**45**	**35**	**5**	**11**	**–**	**125**
Amortization of goodwill 2002	31	50	41	7	11	–	140
EBIT 2003	**329**	**413**	**63**	**3**	**8**	**– 110[4)]**	**706**
EBIT 2002	328	377	76	– 4	– 17	– 94	666
Change from previous year	0.0 %	9.9 %	– 16.4 %	–	–	–	6.0 %
Return on sales (EBIT) 2003	**16.4 %**	**8.4 %**	**5.6 %**	**0.7 %**	**1.1 %**	**–**	**7.5 %**
Return on sales (EBIT) 2002	16.1 %	7.8 %	5.7 %	–	–	–	6.9 %
Return on capital employed (ROCE) 2003	**31.1 %**	**21.8 %**	**10.2 %**	**2.4 %**	**4.4 %**	**–**	**16.2 %**
Return on capital employed (ROCE) 2002	32.7 %	21.1 %	10.2 %	0.7 %	–	–	15.7 %
Capital employed 2003[2)]	**1,149**	**2,097**	**960**	**336**	**427**	**147**	**5,116**
Capital employed 2002[2)]	1,097	2,015	1,143	362	470	55	5,142
Change from previous year	4.7 %	4.1 %	– 16.0 %	– 7.1 %	– 9.3 %	–	– 0.5 %
Capital expenditures (excl. financial assets) 2003	**119**	**236**	**27**	**90**	**27**	**18**	**517**
Capital expenditures (excl. financial assets) 2002	127	211	50	11	44	17	460
Operating assets 2003	**1,426**	**3,081**	**1,037**	**387**	**606**	**381**	**6,918**
Operating liabilities 2003	**493**	**1,255**	**233**	**68**	**230**	**233**	**2,512**
Net operating assets employed 2003[3)]	**933**	**1,826**	**804**	**319**	**376**	**148**	**4,406**
Operating assets 2002	1,397	2,906	1,260	430	654	360	7,007
Operating liabilities 2002	482	1,144	269	83	229	305	2,512
Net operating assets employed 2002[3)]	915	1,762	991	347	425	55	4,495

[1)] calculated on the basis of units of one 1,000 euros

[2)] including goodwill at cost

[3)] including goodwill at residual book values

[4)] includes extended restructuring costs of 85 million euros, of which 21 million euros relate to Germany, 26 million euros to Europe (excluding Germany)/Africa/Middle East, 12 million euros to North America (USA, Canada), 8 million euros to Latin America, 7 million euros to Asia-Pacific and 11 million euros to Corporate

Notes to the Financial Statements
Henkel Group: Changes in Fixed Assets

Cost

in million euros

	Intangible assets	Property, plant and equipment	Financial assets	**Total**
At January 1, 2002	**3,269**	**4,748**	**1,628**	**9,645**
Changes in the Group/acquisitions	79	89	–	168
Additions	19	307	92	418
Disposals	– 132	– 229	– 177	– 538
Reclassifications	4	– 4	–	–
Translation differences	– 257	– 210	– 101	– 568
At Dec. 31, 2002/Jan. 1, 2003	**2,982**	**4,701**	**1,442**	**9,125**
Changes in the Group/acquisitions	141	31	4	176
Additions	25	321	472	818
Disposals	– 39	– 231	– 416	– 686
Reclassifications	5	– 5	–	–
Translation differences	– 227	– 178	– 77	– 482
At December 31, 2003	**2,887**	**4,639**	**1,425**	**8,951**

Accumulated depreciation

in million euros

	Intangible assets	Property, plant and equipment	Financial assets	**Total**
At January 1, 2002	**1,224**	**2,925**	**6**	**4,155**
Changes in the Group/acquisitions	– 12	46	–	34
Write-ups	–	–	–	–
Depreciation and amortization	188	298	14	500
Disposals	– 131	– 196	– 2	– 329
Reclassifications	–	–	–	–
Translation differences	– 73	– 89	–	– 162
At Dec. 31, 2002/Jan. 1, 2003	**1,196**	**2,984**	**18**	**4,198**
Changes in the Group/acquisitions	–	1	4	5
Write-ups	–	– 9	–	– 9
Depreciation and amortization	158	256	6	420
Disposals	– 33	– 191	– 2	– 226
Reclassifications	5	– 5	–	–
Translation differences	– 80	– 80	–	– 160
At December 31, 2003	**1,246**	**2,956**	**26**	**4,228**
Fixed assets (net) at December 31, 2003	**1,641**	**1,683**	**1,399**	**4,723**
Fixed assets (net) at December 31, 2002	**1,786**	**1,717**	**1,424**	**4,927**
Scheduled depreciation and amortization 2003	158	246	–	404
Exceptional depreciation and amortization 2003	–	10	6	16
Total depreciation and amortization 2003	**158**	**256**	**6**	**420**
Scheduled depreciation and amortization 2002	179	259	–	438
Exceptional depreciation and amortization 2002	9	39	14	62
Total depreciation and amortization 2002	**188**	**298**	**14**	**500**

Henkel Group: Notes to the Financial Statements

General information

The consolidated financial statements of Henkel KGaA have been drawn up on the basis of International Financial Reporting Standards (IFRS). The individual financial statements are all drawn up at the same accounting date as those of Henkel KGaA.

The financial statements of companies included in the consolidation have been audited by members of the KPMG organization or by other independent firms of auditors instructed accordingly.

The consolidated financial statements have been prepared under the historical cost convention, with the exception that derivative financial instruments and available-for-sale financial assets are stated at their fair values.

In order to improve the clarity and informative value of the consolidated financial statements, certain items are combined in the balance sheet and in the statement of income and shown separately in the Notes. The following items are shown separately in the statement of income because their impact is material:

- Research and development costs
- Goodwill amortization
- Restructuring costs
- Exceptional items:
  Sale of the participation in Wella
  Extended restructuring costs

This gives a better overall picture of the net assets, financial position and results of operations of the Group.

Composition of the Group

In addition to Henkel KGaA, the consolidated financial statements include 22 German and 214 foreign companies in which Henkel KGaA holds, directly or indirectly, a majority of the voting rights or which are under the unified management control of Henkel KGaA. A total of 39 dormant companies or companies with insignificant operations have been excluded from the consolidated financial statements, as they are immaterial to the net assets, financial position and results of operations of the Group.

Thirteen foreign companies have been included in the consolidated Group figures for the first time; two companies are no longer consolidated.

The investments in The Clorox Company, Oakland, California, and Ecolab Inc., St. Paul, Minnesota (both in the USA), are accounted for using the equity method.

Significant acquisitions by business sector

in million euros

	Group share-holding %	Financial cost[1]	Consolidated as from
Laundry & Home Care		**76**	
La Luz S.A., Guatemala	60	–	October 1, 2003
Bio-Presto (asset deal), Italy		–	
Purchase of minority interest (15.1 %) in Henkel Merima, Serbia	85	–	Nov. 1, 02/Aug. 8, 03
Adhesives		**127**	
Makroflex activities of YIT Construction Ltd., Finland	100	–	October 1, 2003
Lucky Silicone Co. Ltd., Jincheon, South Korea	100	–	January 1, 2004
DESC Group (asset deal), Mexico		–	
Saudi Arabian Adhesives Factory, Saudi Arabia	60	–	November 1, 2003

[1] purchase price plus transferred debt less transferred liquid funds

Effect of companies included for the first time on items in the balance sheet		
in million euros		
	2002	**2003**
Fixed assets	131	163
Current assets	45	9
Debt	43	113

Consolidation principles

The purchase accounting method is used for the consolidation of capital.

Companies acquired are included in the consolidation for the first time by setting off their book values in the parent company against the proportionate share of their assets and liabilities at fair values. In subsequent years, the book values of participations carried in the accounting records of the parent company are set off against the net assets and liabilities of the subsidiary companies.

Investments accounted for using the equity method are shown at the appropriate proportion of their net assets. The appropriate proportion of net assets is reduced by the amortization of goodwill. Amortization is also charged on the goodwill reported in the financial statements of The Clorox Company and Ecolab Inc. as, with effect from their 2002 fiscal years, these companies no longer amortize goodwill systematically in accordance with US GAAP regulations.

All assets and liabilities, sales, income and expenses, as well as intercompany profits on fixed assets or inventories supplied by other companies in the Group, are eliminated on consolidation. Intra-Group supplies are made on the basis of market or transfer prices.

Deferred taxation, calculated at the average rate of tax chargeable on profits of the Group, is accrued on consolidation procedures affecting net earnings.

Currency translation

The financial statements of companies included in the consolidation are translated into euros using the "functional currency" method outlined in IAS 21. The functional currency is the main currency in which the foreign company generates funds and makes payments. As the functional currency for the companies included in the consolidation is always the local currency of the company concerned, assets and liabilities are translated at the mid rates ruling at the balance sheet date, while income and expenses are translated at average rates for the year. The differences arising from using average rather than year-end rates are taken to equity and shown as "Gains and losses recognized in equity" without affecting earnings. In Turkey, the financial statements are prepared in euros.

Foreign currency accounts receivable and payable are translated at closing year-end rates of exchange. For the most important currencies in the Group, the following exchange rates are used:

Currency					
		Average rate in euros		Closing rate in euros	
	ISO code	2002	**2003**	2002	**2003**
1 British pound	GBP	1.59	1.45	1.5373	1.4188
100 Swiss francs	CHF	68.15	65.74	68.8516	64.1890
100 Japanese yen	JPY	0.85	0.76	0.8039	0.7405
1 US dollar	USD	1.06	0.88	0.9536	0.7918

Notes to the Statement of Income

(1) Sales

A breakdown of sales by business sector and geographical region compared with the previous year is shown in the segment information on pages 50 and 51. Sales are recognized when the goods or services have been supplied, the risk has been transferred and it is probable that payment will be made.

(2) Cost of sales

The manufacturing cost of products sold and the purchase cost of merchandise sold are shown under this heading.

This item comprises directly attributable costs, such as materials, labor and energy costs, as well as overheads (including depreciation).

(3) Marketing, selling and distribution costs

These include the costs of the marketing organization, of distribution, advertising, sales promotion and market research, and of application advisory services for customers, as well as amounts written off accounts receivable (2003: 30 million euros; previous year 35 million euros).

(4) Research and development costs

This heading comprises the costs of research and of product and process development. Research and development costs are expensed in full as incurred. IAS 38 requires development costs to be recognized as an asset if the expenditure attributable to the asset can be measured reliably, i.e. can be clearly identified as relating to that particular project. It is not currently possible to make such an allocation.

(5) Administrative expenses

This heading includes the appropriate proportion of personnel and non-personnel costs of Group management, the human resources, purchasing and accounts departments, and information technology.

(6) Other operating income

Other operating income

in million euros	2002	**2003**
Gains on disposal of fixed assets	25	23
Income from release of provisions	23	34
Income from release of bad debt reserves	5	4
Write-ups of fixed assets	–	9
Foreign exchange gains from operating activities	14	26
Other operating revenue	97	62
	164	**158**

The decrease in other operating revenue is due to reduced gains from the sale of real property and brand rights, and from the divestment of non-core businesses.

Other operating revenue includes income not relating to the period under review, insurance compensation amounting to 2.9 million euros and refunds of 1.4 million euros.

(7) Other operating charges

Other operating charges in million euros	2002	2003
Write-downs on miscellaneous assets	1	2
Foreign exchange losses on operating activities	25	27
Losses on disposal of fixed assets	–	3
Other operating expenses	85	45
	111	**77**

Other operating expenses include leasehold payments and expenses relating to services to be rendered to customers under guarantee or for the sake of customer goodwill.

(8) Amortization of goodwill

For consolidation purposes, goodwill arising on acquisition of companies consolidated for the first time is not accounted for at Group level, but allocated to the relevant business unit (push-down method). The formula for allocating goodwill is based on the anticipated prospective earnings of the business units, ensuring that goodwill is amortized in the same part of the Group where the future cash flows will be generated.

As a significant proportion of goodwill is capitalized in the dollar area, amortization of goodwill is lower than in the previous year due to the effects of exchange rate movements.

(9) Restructuring costs

This heading includes severance pay, as well as current annual payments for early retirement schemes and similar schemes arising from operational changes.

(10) Exceptional items

Under the special "Strong for the Future" restructuring program launched in 2001, potential further improvements were identified in the course of the year, which have resulted in non-recurring expenditure of 85 million euros. The extension of the scheme affects all business sectors and regions (cf. segment information on pages 50 and 51). Cost savings of around 40 million euros are anticipated for 2004.

(11) Financial items

Financial items in million euros	2002	2003
Net income from associated companies	161	174
Income from Clorox share buy-back	–	30
Net result from other participations	– 9	– 2
Net interest expense	– 154	– 140
	– 2	**62**

With effect from their 2002 fiscal years, The Clorox Company and Ecolab Inc. have taken advantage of the US GAAP regulation for the measurement of goodwill (the "impairment-only" approach) and are no longer amortizing goodwill systematically. In the at-equity valuation for the Henkel Group, amounts of 12 million euros (previous year 12 million euros) for Clorox and 9 million euros (previous year 9 million euros) for Ecolab have been charged against earnings in respect of the proportion of the amortization of goodwill attributable to our respective participations.

The significant increase in net income from associated companies is due to the fact that the 2002 figure included special charges of 24 million euros in connection with our participation in Clorox. This represented Henkel's share of the restructuring costs (treated by Clorox as an exceptional item in its own financial statements) following the re-evaluation of its South American businesses and of its activities resulting from the "First Brands" acquisition. Ecolab also recognized impairment losses in 2002, reducing the value of our participation proportionately by 15 million euros.

The financial items in 2003 include exceptional income from our participation in the Clorox share buy-back program of 30 million euros. In summer 2003, Clorox set up an extensive share buy-back program, which provides for the repurchase of its own shares, including Clorox shares held by Henkel. The conditions of the share buy-back between Clorox and Henkel have been contractually agreed. In the course of the next two years, Clorox may repurchase its own shares from Henkel up to a total value of US dollar 255 million. On December 15, 2003, Clorox acquired the first tranche from Henkel for US dollar 65 million.

Net result from other participations

in million euros

	2002	**2003**
Income from participations		
in affiliated companies	–	–
in other companies	1	4
Income from profit and loss transfer agreements	1	1
Gains on disposal of financial assets and marketable securities	3	–
Write-downs on shares in affiliated and other companies and on marketable securities	– 14[1]	– 7[1]
	– 9	**– 2**

[1] the write-downs on shares in affiliated and other companies were on investments in our new business activities and venture capital funds

Net interest expense

in million euros

	2002	**2003**
Interest from long-term loans	32	34
Interest and similar income		
from affiliated companies	–	–
from others	20	25
Other financial income	27	8
Interest charges payable		
to affiliated companies	–	–
to others	– 88	– 91
Other financial charges	– 52	– 16
Write-downs on long-term loans	–	–
Interest element of amounts allocated to pension provisions less expected return on plan assets	– 93	– 100
	– 154	**– 140**

(12) Taxes on income

Earnings before tax and breakdown of taxes

in million euros

	2002	**2003**
Earnings before tax	**664**	**768**
Current taxes	160	227
Deferred taxes	73	11
Taxes on income	**233**	**238**

Allocation of deferred taxes

in million euros	Deferred tax assets		Deferred tax liabilities	
	Dec. 31, 2002	**Dec. 31, 2003**	Dec. 31, 2002	**Dec. 31, 2003**
Patents/Licenses	36	31	5	1
Goodwill	62	82	3	23
Property, plant and equipment	21	34	73	75
Financial assets	3	2	25	64
Inventories	20	17	15	17
Other receivables and miscellaneous assets	34	57	21	16
Special tax-allowable items	–	1	120	115
Provisions	218	187	117	46
Liabilities	15	32	2	32
Tax credits	34	27	–	–
Loss carry-forwards	57	54	–	–
	500	**524**	**381**	**389**
Amounts netted	– 139	– 208	– 139	– 208
Valuation allowances	– 35	– 20	–	–
Balance sheet figures	**326**	**296**	**242**	**181**

Deferred tax assets and liabilities are accounted for in respect of temporary differences between the balance sheet valuation of an asset or liability and its tax base and in respect of tax loss carry-forwards and consolidation procedures affecting earnings.

Deferred tax liabilities have not been recognized on the retained profits of foreign subsidiaries because these profits will not be distributed but rather retained in the companies concerned.

German companies have recognized deferred tax balances in respect of special tax-allowable items relating to property, plant and equipment and to reinvestment reserves.

The deferred tax balances recognized by German and foreign companies in respect of provisions relate mainly to pensions and other post-employment benefits.

Any assessment of whether deferred tax assets can be recognized depends on estimating the probability that the deferred tax assets can actually be realized in future. The level of probability must be more than 50 percent and must be supported by appropriate business plans.

The valuation allowances apply to deferred tax assets in respect of temporary differences between the balance sheet valuation of an asset or liability and its tax base, and to tax loss carry-forwards, and are based on a reassessment of the likelihood that they will be utilized in the future. Deferred taxes have not been recognized in respect of loss carry-forwards of 379 million euros (previous year 282 million euros). Deferred taxes have also not been recognized in respect of tax credits of 7 million euros.

Amounts netted represent tax assets and liabilities relating to the same tax authority.

Expiry dates of unused tax loss carry-forwards

in million euros	Unused tax losses		Tax credits	
	Dec. 31, 2002	**Dec. 31, 2003**	Dec. 31, 2002	**Dec. 31, 2003**
Must be utilized within:				
1 year	19	44	–	–
2 years	51	47	–	–
3 years	59	99	–	–
more than 3 years	175	378	–	–
Carry forward without restriction	207	53	39	34
	511	**621**	**39**	**34**

This table includes unused losses arising from the disposal of assets of 129 million euros (of which 44 million euros must be utilized within three years and 85 million euros may be carried forward without restriction). In some countries, different tax rates apply to losses on the disposal of assets and to operating profits, and in some cases losses on the disposal of assets may only be offset against profits on the disposal of assets. Deferred taxes have not been recognized in respect of unused loss carry-forwards arising from the disposal of assets of 87 million euros.

In the reconciliation below, the individual company reconciliations – prepared on the basis of the tax rates applicable in each country and taking into account consolidation procedures – have been summarized. The estimated tax charge is reconciled to the effective tax charge disclosed.

Calculation of effective tax rate

in million euros

	2002	2003
Earnings before taxes on income	664	768
Tax rate (incl. municipal trade tax) on income of Henkel KGaA	40.0 %	41.3 %
Estimated tax charge	**266**	**317**
Tax reductions/increases due to differences between local tax rates and the hypothetical tax rate	– 17	– 55
Tax increases/reductions for prior years	– 17	– 21
Tax increases due to non-deductible amortization of goodwill	52	18
Tax reductions due to tax losses brought forward being utilized, in respect of which no deferred tax asset had been recognized	– 8	– 1
Effects of different tax rates on net income from participations (at-equity investments)	– 52	– 58
Tax reductions due to tax-free income and other items	– 95	– 108
Tax increases due to non-deductible expenses and other items	104	146[1]
Total tax charge	**233**	**238**
Effective tax rate	**35.1 %**	**31.0 %**

[1] *including non-deductible foreign withholding tax of 4 million euros (previous year 6 million euros)*

German corporation tax legislation stipulates a statutory tax rate of 25.0 percent plus the solidarity surcharge of 5.5 percent.

As a result of the Flood Victim Solidarity Law which came into force on September 21, 2002, the statutory rate of corporation tax for the 2003 assessment period was temporarily raised to 26.5 percent (plus the solidarity surcharge of 5.5 percent). This gives an expected tax rate of 41.3 percent for the year 2003 after taking into account municipal trade tax (previous year 40.0 percent).

Deferred taxes are not affected materially by the temporary increase in the tax rate.

Deferred taxes (tax asset) taken to equity amounted to 5 million euros (previous year 0.4 million euros).

(13) Minority interests

The amount shown here represents the share of profits and losses attributable to other shareholders.

The share of profits amounted to 22 million euros (previous year 21 million euros) and that of losses to 11 million euros (previous year 25 million euros).

Notes to the Balance Sheet

Fixed assets

Limited-life fixed assets are depreciated exclusively by the straight-line method on the basis of estimated useful lives standardized throughout the Group, exceptional depreciation being charged where necessary.

The following standard useful lives continue to be used as the basis for calculating depreciation and amortization:

Useful life	
in years	
Trademarks, licenses, patents	8 to 20
Goodwill	15 to 20
Residential buildings	50
Office buildings	33 to 40
Research and factory buildings, workshops, stores and staff buildings	25 to 33
Production facilities	20 to 25
Machinery	7 to 10
Office equipment	10
Vehicles	5
Factory and research equipment	5

(14) Intangible assets

Intangible assets acquired for valuable consideration are included under this heading. The additions to patents, licenses and similar rights relate to normal business activities and the companies and businesses acquired in 2003.

Cost			
in million euros			
	Patents/Licenses	Goodwill	**Total**
At January 1, 2002	**583**	**2,686**	**3,269**
Changes in the Group/acquisitions	1	78	79
Additions	19	–	19
Disposals	– 52	– 80	– 132
Reclassifications	3	1	4
Translation differences	– 22	– 235	– 257
At Dec. 31, 2002/Jan. 1, 2003	**532**	**2,450**	**2,982**
Changes in the Group/acquisitions	77	64	141
Additions	25	–	25
Disposals	– 25	– 14	– 39
Reclassifications	25	– 20	5
Translation differences	– 27	– 200	– 227
At December 31, 2003	**607**	**2,280**	**2,887**

Accumulated amortization			
in million euros			
	Patents/Licenses	Goodwill	**Total**
At January 1, 2002	**371**	**853**	**1,224**
Changes in the Group/acquisitions	–	– 12	– 12
Amortization[1]	48	140	188
Disposals	– 51	– 80	– 131
Reclassifications	–	–	–
Translation differences	– 13	– 60	– 73
At Dec. 31, 2002/Jan. 1, 2003	**355**	**841**	**1,196**
Changes in the Group/acquisitions	–	–	–
Amortization[1]	33	125	158
Disposals	– 24	– 9	– 33
Reclassifications	5	–	5
Translation differences	– 18	– 62	– 80
At December 31, 2003	**351**	**895**	**1,246**
Net book value at December 31, 2003	**256**	**1,385**	**1,641**
Net book value at December 31, 2002	**177**	**1,609**	**1,786**
[1] including exceptional write-downs 2003	–	–	–
2002	5	4	9

(15) Property, plant and equipment

Cost					
in million euros					
	Land, land rights and buildings	Plant and machinery	Factory and office equipment	Payments on account and assets in course of construction	**Total**
At January 1, 2002	**1,561**	**2,324**	**760**	**103**	**4,748**
Changes in the Group/acquisitions	42	39	8	–	89
Additions	54	100	87	66	307
Disposals	– 54	– 106	– 65	– 4	– 229
Reclassifications	28	37	7	– 76	– 4
Translation differences	– 74	– 102	– 29	– 5	– 210
At Dec. 31, 2002/Jan. 1, 2003	**1,557**	**2,292**	**768**	**84**	**4,701**
Changes in the Group/acquisitions	9	20	2	–	31
Additions	43	105	76	97	321
Disposals	– 42	– 121	– 64	– 4	– 231
Reclassifications	16	27	19	– 67	– 5
Translation differences	– 70	– 76	– 28	– 4	– 178
At December 31, 2003	**1,513**	**2,247**	**773**	**106**	**4,639**

Accumulated depreciation

in million euros

	Land, land rights and buildings	Plant and machinery	Factory and office equipment	Payments on account and assets in course of construction	Total
At January 1, 2002	**731**	**1,631**	**561**	**2**	**2,925**
Changes in the Group/acquisitions	14	27	5	–	46
Write-ups	–	–	–	–	–
Depreciation	62	142	91	3	298
Disposals	– 38	– 98	– 59	– 1	– 196
Reclassifications	–	–	–	–	–
Translation differences	– 24	– 47	– 18	–	– 89
At Dec. 31, 2002/Jan. 1, 2003	**745**	**1,655**	**580**	**4**	**2,984**
Changes in the Group/acquisitions	– 2	3	–	–	1
Write-ups	– 8	– 1	–	–	– 9
Depreciation[1]	46	129	81	–	256
Disposals	– 26	– 104	– 59	– 2	– 191
Reclassifications	1	– 9	3	–	– 5
Translation differences	– 20	– 43	– 17	–	– 80
At December 31, 2003	**736**	**1,630**	**588**	**2**	**2,956**
Net book value at December 31, 2003	**777**	**617**	**185**	**104**	**1,683**
Net book value at December 31, 2002	**812**	**637**	**188**	**80**	**1,717**
[1] including exceptional depreciation 2003	3	6	1	–	10

Additions are valued at purchase or manufacturing cost. The latter includes direct costs and appropriate proportions of overheads; interest charges on borrowings and selling and distribution costs are not included. Cost figures are shown net of investment grants and allowances. Some of the property is encumbered with mortgages. The liabilities secured in this way amounted to 28 million euros at December 31, 2003 (previous year 0 million euros). Depreciation is charged over the periods of useful life shown on page 60.

(16) Financial assets

Shares in affiliated companies and other participations disclosed in financial assets are measured initially at cost and subsequently at their fair values. Other participations for which the fair value cannot be reliably determined or which are held-to-maturity investments are measured subsequently at amortized cost.

Shares in associated companies (The Clorox Company and Ecolab Inc.) are accounted for by the equity method at the appropriate proportion of their net assets (see also Note 47 on page 83). We calculate our percentage holding on the basis of shares outstanding. The updated net asset figure is translated at the mid rate of exchange in force on the balance sheet date.

Long-term loans are stated at amortized cost. The long-term loans include a vendor note for 403 million euros (including interest) in connection with the sale of Cognis. This vendor note issued in 2001 is for a term of ten years. Interest on the note is payable at the rate of 7 percent per annum for the first three years and thereafter at an annual 16 percent.

Cost

in million euros

	Affiliated companies	Shares in associated companies	Other participations	Long-term loans	**Total**
At January 1, 2002	**25**	**1,001**	**103**	**499**	**1,628**
Changes in the Group/acquisitions	–	–	–	–	–
Additions	–	58	9	25	92
Disposals	– 3	– 168[1]	– 2	– 4	– 177
Reclassifications	2	–	– 2	–	–
Translation differences	–	– 101	–	–	– 101
At Dec. 31, 2002/Jan. 1, 2003	**24**	**790**	**108**	**520**	**1,442**
Changes in the Group/acquisitions	4	–	–	–	4
Additions	29	129	288	26	472
Disposals	– 2	– 126[1]	– 281	– 7	– 416
Reclassifications	–	–	–	–	–
Translation differences	–	– 77	–	–	– 77
At December 31, 2003	**55**	**716**	**115**	**539**	**1,425**

[1] *effect of Clorox share buy-back*

Accumulated write-downs

in million euros

	Affiliated companies	Shares in associated companies	Other participations	Long-term loans	**Total**
At January 1, 2002	**4**	**–**	**1**	**1**	**6**
Changes in the Group/acquisitions	–	–	–	–	–
Write-ups	–	–	–	–	–
Write-downs	2	–	12	–	14
Disposals	– 1	–	– 1	–	– 2
Reclassifications	–	–	–	–	–
Translation differences	–	–	–	–	–
At Dec. 31, 2002/Jan. 1, 2003	**5**	**–**	**12**	**1**	**18**
Changes in the Group/acquisitions	4	–	–	–	4
Write-ups	–	–	–	–	–
Write-downs	–	–	6	–	6
Disposals	– 2	–	–	–	– 2
Reclassifications	–	–	–	–	–
Translation differences	–	–	–	–	–
At December 31, 2003	**7**	**–**	**18**	**1**	**26**
Net book value at December 31, 2003	**48**	**716**	**97**	**538**	**1,399**
Net book value at December 31, 2002	**19**	**790**	**96**	**519**	**1,424**

(17) Inventories

Inventories are valued at purchase or manufacturing cost, using FIFO and the weighted average method.

They are valued at the lower of cost or market. Manufacturing cost includes – in addition to direct costs – appropriate proportions of necessary overheads (e. g. the goods inward department, raw materials store, filling and other costs prior to the finished products store), as well as production-related administrative expenses and pension costs for employees engaged in the production process, and production-related depreciation charges. Interest charges incurred during the period of manufacture, on the other hand, are not included. Inventories included in the balance sheet at their lower net realizable value (which in the case of finished products is derived from their market value) totaled 26 million euros at December 31, 2003 (previous year 31 million euros).

Breakdown of inventories		
in million euros		
	Dec. 31, 2002	**Dec. 31, 2003**
Raw materials and supplies	299	291
Work in process	62	56
Finished products and merchandise	697	699
Payments on account for merchandise	15	7
	1,073	**1,053**

Part of the inventories total has been assigned in order to provide security for bank loans. The liabilities thus secured totaled 5 million euros at December 31, 2003 (previous year 0 million euros).

(18) Trade accounts receivable

Trade accounts receivable are due within one year.

Specific risks are covered by appropriate valuation allowances. A total of 30 million euros (previous year 35 million euros) has been provided in the form of valuation allowances.

(19) Other receivables and miscellaneous assets

Other receivables and miscellaneous assets		
in million euros		
	Dec. 31, 2002	**Dec. 31, 2003**
Accounts receivable from non-consolidated affiliated companies	4	2
(of which with a residual term of more than 1 year)	*(–)*	*(–)*
Accounts receivable from other companies in which participations are held	8	9
(of which with a residual term of more than 1 year)	*(2)*	*(–)*
Derivatives with positive fair values	32	38
Miscellaneous assets	334	445
(of which with a residual term of more than 1 year)	*(105)*	*(146)*
Deferred charges	38	27
	416	**521**

Other receivables and miscellaneous assets are shown at their nominal or attributable fair value. Any risks associated with them are covered by valuation allowances.

Miscellaneous assets include the following:

- claims for tax refunds 104 million euros (previous year 121 million euros),
- amounts receivable from employees 13 million euros (previous year 16 million euros),
- amounts receivable from suppliers 26 million euros (previous year 20 million euros),
- insurance claims 8 million euros (previous year 7 million euros),
- security and guarantee deposits 40 million euros (previous year 14 million euros),
- payments made on account 25 million euros (previous year 24 million euros),
- borrowers' note loan 50 million euros (previous year 0 million euros).

(20) Liquid funds and marketable securities

Liquid funds and marketable securities		
in million euros		
	Dec. 31, 2002	**Dec. 31, 2003**
Liquid funds	177	746
Marketable securities	49	442
	226	**1,188**

Marketable securities are valued at their fair values at the balance sheet date. They comprise mainly short-term money market instruments. Price movements are recognized in the statement of income under financial items. Marketable securities have increased due to the bond issued in the second quarter of 2003.

(21) Deferred tax assets

Deferred tax assets result from the following factors:

- timing differences between the balance sheet valuation of an asset or liability and its tax base,
- tax losses carried forward which are expected to be utilized,
- consolidation procedures at Group level.

The allocation of deferred tax assets to the various balance sheet headings is shown in Note 12 (taxes on income, page 57).

(22) Subscribed capital

Subscribed capital		
in million euros		
	Dec. 31, 2002	**Dec. 31, 2003**
Ordinary bearer shares	222	222
Non-voting preferred bearer shares	152	152
Capital stock	**374**	**374**
Breakdown[1] 86,598,625 ordinary shares and 59,387,625 non-voting preferred shares		

[1] unchanged from the prior year

At the Annual General Meeting of Henkel KGaA held on April 30, 2001, the personally liable managing partners were authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to increase the capital of the Company in one or more installments at any time up to May 1, 2006, up to a total of 25,600,000 euros by issuing new non-voting preferred shares to be paid up in cash ("authorized capital"). The personally liable managing partners were authorized – with the approval of the Shareholders' Committee and of the Supervisory Board in each case – to exclude the statutory pre-emptive rights of existing shareholders. Pre-emptive rights may only be excluded, however, for fractional entitlements or on condition that the issue price for the new shares is not significantly less than the quoted market price of shares of the same category at the time when the issue price is finally fixed.

At the Annual General Meeting of Henkel KGaA held on May 6, 2002, the personally liable managing partners were authorized to purchase ordinary or preferred shares of the Company not exceeding 10 percent of the capital stock, i.e. up to 14,598,625 shares, at any time up to November 6, 2003. This authorization was renewed at the Annual General Meeting on April 14, 2003, until October 14, 2004, and at the same time the authorization granted in the prior year was withdrawn.

The personally liable managing partners were authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to dispose of treasury shares acquired, without first offering them to existing shareholders, by:

- offering and transferring them to members of the Management Board and certain executive management personnel of Henkel KGaA and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the terms of the "Stock Incentive Plan of the Henkel Group", or
- selling them to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business mergers, or
- selling them to third parties for cash, provided that the purchase price of the shares is not significantly lower than the quoted market price on the date of the sale. In this case, the number of shares sold, together with the new shares issued out of authorized capital while excluding the pre-emptive rights of existing shareholders, must not exceed 10 percent of the existing capital stock when the shares are issued or sold.

Insofar as members of the Management Board of the Company are among those eligible to participate in the Stock Incentive Plan, the Shareholders' Committee is authorized – with the approval of the Supervisory Board – to offer and transfer the shares.

The personally liable managing partners were also authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to cancel the treasury shares without any further resolution in General Meeting being required.

Treasury stock held by the Company at December 31, 2003, amounted to 2,495,700 preferred shares, unchanged from the prior year. This represents 1.71 percent of the capital stock and a proportional nominal value of 6.4 million euros. Some 992,680 of these shares were bought back in 2000, 808,120 in 2001 and 694,900 in 2002 at a total purchase price of 170 million euros.

(23) Capital reserve

The capital reserve comprises the amounts received in previous years in excess of the nominal value of preferred shares and convertible warrant bonds issued.

(24) Revenue reserves

The revenue reserves include the following:

- amounts allocated in the financial statements of Henkel KGaA in previous years,
- amounts allocated from consolidated net earnings of the Group less minority interests,
- buy-back of treasury shares by Henkel KGaA at cost.

Revenue reserves also comprise changes in the equity valuation of our investments in Ecolab and Clorox that are taken directly to equity. They result from share buy-backs by both companies and from foreign exchange effects.

(25) Gains and losses recognized in equity

The items under this heading represent the differences on translation of the annual financial statements of foreign subsidiary companies taken to equity and the effects of the revaluation of financial instruments also taken to equity.

Owing to the exchange rate weakness of the US dollar, the Japanese yen and the British pound, the negative translation difference at December 31, 2003, was up by – 268 million euros (previous year up by – 279 million euros) compared with the end of the previous year.

(26) Minority interests

This heading comprises the shares of third parties in the equity of a number of companies included in the consolidation, primarily in Asia.

(27) Provisions for pensions and other post-employment benefits

Employees of companies included in the consolidation have entitlements under company pension schemes which are either defined contribution or defined benefit plans. These have different forms depending on the legal, financial and tax regime in each country. The level of benefits provided is based as a rule on the length of service and earnings of the person entitled.

The defined contribution plans are structured in such a way that the Company pays contributions to public or private sector institutions on the basis of statutory or contractual terms or on a voluntary basis and has no further obligation regarding the payment of benefits to the employee.

In defined benefit plans, the liability for pensions and other post-employment benefits is calculated at the present value of the future obligations (the projected unit credit method). This actuarial method of calculation takes future trends in wages, salaries and retirement benefits into account.

Trends in wages, salaries and retirement benefits

in percent	Germany		USA		Rest of world	
	2002	**2003**	2002	**2003**	2002	**2003**
Discount factor	5.75	5.25	7.25	6.25	2.0 - 6.5	2.0 - 6.0
Income trend	3.0	3.0	5.25	4.25	1.5 - 5.25	1.5 - 4.0
Retirement benefit trend	1.5	1.25	–	–	0 - 1.8	0 - 2.5
Expected return on plan assets	–	–	9.0	7.0	2.0 - 7.5	2.0 - 7.0
Expected increases in costs for medical benefits	–	–	7.6 - 11.9	11.5	6.0 - 7.5	8.0 - 11.5

Provisions for pensions and other post-employment benefits at December 31, 2002

in million euros

	Germany	USA	Rest of world	Total
Balance at January 1, 2002	**1,390**	**141**	**110**	**1,641**
Changes in the Group/Translation differences	**6**	**– 20**	**– 1**	**– 15**
Current service cost	34	18	20	72
Amortization of past service cost	4	–	2	6
Amortization of actuarial losses	–	4	1	5
Losses arising from the termination and curtailment of plans	2	–	–	2
Interest expense	81	26	19	126
Expected return on plan assets	–	– 17	– 16	– 33
Allocated	**121**	**31**	**26**	**178**
Employers' contributions to plan assets	–	– 23	– 14	– 37
Employers' payments for pensions and other post-employment benefits	– 90	– 4	– 12	– 106
Utilized	**– 90**	**– 27**	**– 26**	**– 143**
Released	**– 1**	**– 11**	**– 5**	**– 17**
At December 31, 2002	**1,426**	**114**	**104**	**1,644**
Analysis of provisions for pensions and other post-employment benefits:				
Present value of unfunded obligations	1,511	98	92	1,701
Present value of funded obligations	59	240	304	603
Fair value of plan assets	– 38	– 167	– 215	– 420
Unrecognized actuarial gains/losses	– 106	– 57	– 74	– 237
Unrecognized past service cost	–	–	– 3	– 3
	1,426	**114**	**104**	**1,644**

Provisions for pensions and other post-employment benefits at December 31, 2003				
in million euros				
	Germany	USA	Rest of world	Total
Balance at January 1, 2003	**1,426**	**114**	**104**	**1,644**
Changes in the Group/Translation differences	**4**	**– 14**	**– 3**	**– 13**
Current service cost	42	16	24	82
Amortization of past service cost	–	–	2	2
Amortization of actuarial losses	–	3	3	6
Losses arising from the termination and curtailment of plans	–	4	–	4
Interest expense	86	22	19	127
Expected return on plan assets	–	– 12	– 15	– 27
Allocated	**128**	**33**	**33**	**194**
Employers' contributions to plan assets	–	– 45	– 18	– 63
Employers' payments for pensions and other post-employment benefits	– 95	– 5	– 13	– 113
Utilized	**– 95**	**– 50**	**– 31**	**– 176**
Released	**– 1**	**– 2**	**– 4**	**– 7**
At December 31, 2003	**1,462**	**81**	**99**	**1,642**
Analysis of provisions for pensions and other post-employment benefits:				
Present value of unfunded obligations	1,620	97	90	1,807
Present value of funded obligations	58	235	326	619
Fair value of plan assets	– 34	– 206	– 248	– 488
Unrecognized actuarial gains/losses	– 182	– 45	– 68	– 295
Unrecognized past service cost	–	–	– 1	– 1
	1,462	**81**	**99**	**1,642**

Actuarial gains and losses which do not exceed 10 percent of the present value of the obligations are not recognized in the financial statements. Actuarial gains and losses in excess of 10 percent of the present value of the obligations at the end of the previous reporting period are amortized over the average remaining working lives of the employees concerned.

Of the amounts allocated to the provision in 2003, some 88 million euros (previous year 81 million euros) is included in pension costs (page 76) and 106 million euros (previous year 97 million euros) in financial items (page 57). In addition to the interest expense and the expected return on plan assets, the financial items heading also includes 6 million euros (previous year 4 million euros) which relates to the amortization of actuarial losses.

(28) Other provisions

Changes in 2002						
in million euros						
	Balance Jan. 1, 2002	Special circum-stances	Utilized	Released	Allocated	**Balance Dec. 31, 2002**
Tax provisions	382	– 8	– 65	– 5	84	388
Sundry provisions	648	– 18	– 501	– 23	582	688
"Strong for the Future"	244	2	– 160	– 16	–	70
	1,274	**– 24**	**– 726**	**– 44**	**666**	**1,146**

Changes in 2003

in million euros	Balance Jan. 1, 2003	Special circum-stances	Utilized	Released	Allocated	**Balance Dec. 31, 2003**
Tax provisions	388	4	– 252	– 19	151	272
Sundry provisions	688	– 20	– 499	– 34	564	699
"Strong for the Future"/Extended Restructuring	70	– 1	– 60	–	76	85
	1,146	**– 17**	**– 811**	**– 53**	**791**	**1,056**

Sundry provisions

in million euros	Dec. 31, 2002	**Dec. 31, 2003**
Marketing, selling and distribution	188	187
Personnel	199	203
Production and engineering	72	58
Administration	229	251
	688	**699**

The amounts recognized as tax provisions and sundry provisions are the best estimates of the expenditure required to settle the obligations, based on prudent commercial judgement. Provisions which include interest elements are discounted to the balance sheet date.

Special circumstances include changes in the Group/acquisitions and foreign exchange effects.

The tax provisions comprise accrued tax liabilities and amounts set aside for the outcome of external tax audits and legal proceedings.

The sundry provisions are in respect of identifiable potential liabilities toward third parties. They are costed in full and are generally due within one year.

(29) Provisions for deferred tax liabilities

The amounts under this heading are in respect of differences between valuations in the consolidated balance sheet and the tax base used by the individual companies included to calculate their taxable profits (page 58).

(30) Borrowings

This heading includes all interest-bearing obligations outstanding at December 31, 2003.

Maturity structure of obligations at December 31, 2002:

Borrowings

in million euros	Residual term			**Dec. 31, 2002 Total**
	more than 5 years	between 1 and 5 years	up to 1 year	
Bonds *(of which amounts secured)*	–	153	85	238 *(–)*
Participating certificates	–	–	4	4
Loans from employee welfare funds of the Henkel Group *(of which amounts secured)*	–	14	6	20 *(–)*
Bank loans and overdrafts *(of which amounts secured)*	–	102	61	163 *(1)*
Other financial liabilities	7	37	390	434
	7	**306**	**546**	**859**

The bonds at December 31, 2002, included the following:

Bonds in million euros				
Issued by	Type	Nominal value	Interest rate	Interest fixed
Henkel Corporation	Convertible bond	77	2.0000	to 2003[1]
Henkel Corporation	Eurobond	160	5.3750	to 2004[1]

[1] hedged by cross currency swap; see also Note 35

Maturity structure of obligations at December 31, 2003:

Borrowings in million euros	Residual term			
	more than 5 years	between 1 and 5 years	up to 1 year	**Dec. 31, 2003 Total**
Bonds *(of which amounts secured)*	949	22	164	1,135 *(1)*
Loans from employee welfare funds of the Henkel Group *(of which amounts secured)*	–	11	4	15 *(–)*
Bank loans and overdrafts *(of which amounts secured)*	1	33	280	314 *(109)*
Other financial liabilities	8	37	346	391
	958	**103**	**794**	**1,855**

The bonds at December 31, 2003, included the following:

Bonds in million euros				
Issued by	Type	Nominal value	Interest rate	Interest fixed
Henkel KGaA	Bond	1,000	4.2500	see[1]
Henkel Corporation	Eurobond	159	5.3750	to 2004[2]

[1] fixed-rate interest of bond coupon = 4.25 percent, converted using interest rate swaps into a floating interest rate (2.5571 percent at December 31, 2003)

[2] hedged by cross currency swap; see also Note 35

The convertible bond of 77 million euros issued by Henkel Corporation still outstanding at December 31, 2002, was repaid on its contractual maturity date, June 12, 2003. In the period from June 12, 2000, to May 23, 2003, holders converted bonds into preferred shares valued at 0.2 million euros. The number of preferred shares of Henkel KGaA issued did not change, as the conversion obligation had been transferred to a bank.

On June 10, 2003, Henkel KGaA issued a bond of 1 billion euros with a coupon rate of 4.25 percent. The time to maturity of the bond is ten years. This bond will be used to refinance bonds and bank loans falling due, will ensure liquid funds for Henkel for a ten-year period and will also increase the proportion of financing which is not dependent on banks. For details on how the bond is valued, see page 74.

Other financial liabilities include interest-bearing loans from other third parties, and finance bills.

(31) Trade accounts payable

The liabilities under this heading are all due for payment within a year.

(32) Other liabilities

Other liabilities

in million euros

	Residual term more than 5 years	Residual term up to 1 year	Dec. 31, 2002 Total	Residual term more than 5 years	Residual term up to 1 year	**Dec. 31, 2003 Total**
Accounts payable to non-consolidated affiliated companies	–	18	18	–	16	16
Accounts payable to other companies in which participations are held	–	2	2	–	4	4
Liabilities in respect of taxation	–	57	57	–	67	67
Liabilities in respect of social security	–	35	35	–	30	30
Derivatives with negative fair values	–	36	36	44	3	47
Sundry liabilities including deferred income	17	214	253	15	253	289
(of which amounts secured)			(–)			(–)
	17	**362**	**401**	**59**	**373**	**453**

Sundry liabilities include:

- liabilities to customers 25 million euros (previous year 28 million euros)
- commission payable 5 million euros (previous year 5 million euros)
- payroll taxes deductions for employees 43 million euros (previous year 34 million euros)
- liabilities toward employees 86 million euros (previous year 89 million euros)
- advance payments received 6 million euros (previous year 15 million euros).

(33) Contingent liabilities

Contingent liabilities

in million euros

	Dec. 31, 2002	**Dec. 31, 2003**
Bills and notes discounted	1	5
Liabilities under guarantees and warranty agreements	11	15
Collateral	–	1

(34) Other financial commitments

The amounts shown are the nominal values.

Payment obligations under rent, leasehold and leasing agreements are shown at the total amounts payable up to the earliest date when they can be terminated. At December 31, 2003, they were due for payment as follows:

Rent, leasehold and leasing commitments

in million euros

	Dec. 31, 2002	**Dec. 31, 2003**
Due in the following year	38	30
Due within 1 to 5 years	61	69
Due after 5 years	11	9
	110	**108**

The order commitments for property, plant and equipment amounted to 26 million euros at the end of 2003 (previous year 47 million euros).

Payment commitments under the terms of agreements for capital increases and share purchases signed prior to December 31, 2003, amounted to 27 million euros (previous year 36 million euros).

(35) Derivatives and other financial instruments

Treasury standards and systems

The Corporate Treasury department manages currency exposure and interest rates centrally for the Group and therefore all transactions with financial derivatives and other financial instruments. Trading, treasury control and settlement (front, middle and back office) are separated both physically and in terms of organization. The parties to the contracts are German and international banks, which Henkel monitors regularly, in accordance with Group Treasury standards, for creditworthiness and the quality of their quotations. The use of financial derivatives to manage currency exposure and interest rate risks in connection with operating activities and the resultant financing requirements also complies with Treasury standards. Financial derivatives are entered into exclusively for hedging purposes.

The currency and interest rate risk management of the Group is supported by an integrated Treasury system, which is used to identify, measure and analyze the Group's currency exposure and interest rate risks. In this context, integrated means that the entire process from the initial recording of financial transactions to their entry in the accounts is covered. Much of the currency trading takes place on Intranet-based multi-bank dealing platforms. Foreign currency transactions traded in this way are automatically transferred into the Treasury system. The currency exposure and interest rate risks notified by all subsidiaries under standardized reporting procedures are integrated into the Treasury system by data transfer. As a result, it is possible to retrieve and measure at any time all currency and interest rate risks across the Group and all derivatives entered into to hedge the exposure to these risks. The Treasury system supports the use of various risk concepts. For example, the risk position and the success of the risk management in each company, country and group of countries can be re-assessed on a mark-to-market basis at any time and compared to a benchmark.

The majority of derivative financial instruments are currency instruments, which are entered into as macrohedges and in respect of which hedge accounting is not used. The changes in the fair values of these derivatives, which from an economic point of view represent effective hedges within the framework of the Group strategy, are recognized directly in the statement of income. The changes in the fair values of the derivatives are offset by virtually identical changes in the fair values of the hedged underlying transactions.

Derivatives to hedge currency risk are used to hedge against both transaction and currency translation risks. Transaction risk arises from changes in the value of short-term future foreign currency cash flows as a result of exchange rate fluctuations in the individual company financial statements. Currency translation risk is the risk of an accounting translation loss on the equity of a subsidiary due to movements in exchange rates. The effects of the translation risk become apparent when the local individual company financial statements of foreign subsidiaries are translated into the Group currency. Henkel uses currency derivatives primarily to hedge against exposure to transaction risks. Translation risks from net investments in foreign entities are hedged only in individual cases.

Apart from hedging against currency risks, another important objective of our financial policy is prudent management of interest rate exposure. To achieve this, our maturity structure of interest-bearing financial positions is managed on two levels: 1. by selecting equivalent fixed-interest periods for the original financial assets and financial liabilities affecting liquidity; 2. by using interest rate derivatives, primarily interest rate swaps. The interest rates fixed in this way over of the past years are gradually running out and will all have expired by September 2006. The interest rate on the bond for 1 billion euros issued by Henkel KGaA in June 2003 was converted from fixed to floating using interest rate swaps. As the bond and the interest rate swaps are in a formally documented hedge accounting relationship, the measurement of the bond and the measurement of the interest rate swaps match almost exactly.

In addition to separate hedges of currency and interest rate risks, cross currency swaps are used to reduce both risks simultaneously.

The following fixed interest rates have been established by using cross currency swaps and interest hedging instruments:

Interest rates

	Nominal amount translated in million euros	Average remaining term in years	Average interest rate in percent
Euro	61 [1]	0.7	4.8
US dollar	153	0.4	7.0

[1] This includes a nominal amount of 50 million euros with a current interest rate of 3.5 percent; the maximum interest rate is 5.3 percent (capped).

Measurement of financial instruments

The fair values of forward exchange contracts are determined on the basis of current European Central Bank reference prices, taking into account forward premiums and discounts. Currency options are measured using market quotations or recognized option pricing models. The fair values of interest rate hedging instruments are calculated on the basis of discounted expected future cash flows, applying current market interest rates over the remaining term of each derivative. The interest rates used for the four most important currencies are given in the table below. It shows the interest rates quoted on the inter-bank market on December 31 in each case.

Interest rates in percent per annum

At Dec. 31	EUR		USD		JPY		GBP	
Maturities	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**
3 months	2.86	2.10	1.38	1.10	0.07	– 0.04	4.02	4.01
6 months	2.80	2.14	1.38	1.18	0.08	– 0.02	3.99	4.12
1 year	2.74	2.27	1.44	1.41	0.09	0.03	4.00	4.34
2 years	2.92	2.74	1.92	2.13	0.13	0.20	4.13	4.65
5 years	3.69	3.68	3.23	3.61	0.34	0.73	4.54	4.95
10 years	4.41	4.39	4.29	4.61	0.93	1.40	4.82	5.03

Financial assets are measured initially at cost and subsequently at their fair values. Subsequent measurement at amortized cost applies only to those other participations in fixed assets and to marketable securities for which the fair value cannot be reliably determined or which are held-to-maturity investments. Changes in the fair value of all securities and participations are recognized directly in the statement of income under financial items. Long-term loans are accounted for at amortized cost.

Financial liabilities with a fixed maturity are measured at amortized cost using the effective interest method. This applies particularly to commercial papers. Financial liabilities in respect of which a hedging transaction has been entered into, and which meet the conditions set out in IAS 39 regarding a hedging relationship, are measured under hedge accounting at fair value in respect of the hedged component. This is the case for the interest component of the Henkel KGaA bond.

All derivative financial instruments entered into by the Group are measured initially at cost and subsequently at their fair values on the balance sheet date. The accounting treatment of gains and losses on remeasurement to fair value depends on whether the conditions set out in IAS 39 in respect of hedge accounting have been met. Under hedge accounting, a derivative financial instrument is identified as a hedge of the exposure to changes in the fair value of an asset or liability (fair value hedge), as a hedge of the exposure to variability in future cash flows (cash flow hedge) or as a hedge of a net investment in a foreign entity.

Fair value hedges: The gain or loss from remeasuring derivatives used to hedge the exposure to changes in fair value is disclosed, together with the gain or loss on the hedged item, under financial items and so taken directly to the statement of income. The interest rate derivatives entered into when the bond was issued qualify as a fair value hedge. The loss on remeasuring the derivatives (2003: 44 million euros) and the gain on the hedged bond (2003: 44 million euros) have both been included under financial items in the statement of income.

Cash flow hedges: Changes in the fair value of derivatives used to hedge the exposure to variability in cash flows are recognized directly in equity. The portion of the gain or loss on the derivative that is determined to be ineffective in respect of the risk being hedged is reported immediately in the statement of income. If a forecasted transaction results in the recognition of an asset or a liability, the accumulated gains or losses on the hedging transaction that were recognized directly in equity are included in the initial measurement of the balance sheet item. Otherwise, the amounts recognized directly in equity are recognized in the statement of income in those reporting periods in which the hedged transaction impacts the statement of income. Currency and interest rate derivatives with a negative value of 2 million euros at December 31, 2003 (previous year -7 million euros) identified as cash flow hedges were accrued in equity. The changes in fair value in fiscal 2003 were taken to gains and losses recognized in equity (2003: 5 million euros, previous year 2 million euros).

Hedge of a net investment in a foreign entity: Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. This is the case with forward exchange contracts that are used to hedge the exposure to currency translation risks in a foreign entity. As a result of the formally documented hedge accounting relationship, 5 million euros was accrued in equity at December 31, 2003 (previous year – 1 million euros). In fiscal 2003, the changes in fair value were taken directly to gains and losses recognized in equity after taking account of deferred taxes (2003: 6 million euros, previous year – 1 million euros).

Derivative financial instruments with a positive fair value at the balance sheet date are included in miscellaneous assets and those with a negative fair value are included in other liabilities.

The following positions were held at the balance sheet date:

Derivative financial instruments

At Dec. 31 in million euros	Nominal value		Positive fair value		Negative fair value	
	2002	**2003**	2002	**2003**	2002	**2003**
Forward exchange contracts	1,313	1,162	30	22	– 11	– 3
(of which for hedging loans within the Group)	*(726)*	*(898)*	*(17)*	*(16)*	*(– 5)*	*(– 2)*
Currency options	25	39	2	1	–	–
Interest swaps	155	1,050	–	–	– 3	– 44
Cross currency swaps	230	164	–	15	– 22	–
Total derivative financial instruments	**1,723**	**2,415**	**32**	**38**	**– 36**	**– 47**

Supplementary Information on the Statement of Income/ Balance Sheet

(36) Cost of materials

Cost of materials in million euros	2002[1]	2003
Cost of raw materials, supplies and merchandise	3,710	3,552
Cost of outside services	121	131
	3,831	**3,683**

[1] comparable with 2003

(37) Payroll costs

Payroll costs in million euros	2002	2003
Wages and salaries	1,541	1,515
Social security contributions and social assistance	309	305
Pension costs	102	96
	1,952	**1,916**

Stock Incentive Plan

The objective of the Henkel Stock Incentive Plan introduced in 2000 is to enable about 700 senior executive personnel around the world to share in any rise in the Henkel share price and thereby have a direct interest in the increasing value of the Company. Participants in the Plan are granted option rights to subscribe Henkel preferred shares, which may be exercised, once a vesting period of three years has elapsed, within a period not exceeding five years. Under the plan, rights are issued annually on a revolving basis, the relevant terms being revised each year by the Management Board and Shareholders' Committee. No disbursements have yet been made under the terms of the Plan.

Each option granted carries the right to acquire up to eight Henkel preferred shares. The exact number of shares that can be bought per option at a specific price depends on whether and to what extent the performance targets are met. One target is based on absolute performance – the performance of the Henkel preferred share price. The other takes into account relative performance, comparing the movement in value of Henkel's preferred shares with that of the Dow Jones Euro Stoxx 600 Index. For both performance targets, the average market price of Henkel preferred shares at the date of issue is compared with the average market price three years later. The average market price is calculated on the basis of 20 stock exchange trading days after the Annual General Meeting in each case. For options issued prior to 2002, a longer period of 60 trading days is applied. The calculation of relative performance takes dividend payments and other rights and benefits into account as well as movements in the share price (= total shareholder return). The subscription rights attached to an option are split into two categories. Up to five subscription rights can be exercised by reference to the absolute performance and up to three subscription rights by reference to the relative performance.

Option rights are granted to members of the Management Board and heads of divisions, and to managers of comparable status at domestic and foreign affiliated companies, on condition that they make a direct investment in one preferred share for each option.

We are awaiting the issue in 2004 of an International Financial Reporting Standard on accounting for share-based payment transactions. We anticipate that this will stipulate in future that the total value of stock options granted to senior executive personnel at the grant date is to be determined with the help of an option pricing model. The total value of the stock options on the grant date calculated in this way is then to be treated as a payroll cost spread over the period in which the Company receives the services of the employee. That period is the same as the agreed vesting period of three years. We anticipate that earnings will be affected by the recognition of the value of options for fiscal years from 2005 at the latest.

On the basis of the measurement rules discussed in the Exposure Draft on accounting for share-based payment transactions, we have calculated the notional expense that would arise from the Plan described above. The table shows the number of options granted per tranche and the notional expense for the period resulting from the valuation of each tranche issued. The extension to the period in which the options may be exercised from two to five years has been taken into account.

Options Number	1st tranche	2nd tranche	3rd tranche	4th tranche	**Total**
At January 1, 2003 (options issued)	91,880	96,815	124,525	–	313,220
Options granted	–	–	–	127,155	127,155
Options exercised	–	–	–	–	–
Options expired	12,040	7,980	4,470	–	24,490
At December 31, 2003	79,840	88,835	120,055	127,155	415,885
(of which held by the Management Board)	*(4,380)*	*(4,380)*	*(12,600)*	*(12,600)*	*(33,960)*
(of which held by other senior executive personnel)	*(75,460)*	*(84,455)*	*(107,455)*	*(114,555)*	*(381,925)*
Number of exercisable options at December 31, 2003	79,840	–	–	–	79,840
Notional payroll costs 2003 (million euros)	4.1	4.5	5.1	1.7	15.4
Notional payroll costs 2002 (million euros)	4.6	3.7	3.0	–	11.3

The costs are calculated on the basis of the Black-Scholes option pricing model, modified to reflect the special features of the Stock Incentive Plan. The cost calculation was based on the following factors:

Black-Scholes option pricing model	1st issue	2nd issue	3rd issue	4th issue
Exercise price (in euros)	63.13	71.23	72.4	57.66
Expected volatility of the share price (%)	35.0	33.1	32.4	23.9
Expected volatility of the index (%)	19.7	20.7	22.4	19.8
Expected lapse rate (%)	3	3	3	3
Risk-free interest rate (%)	5.19	4.18	4.78	3.81

The performance period relating to the first tranche of the stock incentive plan launched in 2000 ended on July 10, 2003. Hereafter, at any time during a five-year period, the option holders may exercise their right to acquire three Henkel preferred shares per option. The allocation of three shares per option was made solely as a result of the Henkel preferred share outperforming the comparative index (relative performance). The absolute performance targets were not met. The options may be exercised at any time, except during blocked periods which cover the four weeks prior to the reporting dates of the Company.

As the agreed purchase price (exercise price) for the first tranche was higher than the quoted market value of Henkel preferred shares at December 31, 2003, the options had no value at this date.

(38) Employee numbers

Annual average excluding apprentices and trainees, work experience students and interns, based on quarterly figures.

Employee numbers	2002	**2003**
Production and engineering	20,250	22,296
Marketing, sales and distribution	13,903	13,886
Research, development and applications engineering	3,036	2,981
Administration	10,014	9,165
Total	**47,203**	**48,328**

(39) Value added statement

Value added statement				
in million euros				
	2002	%	**2003**	%
Sales/Income[1]	**10,108**	**100.0**	**9,967**	**100.0**
Cost of materials	– 3,831	– 37.9	– 3,683	– 37.0
Depreciation/write-ups of fixed assets	– 500	– 5.0	– 411	– 4.1
Other expenses	– 2,873	– 28.4	– 2,933	– 29.4
Value added	**2,904**	**28.7**	**2,940**	**29.5**
Paid to				
employees	1,952	67.2	1,916	65.2
central and local government	288	9.9	291	9.9
lenders	233	8.0	203	6.9
shareholders	156	5.4	167	5.6
minority shareholders	– 4	– 0.1	11	0.4
Reinvested in the Group	**279**	**9.6**	**352**	**12.0**

[1] includes: sales, operating income and financial income (income from participations and interest income)

(40) Segment information

The primary format for reporting the activities of the Henkel Group by segment is by business sector and the secondary format is by geographical region. This classification is linked to the Group's internal management systems for its operating business.

The activities of the Henkel Group are analyzed between the following segments: Laundry & Home Care, Cosmetics/Toiletries, Consumer and Craftsmen Adhesives, Henkel Technologies and Corporate.

Laundry & Home Care

This business sector produces and sells detergents, laundry care products, and dishwashing and cleaning products.

Cosmetics/Toiletries

The product range of this sector comprises hair care, body care, skin care and oral hygiene products, fragrances and hair salon products.

Consumer and Craftsmen Adhesives

This business sector produces and sells cyanoacrylates, office products for gluing and correcting applications, adhesive tapes, high-strength contact adhesives, and adhesives for home decoration, building and DIY applications.

Henkel Technologies

This sector supplies adhesives, sealants and surface technologies.

Corporate

Group overheads and Central Research costs are incorporated into this segment, together with income and expenses that cannot be allocated to individual business sectors.

Reconciliation between net operating assets/capital employed and balance sheet figures

in million euros

	Net operating assets		Balance sheet figures	
	Annual average[1] 2003	Dec. 31, 2003	**Dec. 31, 2003**	
Goodwill at book value	1,467	1,385	1,385	Goodwill at book value
Other intangible assets and property, plant and equipment (total)	1,909	1,939	1,939	*Other intangible assets and property, plant and equipment (total)*
	–	–	1,399	Financial assets
	–	–	296	Deferred tax assets
Inventories	1,066	1,053	1,053	Inventories
Trade accounts receivable from third parties	1,647	1,581	1,581	Trade accounts receivable from third parties
Intra-Group accounts receivable	561	514	–	
Other receivables and miscellaneous assets[2]	268	251	521	Other receivables and miscellaneous assets
	–	–	1,188	Liquid funds/marketable securities
Operating assets (gross)	**6,918**	**6,723**	**9,362**	**Total assets**
– Operating liabilities	2,512	2,554	–	
of which Trade accounts payable to third parties	887	789	789	Trade accounts payable to third parties
Intra-Group accounts payable	561	514	–	
Other provisions and other liabilities[2]	1,064	1,251	1,509	Other provisions and other liabilities
Net operating assets	**4,406**	**4,169**	–	
– Goodwill at book value	1,467	1,385	–	
+ Goodwill at cost	2,177	2,280	–	
Capital employed	**5,116**	**5,064**	–	

[1] The annual average is calculated on the basis of the twelve monthly figures.

[2] *Only amounts relating to operating activities are taken into account in calculating net operating assets.*

(41) Information on earnings per share

The Stock Incentive Plan (Note 37) does not currently have any effect on earnings per share. Earnings per share is shown both inclusive and exclusive of income from the Clorox share buy-back program.

Earnings per share

in million euros

	2002	**2003**
Earnings after minority interests	**435**	**519**
Income from the Clorox share buy-back	–	30
Earnings after minority interests excluding income from the Clorox share buy-back	**435**	**489**
Dividends paid or proposed		
on ordinary shares	92	99
on non-voting preferred shares	64	68
Retained profit	279	352
Number of ordinary shares	**86,598,625**	**86,598,625**
EPS in euros	3.00	3.59
EPS in euros excluding income from Clorox share buy-back		3.38
Number of outstanding non-voting preferred shares	**57,143,331[1]**	**56,891,925**
EPS in euros	3.06	3.65
EPS in euros excluding income from Clorox share buy-back		3.44

[1] weighted annual average of non-voting preferred shares (Henkel buy-back program)

(42) Information on the cash flow statement

The cash flow statement for 2003 reflects the effects of the acquisition and sale of the participation in Wella AG. The cash flow from operating activities includes the gain on disposal of 81 million euros (in the figure for EBIT), which is subsequently eliminated in the line "Net gains/losses from disposals of fixed assets". The cash flow from investing activities/acquisitions includes the purchase price for the Wella shares of 280 million euros in the line "Capital expenditure on financial assets/acquisitions" and the proceeds on disposal of 361 million euros in the line "Proceeds from disposals of fixed assets".

The cash flow from investing activities/acquisitions also includes 211 million euros (previous year 155 million euros) for acquisitions made, among other things, to expand the activities of the business sectors, as follows: Laundry & Home Care 76 million euros, Cosmetics/Toiletries 6 million euros, Consumer and Craftsmen Adhesives 127 million euros and Henkel Technologies 2 million euros.

Dividends and interest paid and received in the cash flow from financing activities include dividends from Clorox and Ecolab totaling 74 million euros (previous year 82 million euros). Interest income of 26 million euros (previous year 25 million euros) from the vendor note issued in connection with the sale of Cognis is capitalized in financial assets and has not yet resulted in any receipts.

(43) Related party transactions

Information required by § 160(1) No. 8 of the German Corporation Law (AktG)

The Company has been notified that a total of 44,716,910 voting rights, representing in total 51.64 percent of the voting rights in Henkel KGaA since February 12, 2002, are held by:

- 62 members of the families of the descendants of Fritz Henkel, the Company's founder,
- two foundations set up by members of those families,
- one civil-law partnership set up by members of those families, and
- 14 private limited companies set up by members of those families and one limited partnership with a limited company as general partner, under the terms of a share pooling agreement (agreement restricting the transfer of shares) as envisaged in § 22(2) of the German Securities Trading Law (WpHG), whereby the shares held by the 14 private limited companies and by the limited partnership representing 17.74 percent are attributed (as envisaged in § 22(1) No. 1 of the WpHG) to the family members who control those companies.

Jahr Vermögensverwaltung GmbH & Co. KG holds 5,290,000 ordinary shares in Henkel KGaA (representing 6.11 percent of the voting capital of Henkel KGaA), thereby exceeding the threshold of 5 percent of the total voting rights in Henkel KGaA. Jahr Vermögensverwaltung GmbH & Co. KG has undertaken, under the terms of an agreement concluded with the parties to the Henkel share pooling agreement, to exercise its voting rights at the Annual General Meeting of Henkel KGaA in concert with the parties to the Henkel share pooling agreement whenever the latter have decided to cast all their votes in the same way. Under § 22(2) WpHG, this agreement means that the voting rights in Henkel KGaA held by the parties to the Henkel share pooling agreement and by Jahr Vermögensverwaltung GmbH & Co. KG (which together represent 57.75 percent of the total voting rights) are attributable to each other.

The 5 percent threshold of voting rights in Henkel KGaA exceeded by Jahr Vermögensverwaltung GmbH & Co. KG was also exceeded by Christoph Henkel with voting rights attached to 5,044,139 ordinary shares in Henkel KGaA (representing a rounded percentage of 5.825 percent). No other party to the share pooling agreement has 5 percent or more of the total voting rights in Henkel KGaA, even after adding voting rights expressly granted under the terms of usufruct agreements.

Dipl.-Ing. Albrecht Woeste, Düsseldorf, is the authorized representative of the parties to the Henkel share pooling agreement.

Members of the families of the descendants of Fritz Henkel, the Company's founder, who hold shares in Henkel KGaA, and members of the Shareholders' Committee advanced funds on loan to the Henkel Group in the year under review, on which interest has been payable at an average rate of 2.6 percent (previous year 3.5 percent). The average total amount of capital advanced to the Henkel Group during the year was 456 million euros (previous year 390 million euros); balance at December 31, 2003 391 million euros (balance at December 31, previous year 412 million euros). Members of the Supervisory Board who are not also members of the Shareholders' Committee advanced funds on loan to the Henkel Group in the year under review averaging 13 million euros (previous year 10 million euros); balance at December 31, 2003 14 million euros (balance at December 31, previous year 8 million euros) at an average interest rate of 2.6 percent (previous year 3.5 percent). The average total amount of capital advanced by members of the Management Board and of the operating management of Henkel KGaA during the year under review amounted to 2 million euros (previous year 4 million euros); balance at December 31, 2003 0 million euros (balance at December previous year 3 million euros). Interest at an average rate of 2.5 percent (previous year 3.437 percent) was charged in 2003 on the funds advanced by the Management Board and operating management.

In addition to the above, some companies in the Henkel Group and the associated companies Clorox and Ecolab have supplied goods and services to each other on normal market terms during the course of normal business activities.

(44) Emoluments of the corporate bodies

The total emoluments (fixed fee, bonus dividend for fiscal 2003, and attendance fee) for members of the Supervisory Board in the year under review amounted to 805 thousand euros (previous year 729 thousand euros) including value added tax.

A total of 1,750 "value creation rights" have been issued to members of the Supervisory Board as an element of remuneration linked to the long-term success of the Company. At the end of the relevant performance period, these rights trigger a cash payment if an absolute performance target (the performance of the Henkel preferred share price) and/or a relative performance target (comparing the movement in value of Henkel's preferred shares to that of the Dow Jones Stoxx Index) are met. At December 31, 2003, the value creation rights issued had no value.

The members of the Shareholders' Committee received total emoluments (fixed fee and bonus dividend for fiscal 2003) of 1,640 thousand euros in the year under review (previous year 1,537 thousand euros). The same terms and conditions apply to the total of 2,400 value creation rights issued to members of the Shareholders' Committee as to those issued to members of the Supervisory Board.

The total remuneration paid to members of the Management Board for the performance of their duties at Henkel KGaA and at subsidiaries in the fiscal year was 11,650 thousand euros. A breakdown of the total emoluments is shown in the table below. The table also shows prior year comparative figures which have been adjusted to include changes in the composition of the Management Board, which have led to first-time payment of performance-related pay. The larger part of the increase is due to higher operating results in the Henkel Group. The fixed fees have also been adjusted to take account of the two-year cycle which applies to the Management Board. Total emoluments also include 12,600 option rights valued at 1,005 thousand euros granted in 2003 under the terms of the Stock Incentive Plan (long-term incentive).

Total emoluments

in thousand euros

			adjusted comparative[1]			
	2002	%	2002	%	**2003**	**%**
Fixed fees	3,086	32.5	3,086	28.0	3,204	27.5
Performance-related pay (short-term incentive)	4,647	49.0	6,191	56.1	7,168	61.5
Other emoluments	277	2.9	277	2.5	273	2.4
Total cash remuneration	**8,010**		**9,554**		**10,645**	
12,600 option rights (long-term incentive)	1,482	15.6	1,482	13.4	1,005	8.6
Total emoluments	**9,492**	**100.0**	**11,036**	**100.0**	**11,650**	**100.0**

[1] comparative adjusted to take account of changes in the composition of the Management Board

The performance period for the first tranche of options in the Stock Incentive Plan set up in 2000 ended on July 10, 2003. After this date, the members of the Management Board of Henkel KGaA are entitled to acquire three Henkel preferred shares per option right within a period of five years. The rights can be exercised at any time with the exception of the so-called blocked periods of four weeks prior to the Company's public reporting dates.

As the agreed purchase price (exercise price) for the first tranche lay higher than the price quoted for the Henkel preferred share at December 31, 2003, the option rights were at this point in time without value.

A total of 45,890 thousand euros (previous year 41,363 thousand euros) was provided for pension commitments toward former members of the Management Board of Henkel KGaA and former managers of its legal predecessor, and their surviving dependents. Amounts paid during the year under review totaled 6,859 thousand euros (previous year 4,048 thousand euros). The loan to a member of the Management Board, included under miscellaneous assets in the balance sheet at the end of 2003 and secured by real estate mortgage, amounted to 600 thousand euros (previous year 903 thousand euros). The loan is subject to interest at the base rate of the German Bundesbank up to a maximum of 5.5 percent.

(45) Declaration of compliance with the German Corporate Governance Code

In February 2003, the Management Board, Supervisory Board and Shareholders' Committee approved a joint declaration of compliance with the recommendations of the German Corporate Governance Code in accordance with § 161 of the German Corporation Act (AktG). The Declaration has been made permanently available to shareholders on the Company website (www.ir.henkel.com).

(46) Principal subsidiary companies and groups of companies

Europe

	Share of capital in %	Sales in million euros	Shareholders' equity in million euros	Earnings before tax in million euros	Number of employees (annual average)
Hans Schwarzkopf & Henkel GmbH & Co. KG, Hamburg, Germany	100	135	92	71	437
Henkel Benelux Group, Brussels, Belgium and Nieuwegein, Netherlands	100	445	1,642	36	881
Henkel France Group, Boulogne-Billancourt, France	100	733	349	64	1,264
Henkel Ltd., Hatfield, UK	100	133	69	– 7	470
Henkel S.p.A. Group, Milan, Italy	100	790	332	40	1,628
Henkel Central Eastern Europe Group, Vienna, Austria	100[1]	1,109	444	82	7,939
Henkel Nordic Group, Stockholm, Sweden	100	139	63	– 5	444
Henkel & Cie AG, Pratteln, Switzerland	100	108	103	10	201
Henkel Ibérica, Barcelona, Spain	80	522	198	37	1,348
Türk Henkel Kimya Sanaryi A. S., Istanbul, Turkey	100	184	17	4	535

[1] ignoring insignificant minority interests

Overseas

	Share of capital in %	Sales	Shareholders' equity	Earnings before tax	Number of employees (annual average)
Henkel Mercosul Group, São Paulo, Brazil	100	129	72	3	979
Henkel of America Group, Gulph Mills, Pennsylvania, USA	100	1,149	466	229	3,679
Henkel Asia-Pacific Group, Hong Kong, People's Republic of China	100[1]	732	165	16	6,327

[1] ignoring insignificant minority interests

A list of the investments held by Henkel KGaA and the Henkel Group is filed with the Commercial Register at the Municipal Court in Düsseldorf under number B 4724 and is also available for inspection at the Annual General Meeting.

(47) Participations in associated companies

The Clorox Company, Oakland, California, USA

Product groups: Household cleaners, bleaches, Brita (water filters), Glad (plastic packaging products), food products (dressings and sauces), automotive care products, cat litter products, charcoal

The Clorox Company has global operations employing around 9,000 people in the consumer goods market. Henkel owns 61.4 million shares in Clorox, which represents a participating interest of 29.2 percent. The interest has increased by 0.3 percentage points compared with the previous year because Clorox bought back 7.0 million of its own shares during the course of 2003. In this connection, Clorox also repurchased around 1.5 million Clorox shares owned by Henkel. Henkel and Clorox have a technology transfer agreement. The collaboration with Clorox extends to the exchange of formulations, marketing concepts and test methods. There is also a cooperation arrangement in some countries (mainly in Eastern Europe) for the production and marketing of household bleaching agents.

In fiscal 2002/2003 (year to June 30, 2003) sales revenue rose by 3 percent to US dollar 4,144 million. This growth was mainly due to the launch of new products and increased spending on advertising. Net earnings rose by 53 percent to US dollar 493 million. The significant surge came not only from increased sales, but also falling manufacturing costs and lower restructuring costs in comparison with the prior year. For the first half of fiscal 2003/2004 (six-month period to December 31, 2003), we anticipate sales of US dollar 1,988 million for Clorox, with earnings for the period of US dollar 230 million. This represents a sales growth of 0.8 percent and earnings similar to those for the comparable six months of the previous year. The Clorox share price rose in 2003 by 17.7 percent. The quoted market price of our participation at December 31, 2003, was US dollar 2,981 million (previous year US dollar 2,592 million). This is equivalent to 2,360 million euros (previous year 2,472 million euros).

Ecolab Inc., St. Paul, Minnesota, USA

Product groups: Products and services for industrial and institutional hygiene, textile hygiene, vehicle cleaning and automotive care, water treatment, pest control, commercial kitchen service

Henkel owns 72.7 million shares in Ecolab Inc. following the 1:2 share split in 2003. This represents a participating interest of 28.2 percent (an increase of 0.1 percentage points over the previous year), as Ecolab bought back a total of 8.0 million of its own shares during the year under review and issued almost 6.5 million employee shares and share options. With about 20,000 employees, Ecolab is world market leader in the field of industrial and institutional hygiene. Due to ever-rising volumes in the US national market, substantial improvements in earnings in international operations and steady growth in the service segment, we are anticipating a significant increase in sales from US dollar 3,404 million in 2002 to US dollar 3,730 million in fiscal 2003. We expect a rise in net earnings of US$ 50 million to US dollar 260 million. The share price of Ecolab increased by 10.6 percent in 2003. The listed value of our participation at December 31, 2003, was US dollar 1,990 million (previous year US dollar 1,799 million). This is equivalent to 1,575 million euros (previous year 1,716 million euros).

(48) Events after the balance sheet date

On January 13, 2004, the US anti-trust authority (Federal Trade Commission) approved the acquisition of The Dial Corporation, Scottsdale, Arizona, and on January 20, 2004, the acquisition of Advanced Research Laboratories (ARL), Costa Mesa, California.

(49) Information required by § 292a HGB (German Commercial Code)

The requirements per § 292a(1) HGB have been satisfied, allowing the preparation of the consolidated financial statements of Henkel KGaA in accordance with International Financial Reporting Standards (IFRS).

The departures from German law which apply to Henkel are immaterial in amount and relate to

- the recognition of translation differences as income or expenses in the period in which they arise,
- the recognition of unused tax loss carry-forwards as deferred tax assets, and
- the measurement of financial assets and derivatives at their fair values.

Recommendation for approval of the annual financial statements and appropriation of the profit of Henkel KGaA

The personally liable managing partners, the Shareholders' Committee and the Supervisory Board recommend that the annual financial statements of Henkel KGaA be approved as presented and that the amount of 20,545,652.35 euros be allocated to revenue reserves out of the net earnings figure of 187,538,394.85 euros.

The personally liable managing partners, the Shareholders' Committee and the Supervisory Board recommend that the unappropriated profit of 166,992,742.50 euros for the year ended December 31, 2003, be applied as follows:

1. Payment of a dividend of 1.14 euros per ordinary share (on 86,598,625 shares ranking for dividend at December 31, 2003)	= 98,722,432.50 euros
2. Payment of a dividend of 1.20 euros per non-voting preferred share (on 56,891,925 shares ranking for dividend at December 31, 2003)	= 68,270,310.00 euros
	= 166,992,742.50 euros

The remaining balance applicable to treasury stock of ordinary or preferred shares acquired after December 31, 2003, is carried forward.

Düsseldorf, January 30, 2004

The personally liable managing partners of Henkel KGaA

Prof. Dr. Ulrich Lehner, President and CEO
Dr. Jochen Krautter
Dr. Klaus Morwind
Prof. Dr. Uwe Specht

The Shareholders' Committee

Dipl.-Ing. Albrecht Woeste
(Chairman)

Financial statements of Henkel KGaA (summarized)[1]

Statement of Income

in million euros

	2002	**2003**
Sales	**2,643**	**2,707**
Cost of sales	– 1,742	– 1,797
Gross profit	**901**	**910**
Selling, research and administrative expenses	– 920	– 962
Other income (net of other expenses)	143	123
Exceptional items:		
Sale of participation in Wella	–	81
Extended restructuring costs	–	– 24
Operating profit	**124**	**128**
Gains on disposal of financial assets	988[2]	63
Other financial items	33	9
Financial items	**1,021**	**72**
Change in special accounts with reserve element	13	13
Earnings before tax	**1,158**	**213**
Taxes on income	– 4	– 26
Net earnings	**1,154**	**187**
Allocation to revenue reserves	– 577	– 20
Amount withdrawn from reserves for treasury stock	13	–
Unappropriated profit[3]	**590**	**167**

Balance Sheet

in million euros

	Dec. 31, 2002	**Dec. 31, 2003**
Property, plant & equipment and intangible assets	389	398
Financial assets	4,854	4,935
Fixed assets	**5,243**	**5,333**
Inventories	177	174
Receivables and miscellaneous assets	2,233	2,244
Treasury stock	151	154
Liquid funds/Marketable securities	97	1,073
Current assets	**2,658**	**3,645**
Total assets	**7,901**	**8,978**
Shareholders' equity	**3,999**	**4,031**
Special accounts with reserve element	221	208
Provisions	1,431	1,572
Liabilities	2,250	3,167
Total equity and liabilities	**7,901**	**8,978**

[1] The full financial statements of Henkel KGaA with the auditors' unqualified opinion are published in the Bundesanzeiger (Federal Gazette) and filed with the Commercial Register in Düsseldorf; copies can be obtained from Henkel KGaA on request.

[2] including the book profits from the transfer of shares in Ecolab Inc., USA within the Group

[3] Statement of income figures as rounded; unappropriated profit 590,701,130.70 euros for 2002 and 166,992,742.50 euros for 2003

Statement by the Management Board

The personally liable managing partners of Henkel KGaA are responsible for the preparation of the consolidated financial statements and the Group management report.

The consolidated financial statements have been prepared on the basis of International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS).

The Management Board has taken steps to ensure the integrity of the reporting process and compliance with the relevant legal regulations by establishing effective internal control systems at the companies which are included in the consolidated financial statements. Appropriate training is provided to make sure that the employees responsible are suitably qualified to meet the required standards. Staff training is centered around the Company's mission statement and principles and strategies developed within the Company. Compliance with these principles is continually monitored by the Management Board. Compliance with regulations and the reliability and functional efficiency of the control systems are kept under constant review across the Group by the Internal Audit department.

These measures, coupled with reporting procedures based on standard guidelines throughout the Group, ensure that the financial records properly reflect all business transactions. They also enable the Management Board to recognize changes in business circumstances and the ensuing risks to assets and financial arrangements as they occur.

Our risk management systems in place for Henkel KGaA and the Henkel Group ensure, in accordance with the requirements of company law, that any developments which could endanger the future of Henkel KGaA or of the Henkel Group are recognized in good time and that appropriate measures can be taken where necessary. This also provides the foundation for the accuracy of information disclosed in the consolidated financial statements and Group management report and in the individual company financial statements incorporated therein.

The Management Board is committed to delivering a steady increase in shareholder value. The Group is managed on principles of sustainable development in the interests of shareholders and in full awareness of its responsibility toward employees, society and the environment in every country in which Henkel operates.

As required by § 161 of the German Corporation Law (AktG), the Management Board, the Supervisory Board and the Shareholders' Committee have approved a joint Declaration of Compliance with the recommendations of the German Corporate Governance Code.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, in accordance with a resolution adopted by shareholders at the Annual General Meeting and as instructed by the Supervisory Board, has audited the consolidated financial statements and the Group management report. The auditors' report is reproduced on page 88. The consolidated financial statements, the Group management report and the audit report have been discussed in detail, with the auditors present, at a meeting of the Supervisory Board held for that purpose. The report of the Supervisory Board is reproduced on page 87.

Düsseldorf, January 29, 2004

The Management Board of Henkel KGaA

Report of the Supervisory Board

During the course of fiscal 2003 the Supervisory Board has, as required by law and the Company's articles of association, supervised and given advisory support to the Management Board.

The Management Board has kept the Supervisory Board fully informed by means of quarterly reports about the progress of the Company and all material business transactions. Sales and earnings of the Henkel Group as a whole and of each business sector and geographical region have been presented on a regular basis, and progress with the special restructuring program has also been reported. In addition, the Chairman of the Supervisory Board has held regular discussions with the Chief Executive Officer of the Management Board about important questions of company policy and business performance.

A total of four meetings were held during the year, at which joint deliberations with the Management Board focused on important individual projects and courses of action, and on strategic questions.

The following matters were discussed in detail:

- corporate strategy
- short-term and long-term corporate and financial planning
- human resource strategies and policies.

In its discussions about corporate strategy, the Supervisory Board concentrated in particular on the proposed acquisition of Dial Corporation, Arizona, USA. It also focused on Henkel's activities in Central and Eastern Europe.

The annual financial statements of Henkel KGaA for the year ended December 31, 2003, and the consolidated financial statements and management reports, including the accounting records from which they were prepared, have been examined by the auditors appointed at the last Annual General Meeting, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main ("KPMG"), and given an unqualified opinion. KPMG reports that the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group and of its cash flows for the year under review and comply with International Financial Reporting Standards. As permitted by § 292a HGB (German Commercial Code), the consolidated financial statements for the year under review exempt the Group from having to prepare consolidated financial statements under German company law. All the financial statement documentation and the recommendation by the personally liable managing partners for the appropriation of profit, as well as the auditors' reports, have been laid before the Supervisory Board. They have been examined by the Supervisory Board and, at a meeting on February 17, 2004, discussed in the presence of the auditors, who reported on their main audit findings. This was also coupled with a discussion about Henkel's risk management procedures, during which the more important specific risks were quantified; there was no evidence of any risks which could endanger the continued existence of the Group as a going concern. At this meeting, the proposed resolutions for the Annual General Meeting and the joint Declaration of Compliance with the German Corporate Governance Code to be made by the Management Board, Shareholders' Committee and Supervisory Board for 2004 were also approved.

The Supervisory Board concurs with the auditors' findings and, after concluding its own examination, has no reservations. At its meeting held on February 17, 2004, the Supervisory Board endorsed the annual financial statements, the consolidated financial statements and the management reports as well as the recommendation for the appropriation of the profit for the year. The Supervisory Board has also endorsed the recommendation by the personally liable managing partners for the appropriation of profit.

At the Annual General Meeting held on April 14, 2003, Dr. Ulrich Cartellieri retired by rotation from the Supervisory Board and Werner Wenning, Chairman of the Executive Board of Bayer AG, was appointed to replace him. The other shareholder representatives and employee representatives were re-elected. The Supervisory Board acknowledged the valuable contribution made by Dr. Cartellieri over many years. At the meeting of the Supervisory Board held on April 14, 2003 to establish its composition, Mr. Woeste was elected Chairman and Mr. Zander Vice-Chairman of the Supervisory Board.

The Supervisory Board thanks the Management Board and all employees for their hard work in 2003.

Düsseldorf, February 17, 2004

The Supervisory Board Dipl.-Ing. Albrecht Woeste (Chairman)

Auditors' Report

"We have audited the consolidated financial statements prepared by Henkel Kommanditgesellschaft auf Aktien ("Henkel"), for the financial year from January 1, 2003, to December 31, 2003, comprising the consolidated balance sheet and the related consolidated statements of income, changes in shareholders' equity and cash flows, and notes to the financial statements. The preparation and content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the personally liable managing partners of Henkel Kommanditgesellschaft auf Aktien. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German audit regulations and generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and of the economic and legal environment in which the Henkel Group operates and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the personally liable managing partners, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Henkel Group and of its cash flows for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the Group management report for the financial year from January 1, 2003, to December 31, 2003, prepared by the personally liable managing partners, has not led to any reservations. In our opinion the Group management report provides a suitable understanding of the Group's overall position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and Group management report for the financial year from January 1, 2003, to December 31, 2003, satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and a Group management report in accordance with German company law."

Düsseldorf, January 30, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rüdiger Reinke   Günter Nunnenkamp
Wirtschaftsprüfer Wirtschaftsprüfer

Corporate Management of Henkel KGaA

Boards/memberships as defined by § 125(1), sentence 3, German Corporation Law (AktG)

Supervisory Board

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Dipl.-Ing. Albrecht Woeste Chairman, Private Investor, Düsseldorf Born in 1935 Member from June 27, 1988	Allianz Lebensvers.-AG, Deutsche Bank AG	IKB Deutsche Industriekreditbank AG, R. Woeste & Co. GmbH & Co. KG
Winfried Zander Vice-Chairman, Chairman of the Works Council of Henkel KGaA, Düsseldorf Born in 1954 Member from May 17, 1993		
Dr. Simone Bagel-Trah Private Investor, Düsseldorf Born in 1969 Member from April 30, 2001		
Dr. Ulrich Cartellieri (to April 14, 2003) Member of the Supervisory Board of Deutsche Bank AG, Frankfurt am Main Born in 1937 Member from May 6, 1985	Deutsche Bank AG, Robert Bosch GmbH	BAE Systems plc., UK
Hans Dietrichs Chairman of the Works Council of Henkel Genthin GmbH, Genthin Born in 1943 Member from May 4, 1998		
Benedikt-Joachim Freiherr von Herman Forester, Wain Born in 1941 Member from December 3, 1990		Holzhof Oberschwaben eG
Bernd Hinz Vice-Chairman of the Works Council of Henkel KGaA, Düsseldorf Born in 1951 Member from May 4, 1998		
Prof. Dr. Dr. h.c. mult. Heribert Meffert Former Director of the Institute of Marketing, University of Münster; Chairman of the Executive Board of the Bertelsmann Foundation, Münster Born in 1937 Member from May 4, 1998	BASF Coatings AG, Kaufhof Warenhaus AG	UNIPLAN International GmbH & Co. KG
Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber Former Federal Minister for Research and Technology, Frankfurt am Main Born in 1935 Member from May 4, 1998	Altana AG, Evotec OAI AG (Chairman), Frankfurter Allgemeine Zeitung GmbH, InSynCo AG (Vice-Chairman), Osram GmbH, VfW AG (Vice-Chairman), Vodafone GmbH	HBM BioVentures AG, Switzerland, Heidelberg Innovation BioScience, Venture II GmbH & Co. KG
Heinrich Thorbecke Private Investor, St. Gallen, Switzerland Born in 1936 Member from May 4, 1998		In Gassen Immobilien AG, Switzerland, Intervalor Holding AG, Switzerland, Kursana AG, Switzerland

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Michael Vassiliadis Executive Secretary of IG Bergbau, Chemie, Energie, Hanover (German Mining, Chemicals and Energy Trade Union) Born in 1964 Member from May 4, 1998	K+S AG (Vice-Chairman), K+S Kali GmbH (Vice-Chairman), mg technologies ag	
Bernhard Walter Former Chairman of Dresdner Bank AG, Frankfurt am Main Born in 1942 Member from May 4, 1998	Bilfinger Berger AG, DaimlerChrysler AG, Deutsche Telekom AG, mg technologies ag, Staatliche Porzellan-Manufaktur Meissen GmbH, ThyssenKrupp AG, Wintershall AG (Vice-Chairman)	KG Allgemeine Leasing GmbH & Co. (Chairman of Executive Committee)
Dr. h.c. Jürgen Walter Member of the Executive Committee of IG Bergbau, Chemie, Energie, Hanover (German Mining, Chemicals and Energy Trade Union) Born in 1945 Member from February 27, 1984	BASF AG, BASF Schwarzheide GmbH, RWE Umwelt AG	
Brigitte Weber Member of the Works Council of Henkel KGaA, Düsseldorf Born in 1950 Member from January 1, 2000		
Werner Wenning Chairman of the Executive Board of Bayer AG, Leverkusen Born in 1946 Member from April 14, 2003	Gerling-Konzern Versicherungs-Beteiligungs AG	
Dr. Anneliese Wilsch-Irrgang Chemist, Düsseldorf Representative of the Senior Staff of Henkel KGaA Born in 1958 Member from May 4, 1998		
Rolf Zimmermann Member of the Works Council of Henkel KGaA, Düsseldorf Born in 1953 Member from October 9, 2002		

Shareholders' Committee

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Dipl.-Ing. Albrecht Woeste Chairman, Private Investor, Düsseldorf Born in 1935 Member from June 14, 1976	Allianz Lebensvers.-AG, Deutsche Bank AG	IKB Deutsche Industriebank AG, R. Woeste & Co. GmbH & Co. KG
Christoph Henkel Vice-Chairman, Private Investor, London Born in 1958 Member from May 27, 1991		Henkel Corp., USA, The Clorox Company, USA

Shareholders' Committee (continued)

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Dr. Jürgen Manchot Vice-Chairman, Chemist, Düsseldorf Born in 1936 Member from January 1, 1975	LTS Lohmann Therapie-Systeme AG	
Dr. Paul Achleitner Member of the Board of Allianz AG, Munich Born in 1956 Member from April 30, 2001	Bayer AG, MAN AG, RWE AG, Group mandate: Allianz Dresdner Asset Management GmbH (ADAM), Allianz Immobilien GmbH (Chairman)	ÖIAG, Austria
Stefan Hamelmann Private Investor, Düsseldorf Born in 1963 Member from May 3, 1999		Ecolab Inc., USA
Dr. h.c. Ulrich Hartmann Former Chairman of the Board of E.ON AG, Düsseldorf Born in 1938 Member from May 4, 1998	Deutsche Bank AG, Deutsche Lufthansa AG, E.ON AG (Chairman), Hochtief AG, IKB Deutsche Industriebank AG (Chairman), Münchener Rückversicherungs-Gesellschaft AG (Chairman)	ARCELOR S.A., Luxembourg
Dr. Christa Plichta (to April 14, 2003) Physician, Geneva Born in 1942 Member from June 26, 1989		
Burkhard Schmidt Managing Director of Jahr Vermögensverwaltung GmbH & Co. KG, Hamburg Born in 1960 Member from June 23, 1999		Jahr Top Special Verlag GmbH & Co. KG (Chairman), Lycos Europe N.V., Netherlands
Konstantin von Unger Founding Partner, Blue Corporate Finance, London Born in 1966 Member from April 14, 2003		Ten Lifestyle Management Ltd., UK
Karel Vuursteen Former Chairman of the Executive Board of Heineken N.V., Amsterdam Born in 1941 Member from May 6, 2002		AB Electrolux, Sweden, Akzo Nobel nv, Netherlands, Heineken Holding N.V., Netherlands, ING Groep nv, Netherlands, Randstad Holding NV, Netherlands, Royal Ahold nv, Netherlands
Dr. Hans-Dietrich Winkhaus Former President and Chief Executive Officer of Henkel KGaA, Düsseldorf Born in 1937 Member from May 8, 2000	BMW AG, Degussa AG, Deutsche Lufthansa AG, Ergo Versicherungsgruppe AG, Schwarz-Pharma AG (Chairman)	

Sub-committees of the Shareholders' Committee

	Functions	Members
Finance Committee	The Finance Committee deals principally with financial matters, accounting issues including the statutory year-end audit, taxation and accounting policy, internal audit and risk management in the Company.	Dr. Jürgen Manchot, Chairman Dr. Paul Achleitner Dr. h.c. Ulrich Hartmann Christoph Henkel Burkhard Schmidt
Human Resources Committee	The Human Resources Committee deals principally with personnel matters for members of the Management Board, issues relating to the human resources strategy and with remuneration.	Albrecht Woeste, Chairman Stefan Hamelmann Dr. Christa Plichta (to April 14, 2003) Konstantin von Unger (from April 14, 2003) Karel Vuursteen Dr. Hans-Dietrich Winkhaus

Management Board

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Prof. Dr. Ulrich Lehner[1)] President and CEO Born in 1946 Member from April 1, 1995	E.ON AG	Dresdner Bank Luxemburg S.A., Luxembourg, Ecolab Inc., USA, Novartis AG, Switzerland
Guido De Keersmaecker[1)] (to June 30, 2003) Henkel Technologies Born in 1942 Member from May 1, 1993		Henkel Belgium S.A., Belgium (Chairman), Henkel Nederland B.V., Netherlands
Dr. Jochen Krautter[1)] Finance (to June 30, 2003) Henkel Technologies (from July 1, 2003) Born in 1942 Member from June 15, 1992	BASF Coatings AG, Dresdner Bank Lateinamerika AG	Ecolab Inc., USA, Henkel Corp., USA, Henkel of America Inc., USA
Alois Linder Consumer and Craftsmen Adhesives Born in 1947 Member from January 1, 2002		Henkel Corp., USA
Dr. Klaus Morwind[1)] Laundry & Home Care Born in 1943 Member from January 1, 1991		Henkel Central Eastern Europe Ges.mbH, Austria, Henkel Ibérica S.A., Spain, The Clorox Company, USA
Prof. Dr. Uwe Specht[1)] Cosmetics/Toiletries Born in 1943 Member from May 6, 1985	Surplex AG	Henkel & Cie AG, Switzerland
Dr. Lothar Steinebach Finance Born in 1948 Member from July 1, 2003		Henkel China Investment Co. Ltd., China, Henkel Corp., USA, Henkel Ltd., UK
Knut Weinke Human Resources/Logistics/ Information Technology Born in 1943 Member from January 1, 2002		cc-chemplorer limited, Ireland, Henkel Belgium S.A., Belgium, Henkel France S.A., France, Henkel Nederland B.V., Netherlands, Henkel Norden AB, Sweden

[1)] Personally liable managing partner

Operating Management of Henkel KGaA

Dr. Franz-Josef Acher
Law

Dr. Ramón Bacardit
Operations/Research Technologies

Alain Bauwens
Cleaners

Pierre Brusselmans
Corporate Development

Hans Van Bylen
Hair Care/Cosmetics
Overseas and
North America

Gunter Effey
Holthausen Plant Services

Jean Fayolle
Industrial Division Technologies

Dr. Wolfgang Gawrisch
Research/Technology

Heinrich Grün
Transportation/Electronics
Technologies

Wolfgang Haumann
Detergents Production
Supply Chain

Dr. Peter Hinzmann
Information Technology

Dirk-Stephan Koedijk
Human Resources Management

Jörg Koppenhöfer
Detergents Germany
(to April 30, 2003)

Andreas Lange
Special Detergents International

Dr. Angela Paciello
Body Care/Cosmetics
Central Europe

Jürgen Seidler
Detergents International

Dr. Lothar Steinebach
Finance/Controlling
(to June 30, 2003)

Stefan Sudhoff
Skin Care/Oral Care/
Fragrances/Cosmetics
Western and Southern Europe/MENA
(from September 1, 2003)

Gabriele Weiler
Hair Care
(to August 31, 2003)

As at January 1, 2004

Management Circle 1 Worldwide

Giacomo Archi
Faruk Arig

Michael Beard
Pietro Beccari
Francisco Beltran
Marc Benoit
Antonio Beraza
Karl Bethell
Wolfgang Beynio
Patrick Blum
Dr. Alexander Boeck
Willem Boomsluiter
Robert Bossuyt
Hanno Brenningmeyer
Dr. Andreas Bruns
Eberhard Buse

Marco Cassoli
Dr. Peter Christophliemk
Dundar Ciftcioglu
Michael James Clarkson
Julian Colquitt
Bertrand Conqueret
Juergen Convent
Francisco Cornellana
Jesus Cuadrado

Paul De Bruecker
Serge Delobel
Dr. Alexander Ditze
Peter Dowling
Uwe Drews
Eric Dumez

Wolfgang Eichstaedt
Dr. Horst Eierdanz
Stephen Ellis
Mohamed Elmasry
Marcelo Estivill

Thomas Feldbrügge
Franz-Otto Fell
Dr. Thomas Foerster

Dr. Attilio Gatti
Holger Gerdes
Roberto Gianetti
Pierre Gibaud
Dr. Karl W. Gladt
Ralf Grauel

Rainer M. Haertel
Ferdinand Harrer
Dr. Hubert Harth
Ludger Hazelaar
Dr. Alois Hoeger
Michael Horstmann
Dr. Stefan Huchler

Dr. Jochen Jacobs
Dr. Joachim Jaeckle
Theo Janschuk

John M. Kahl
Peter Kardorff
Klaus Kirchmayr
Dr. Wolfgang Klauck
Klaus Kleine Herzbruch
John Knudson
Nurierdem Kocak
Dr. Harald Köster
Peter Kohl
Gerald Kohlsmith
Wolfgang Krey
Dr. Werner Krieger
Thomas-Gerd Kuehn

Luis Carlos Lacorte
Sammy Loutfy

Dr. Carlo Mackrodt
Dr. Klaus Marten
Lutz Mehlhorn
Frank-Rainer Menzel
Dr. Bernhard Mergler
Hanno-Hagen Mietzner
David C. Minshaw
Dr. Clemens Mittelviefhaus

Eric Moley
Dr. Jean Pierre de Montalivet
Joan Morcego
Georg Müller
Dr. Heinrich Müller
Dr. Thomas Müller-Kirschbaum
Rolf Münch
Rob Muir

Christoph Neufeldt
Alain Niccolai
Helmut Nuhn

Michael Ogrinz
Carlos Eduardo Orozco

Dr. Nafizcan Paker
Luis Palau Almenar
Campbell Peacock
Norbert Pestka
Bruno Piacenza
Arnd Picker
Kenneth Piña
Ingomar Poppek
Dr. Christian Poschik
Michael Prange
Dr. Wolfgang Preuß
Ernst Primosch
Dr. Volker Puchta

William Read
Dr. Michael Reuter
Robert Risse
Peter Ruiner

Anavangot Satishkumar
Wolfgang Schäufele
Wolfgang Scheiter
Gerhard Schlosser
Rolf Schlue
Aloys Schmeken
Dr. Matthias Schmidt
Paulo Aloysio Schmitt
Dr. Hans-Willi Schroiff

Peer Gernot Schum
Dr. Johann Seif
Dr. Simone Siebeke
Andrew Smith
Joachim Speisebecher
Dr. Friedrich Stara
Bart Steenken
Dr. Walter Sterzel

Dr. Boris Tasche
Jan Teerlinck
Herman ter Haar
Günter Thumser
Thomas Tönnesmann
Patrick Trippel
Rainer Tschersig

Robert Uytdewillegen

Viviane Verleye
Dr. Vincenzo Vitelli
Ramon Viver
Dr. Rainer Vogel
Dr. Dirk Vollmerhaus

Kim Walker
Bernd Wasserrab
Claus Weigandt
Gabriele Weiler
Andreas Welsch
Klaus-Dieter Weyers
Dr. Juergen Wichelhaus
Dr. Winfried Wichelhaus
Dr. Hans-Christof Wilk
Dr. Rudolf Wittgen

Daniel Ypersiel

As at January 1, 2004

Index of key words

		Page
A	Acquisitions and divestments	6, 27, 53
	Analysts	15
	Annual General Meeting	97
	ARL	2, 6, 27, 36, 44
	Assets and financial analysis	28
	Auditors' Report	88
B	Balance sheet	28, 47, 60, 76
	Balance sheet structure	28
	Bonds	15, 70, 71
	Borrowings	70
	Business performance	22
	Business sectors	7, 10, 24, 34, 50, 78
C	Capital expenditures	27
	Cash flows	29, 49
	Cash flow statement	29, 49, 80
	Clorox	28, 56, 62, 79, 83
	Cognis	9, 28, 62
	Consolidation	53
	Consumer and Craftsmen Adhesives	7, 11, 38
	Contact information	97
	Corporate bodies	81, 89
	Corporate governance	18, 82
	Cosmetics/Toiletries	7, 10, 36
	Cost of materials	76
	Currency management	73

		Page
D	Derivatives	73
	Dial Corporation	2, 6, 10, 27, 34, 36, 44
	Dividends	2, 14, 25
E	Earnings per share	26, 46, 79
	EBIT	2, 6, 24
	Ecolab	28, 56, 62, 83
	Emoluments of corporate bodies	81
	Employees	30, 77
	Equity	48
	EVA®	17
	Exceptional items	56
F	Financial assets	28, 56, 62, 80, 83
	Financial instruments	73
	Financial items	25, 56
	Financial ratios	48
	Financial statements of Henkel KGaA	85
	Fixed assets	47, 52, 60
	Forecast	44
	Foreign currency management	73
H	Henkel Technologies	7, 11, 40
I	Interest expense (net)	57
	Inventories	63
	Investor Relations	15
L	Laundry & Home Care	7, 10, 34
	Liabilities	47, 72

		Page
M	Management Board	4, 81, 86, 92
	Management Circle 1	93
	Management report	22
	Market capitalization	13
N	Net earnings	25
	Notes to the balance sheet	60
	Notes to the financial statements	53
	Notes to the statement of income	55
O	Operating management	93
	Option pricing	77
	Outlook for the Henkel Group	44
P	Participations	56, 57, 83
	Payroll costs	76
	Pension entitlements	67, 82
	Post-closure report	44
	Preface	2
	Procurement	31
	Products	6, 21, 35, 37, 39, 41, 78
	Profits	22, 46
	Property, plant and equipment	61
	Provisions	67, 69
R	Ratings	15
	Report of the Supervisory Board	87
	Research and development	31
	Restructuring	2, 25, 56
	Risk management	42
	Risk report	42
	Risk structure	42
	ROCE	17, 26

		Page
S	Sales performance	23
	Segment information	50, 78
	Share data	14
	Share price performance	13, 14
	Shareholder structure	14
	Shareholders' Committee	90
	Shares	13, 14, 15
	Statement by the Management Board	86
	Statement of income	46, 55, 76
	Stock Incentive Plan	76, 79
	Strategy	9, 10, 11
	Supervisory Board	87, 89
	Sustainability	33
T	Taxes	57
	Ten-year summary	96
	Trade accounts receivable	64
	Treasury	73
U	Underlying conditions	22, 44
V	Value added statement	78
	Value-based management	17
	Vision	1
W	WACC	17

Henkel Group: Ten-Year Summary

Ten-Year Summary

in million euros

	1994	1995	1996	1997	1998	1999	2000	2001	2002	**2003**
Sales	7,193	7,259	8,335	10,259	10,909	11,361	12,779	9,410[8]	9,656	9,436
Operating profit (EBIT)	343	371	517	702	791	857	950	602[8]	666	706
Earnings before tax	346	389	454	1,001	644	692	816	734[10]	664	768
Net earnings	237	250	284	320[5]	372	404	505	476[9]	431	530[14]
Earnings after minority interests	201	222	248	287	336	364	468	437[10]	435	519[15]
Earnings per preferred share (EPS)	1.44[1]	1.55[1]	1.74	3.76[6]	2.33	2.53	3.25	3.50[11]	3.06	3.65[16]
Total assets	5,362	5,941	7,311	8,905	9,130	9,856	11,382	9,365	8,513	9,362
Fixed assets	2,786	3,351	4,012	5,040	5,164	5,504	6,295	5,490	4,927	4,723
Current assets (incl. deferred tax assets)	2,576	2,590	3,299	3,865	3,966	4,352	5,087	3,875	3,586	4,639
Debt	3,281	3,741	4,786	6,061	6,301	6,618	7,882	5,761	5,150	5,976
Shareholders' equity[2]	2,081	2,200	2,525	2,844	2,829	3,238	3,500	3,604	3,363	3,386
as % of total assets	38.8	37.0	34.5	31.9	31.0	32.9	30.8	38.5	39.5	36.2
Net return on sales (%)[3]	3.3	3.4	3.4	5.6	3.4	3.6	4.0	3.6[13]	4.5	5.6[17]
Return on equity (%)[4]	12.8	12.3	12.5	13.1[7]	13.1	14.3	15.6	13.6[10]	12.0	15.8[18]
Dividend per ordinary share in euros	0.46	0.54	0.61	0.69	0.79	0.87	1.06	1.06	1.06	1.14[12]
Dividend per preferred share in euros	0.56	0.59	0.66	0.74	0.84	0.93	1.12	1.12	1.12	1.20[12]
Total dividends	74	82	93	104	119	131	157	156	156	167[12]
Borrowings ÷ EBITDA	1.09	1.47	1.57	1.48	1.57	1.27	1.83	1.12[8]	0.76	1.67
Capital expenditures (incl. financial assets)	515	1,078	833	2,127	979	746	1,359	664[8]	494	580[19]
Investment ratio (%)	7.2	14.9	10.0	20.7	9.0	6.6	10.6	5.3	5.1	6.1
Research and development costs	189	189	197	238	250	279	320	255[8]	259	257
Number of employees (annual average)										
Germany	15,313	14,684	15,473	15,138	15,257	15,065	15,408	11,121[8]	10,944	10,767
Abroad	25,277	27,044	30,904	38,615	41,034	41,555	45,067	36,241[8]	36,259	37,561
Total	**40,590**	**41,728**	**46,377**	**53,753**	**56,291**	**56,620**	**60,475**	**47,362**[8]	**47,203**	**48,328**

[1] recalculated on the basis of HGB, since 1996 on the basis of IFRS
[2] including participating certificates and participating loans up to 1996
[3] net earnings ÷ sales
[4] net earnings after minority interests ÷ average equity capital over the year (since 1997: equity capital at beginning of year)
[5] 576 million euros including gain from sale of GFC shareholding (Degussa)
[6] excluding gain from sale of GFC shareholding 1.99 euros
[7] excluding gain from sale of GFC shareholding (Degussa)
[8] continuing businesses
[9] 541 million euros including net gain from exceptional items
[10] excluding exceptional items
[11] after the sale of Cognis and Henkel Ecolab 3.05 euros
[12] proposed
[13] net earnings ÷ sales (13,060 million euros)
[14] net earnings excluding Clorox share buy-back: 500 million euros
[15] earnings after minority interests excluding Clorox share buy-back: 489 million euros
[16] without gain from the Clorox share buy-back
[17] net return on sales excluding Clorox share buy-back: 5.3 percent
[18] return on equity excluding Clorox share buy-back: 14.9 percent
[19] excluding Wella proceeds of 280 million euros

CORPORATE FINANCE
04 MAR -4 AM 7:21

Henkel Kommanditgesellschaft auf Aktien, Düsseldorf

Securities ID Numbers:
Ordinary shares 604 840
Preferred shares 604 843

International Securities ID Numbers
Ordinary shares DE 0006048408
Preferred shares DE 0006048432

The shareholders of our Company are hereby invited to attend the
Annual General Meeting
on
Monday, April 19, 2004, 10.00 a.m.
to be held in the Stadthalle Düsseldorf,
CCD-South (CCD-Süd) entrance,
Congress Center Düsseldorf,
Stockumer Kirchstrasse 61,
40474 Düsseldorf, Germany.

This English text is a translation for information only and the original German text published in the electronic version of the Federal Gazette (Bundesanzeiger) of February 25, 2004 is the only authoritative version

Henkel
A Brand like a Friend

1. Presentation of the Annual Financial Statements and the Consolidated Financial Statements – both endorsed by the Supervisoy Board –, the Management Reports of the Company and of the Group, and the Report of the Supervisory Board for the year ended December 31, 2003. Resolution to approve the Annual Financial Statements of Henkel KGaA for the year ended December 31, 2003

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the annual financial statements be approved as presented and that the amount of EUR 20,545,652.35 be allocated to revenue reserves out of the net earnings for the year of EUR 187,538,394.85.

2. Resolution for the appropriation of profit

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the unappropriated profit of EUR 166,992,742.50 for the year ended December 31, 2003, be applied as follows:

a) Payment of a dividend of EUR 1.14 per ordinary share (on 86,598,625 shares ranking for the dividend at December 31, 2003)	= EUR 98,722,432.50
b) Payment of a dividend of EUR 1.20 per preferred share (on 56,891,925 shares ranking for dividend at December 31, 2003)	= EUR 68,270,310.00
	= EUR 166,992,742.50

The amount attributable to the treasury stock in the form of ordinary shares or preferred shares acquired after December 31, 2003 will be carried forward.

3. Resolution to ratify the actions of the Personally Liable Partners

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the Personally Liable Partners be ratified for the year ended December 31, 2003.

4. Resolution to ratify the actions of the Supervisory Board

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Supervisory Board be ratified for the year ended December 31, 2003.

5. Resolution to ratify the actions of the Shareholders' Committee

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Shareholders' Committee be ratified for the year ended December 31, 2003.

6. Appointment of auditors for fiscal 2004

The Supervisory Board proposes that KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, be appointed auditors for the fiscal year 2004.

7. Elections to the Shareholders' Committee

Under article 28 (1) of the Company's Articles of Association (corporation bylaws), the term of office of the Shareholders' Committee comes to an end at the close of this year's Annual General Meeting; new elections are therefore required.

The Shareholders' Committee and the Supervisory Board propose that the following be elected as members of the Shareholders' Committee:

a) **Dr. Paul Achleitner**
Member of the Board of Allianz AG, Munich, Germany

Memberships of statutory supervisory bodies:
Bayer AG, Germany,
MAN AG, Germany,
RWE AG, Germany

Group mandate: Allianz Dresdner Asset Management GmbH (ADAM), Germany, Allianz Immobilien GmbH, Germany (Chairman)

Comparable corporate bodies:
ÖIAG, Austria

b) **Stefan Hamelmann**
Private Investor, Düsseldorf, Germany

Memberships of comparable corporate bodies:
Ecolab Inc., USA

c) **Dr. h.c. Ulrich Hartmann**
Former Chairman of the Board of E.ON AG, Düsseldorf, Germany

Memberships of statutory supervisory bodies:
Deutsche Bank AG, Germany,
Deutsche Lufthansa AG, Germany,
E.ON AG, Germany (Chairman),
Hochtief AG, Germany,
IKB Deutsche Industriebank AG, Germany (Chairman),
Münchener Rückversicherungs-Gesellschaft AG, Germany (Chairman)

Comparable corporate bodies:
ARCELOR, Luxemburg

d) **Christoph Henkel**
Private Investor, London, UK

Memberships of statutory supervisory bodies:
Henkel Corp., USA,
The Clorox Company, USA

e) **Dr. Jürgen Manchot**
Chemist, Düsseldorf, Germany

Memberships of statutory supervisory bodies:
LTS Lohmann Therapie-Systeme AG, Germany

f) **Burkhard Schmidt**
Managing Director of Jahr Vermögensverwaltung GmbH & Co. KG, Hamburg, Germany

Memberships of comparable corporate bodies:
Jahr Top Special Verlag GmbH & Co. KG, Germany (Chairman),
Lycos Europe N.V., Netherlands

g) **Konstantin von Unger**
Founding Partner, Blue Corporate Finance, London, UK

Memberships of comparable corporate bodies:
Ten Lifestyle Management Ltd., UK

h) **Karel Vuursteen**
Former Chairman of the Executive Board of Heineken N.V., Amsterdam, Netherlands

Memberships of comparable corporate bodies:
AB Electrolux, Sweden,
Akzo Nobel nv, Netherlands,
Heineken Holding N.V., Netherlands,
ING Groep nv, Netherlands,
Randstad Holding NV, Netherlands,
Royal Ahold nv, Netherlands

i) **Dr. Hans-Dietrich Winkhaus**
Former President and Chief Executive Officer of Henkel KGaA, Düsseldorf, Germany

Memberships of statutory supervisory bodies:
BMW AG, Germany,
Degussa AG, Germany,
Deutsche Lufthansa AG, Germany,
Ergo Versicherungsgruppe AG, Germany,
Schwarz-Pharma AG, Germany (Chairman)

j) **Albrecht Woeste**
Private Investor, Düsseldorf, Germany

Memberships of statutory supervisory bodies:
Allianz Lebensvers.-AG, Germany,
Deutsche Bank AG, Germany

Comparable corporate bodies:
IKB Deutsche Industriebank AG, Germany,
R. Woeste & Co. GmbH & Co. KG, Germany

The nominees already belong to the Shareholders' Committee and are proposed for re-election. In accordance with Art. 28 (1) of the Company's Articles of Association (corporation bylaws) as adapted, the new term of office ends with the close of the Annual General Meeting resolving on ratification for fiscal 2007.

8. Resolution to authorize the purchase of own shares ("treasury stock")

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose the following resolution:

a) The Personally Liable Partners are hereby authorized in accordance with § 71 (1) no. 8 of the German Corporation Act (AktG) to purchase ordinary and/or preferred shares of the Company at any time up to October 18, 2005, subject to the condition that the shares acquired on the basis of this authorization together with the other shares of the Company that the Company has already acquired and still holds shall not exceed 10% in total of the capital stock. Purchases will be made in the market or by means of a public offer addressed to all shareholders. The consideration paid by the Company (excluding incidental costs) for each share purchased in the market must not be more than 5% above or below the opening price of the shares quoted on the XETRA trading system (the electronic securities trading system operated by Deutsche Börse AG) or a comparable successor system on the date when the purchase obligation arises. In the case of a public offer, the consideration paid by the Company for each share must not be more than 5% above or below the average of the closing prices quoted for the Company's shares of the same class on the XETRA trading system or a comparable successor system on the last five trading days prior to the announcement of the offer. If, in the event of a public offer of purchase, the volume of the tendered shares exceeds the envisaged buy-back volume, acceptance shall be effected on a pro-rata basis in accordance with the ratio of the shares tendered in each case to the total volume tendered; provision may be made for priority acceptance of smaller numbers of shares up to 100 of the shares tendered for purchase per shareholder. The Company will make the decision as to the class of shares to be purchased in keeping with the interests of the shareholders and of the Company and taking into account the approved purposes for such purchases. The authorization to purchase the Company's own shares ("treasury stock") at any time up to October 14, 2004, approved by resolution of the shareholders at the Annual General Meeting held on April 14, 2003, is withdrawn with effect from the date when this new authorization becomes operative.

b) The authorization can be exercised in full or in installments. The authorization can be exercised for any lawful purpose and in particular for one or more of the purposes specified in c) and d). If it is used for one or more of the purposes specified in c), the pre-emptive rights of existing shareholders are excluded. Moreover, the Personally Liable Partners may, in the case of disposal of purchased treasury stock under the terms of an offer addressed to all shareholders, exclude the pre-emptive rights of the shareholders in respect of fractional entitlements, subject to the approval of the Shareholders' Committee and the Supervisory Board.

c) The Personally Liable Partners are hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to use the Company's own shares ("treasury stock") for the following purposes:

(i) to offer and transfer treasury stock to members of the Management Board and certain executive management personnel of the Company and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the current terms of the "Stock Incentive Plan of the Henkel Group" which was approved by resolution of shareholders at the Annual General Meeting held on May 8, 2000. Insofar as members of the Management Board of the Company are among those eligible to participate in the Stock Incentive Plan, the Shareholders' Committee is hereby authorized – subject to the approval of the Supervisory Board – to arrange the offer and transfer of the shares.

(ii) to sell or otherwise transfer treasury stock to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations.

(iii) to sell treasury stock against payment in cash by a process other than in the market or by way of an offer addressed to all shareholders, provided that the price paid is not significantly less than the quoted market price of the shares on the date of the sale. In this case, the proportion of the capital stock represented by the shares sold on the basis of this authorization, together with the proportion of the capital stock represented by new shares issued out of authorized capital with the pre-emptive rights of existing shareholders excluded, as permitted under § 186 (3) sentence 4 of the German Corporation Act (AktG), must not exceed a total of 10% of the capital stock in existence at the time of this authorization becoming operative or being exercised.

d) The Personally Liable Partners are also hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to cancel all or part of the treasury stock without any further resolution in General Meeting being required. Cancellation shall be effected by way of capital reduction or such that the capital stock remains unchanged and the proportion of the other shares relative to the capital stock increases as permitted under § 8 (3) of the German Corporation Act (AktG); in the latter case, the Personally Liable Partners are authorized to adjust the number of shares indicated in the Articles of Association (corporation bylaws) accordingly.

Report to the Annual General Meeting regarding Item 8 on the Agenda, as required by § 71 (1) no. 8 and § 186 (4), sentence 2, of the German Corporation Act (AktG)

The authorization proposed under **Item 8** relates to the purchase of the Company's own shares ("treasury stock"). The authorization to purchase the Company's own shares, which was approved at the Annual General Meeting held on April 14, 2003 under item 9 on the Agenda for that Meeting, is only valid until October 14, 2004. It therefore needs to be renewed, together with the authorization to dispose of shares in other ways as permitted under § 71 (1) no. 8, sentence 5 of the German Corporation Act (AktG) and the authorization to cancel shares as permitted under § 71 (1) no. 8, sentence 6, of the German Corporation Act (AktG). The proposed authorization will enable the Company to realize the benefits associated with the acquisition of its own shares in the interest of the Company and its shareholders.

In acquiring the Company's own shares, the principle of equal treatment as defined under § 53a of the German Corporation Act (AktG) must be upheld. The proposed acquisition of the shares in the market or by way of a public offer of purchase is in keeping with this principle. Insofar as a public offer is over-subscribed, acceptance shall be implemented by quota. Provision may be made for priority acceptance of small numbers of up to 100 tendered shares per shareholder. This provision also enables the avoidance of both fractional amounts in determining the quotas to be acquired and small residual balances, so facilitating the technical handling of the process.

The authorization is also to cover exclusion of the pre-emptive rights of shareholders for fractional entitlements in the event of disposal of treasury stock under the terms of an offer addressed to all shareholders. This is necessary in order to be able to execute with technical efficiency the disposal of acquired treasury stock by way of such an offer to shareholders. The free fractional amounts of treasury stock excluded from the pre-emptive rights of the shareholders shall be disposed of to the best possible effect for the Company either by sale in the market or by some other process.

The authorization to exclude the pre-emptive rights of existing shareholders likewise has to be renewed in order to be able to transfer the shares purchased to members of the Management Board and certain executive management personnel of the Company and of certain affiliated companies in Germany and abroad under the terms of the "Stock Incentive Plan of the Henkel Group" or to transfer them to third parties as consideration for acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations. The class of share to be used for this purpose will depend on the terms of the transaction concerned.

International competition and the globalization of business increasingly demand that a Company's own stock be used as consideration for the acquisition of other businesses, parts of businesses or participating interests in businesses or for forming business combinations. The authorization proposed here for transferring the shares purchased is therefore intended to give the Company the necessary flexibility to be able to make the most of opportunities to acquire businesses or participating interests therein rapidly and in a flexible manner as such opportunities arise. This is another reason why the proposed authorization to exclude the pre-emptive rights of existing shareholders is reasonable and in the interests of the Company.

Finally the resolution proposes that management also be authorized to sell any treasury stock purchased to third parties against payment in cash in a process other than in the market or by way of an offer addressed to all shareholders, and with exclusion of the pre-emptive rights of existing shareholders as permitted under § 186 (3), sentence 4 of the German Corporation Act (AktG). This will enable management to align the Company's internal financial resources to prevailing requirements in a flexible manner and to react at short notice to favorable stock market conditions. The investment and financial interests of shareholders are suitably safeguarded. The authorization ensures that, even together with shares issued out of authorized capital, not more than 10% of the capital stock can be sold or issued with the pre-emptive rights of existing shareholders excluded. Suitable protection against the possibility of dilution is provided for by the fact that the shares can only be sold at a price that is not significantly less than the quoted market price of the shares concerned. Any discount to the quoted market price will be kept as small as possible; probably limited to 3% with a maximum of 5%.

9. Resolution to adapt the Articles of Association (corporation bylaws) to the Corporate Governance principles of the Company in respect of the provisions governing the Object of the Corporation, Announcements, Representation and Management of the Corporation, the Supervisory Board, the Shareholders' Committee, Creation of Reserves and Use of Profits and the corresponding change/amendment of Art. 2 (2), Art. 4, Art. 10, Art. 11, Art. 12 (1), (2), (3) and (5) (new), Art. 14 (1) sentence 1, Art. 17 (2), Art. 18, Art. 22, Art. 26 sentence 3, Art. 27 (2) and (3) (new), Art. 28, Art. 31 sentences 1 to 3 and Article 35 (1) and (3) (new) of the Articles of Association (corporation bylaws)

With the advent of the German Corporate Governance Code, it is proposed that the Articles of Association (corporation bylaws) be adapted to the Corporate Governance principles of the Company, that existing regulations be restated for greater clarity and that, at the same time, the provisions governing the Object of the Corporation, Announcements and Creation of Reserves and Use of Profits be updated.

The Personally Liable Partners, Shareholders' Committee and Supervisory Board therefore propose that the following resolutions be adopted:

a) Art. 2 (2) shall read as follows:

"The corporation is entitled to embark on all forms of business and implement all measures that are either directly or indirectly conducive to the objects of the corporation. In particular, the corporation may establish subsidiaries at home and abroad, found, acquire and participate in other companies and also manage companies or limit their activities to management of the participating interests. The corporation is entitled to divest its operating activities either in part or in whole to affiliated companies or transfer said operations to affiliated companies."

b) Art. 4 shall read as follows:

"The announcements of the corporation will be made in the electronic Federal Gazette (Bundesanzeiger)."

c) Art. 10 shall read as follows:

"(1) The corporation is legally represented by the Personally Liable Partners. If only one Personally Liable Partner is present, this person shall represent the corporation as sole representative. Where several Personally Liable Partners are present, the corporation shall be legally represented by two Personally Liable Partners or by one Personally Liable Partner together with a holder of a statutory authority ("Prokurist").

(2) Holders of statutory authority ("Prokuristen") may only be appointed such that they are authorized to represent the corporation either jointly with a Personally Liable Partner or with a further holder of statutory authority ("Prokurist")."

d) Art. 11 shall read as follows:

"(1) The Management Board manages the business of the corporation. It consists of the Personally Liable Partners. The Shareholders' Committee may appoint additional members of the Management Board as fully authorized representatives and executive managers of the corporation and regulate their legal position within the Management Board. The other members of the Management Board hold statutory authority ("Prokura") with authority to sell and mortgage real estate.

(2) The Shareholders' Committee issues Rules of Procedure for the Management Board in accordance with Art. 26, sentence 3. It determines which actions and legal transactions by the Management Board require approval by the Shareholders' Committee.

(3) The Shareholders' Committee may appoint a Personally Liable Partner to be the Chairman of the Management Board. Provisions regulating the position of the Chairman are laid down in the Rules of Procedure for the Management Board.

(4) Unless specifically required by law to do otherwise, the members of the Management Board shall adopt resolutions by a simple majority vote but not against a majority of the Personally Liable Partners. In the event of a tie, the Chairman of the Management Board has the casting vote."

e) In Art. 12, paragraphs (1), (2) and (3) shall be modified as follows, with the further addition of paragraph (5):

"(1) The Supervisory Board is composed as legally required.

(2) The members of the Supervisory Board are elected until the close of the General Meeting that resolves on the formal approval of the fourth business year following their election, unless their term of office is otherwise stipulated at the time of their election. The business year in which the election takes place is not to count.

(3) The members of the Supervisory Board may resign their office at any time by giving written notice to the Chairman of the Supervisory Board or the Chairman of the Management Board.

(5) Members of the Management Board may not be members of the Supervisory Board; membership of the Shareholders' Committee may be combined with membership of the Supervisory Board."

f) Art. 14 (1), sentence 1, shall read as follows:

"The Supervisory Board may determine its own Rules of Procedure."

g) Art. 17 (2) shall read as follows:

"(2) The members of the Supervisory Board will receive a refund of value-added tax (turnover tax) statutory charged on its emoluments and refunds of expenses."

h) In Art. 18, the words "formal approval of the actions of the Personally Liable Partners" shall be replaced by the words "formal approval of the actions of the Management Board".

i) Art. 22 shall be retitled and reformulated as follows:

"22. Right of Attendance and Voting Rights of Members of the Management Board

Members of the Management Board have a right to attend the General Meeting. They may not exercise voting rights derived from their ownership of voting shares, nor exercise those by proxy on behalf of another, nor have their voting rights exercised by others in resolutions relating to:

a) the election and dismissal of members of the Supervisory Board (shareholder representatives) and of the Shareholders' Committee,

b) formal approval of the actions of the Management Board, of the Supervisory Board and of the Shareholders' Committee,

c) the appointment of special auditors,

d) the adoption of resolutions asserting or relinquishing compensation claims,

e) the appointment of auditors."

j) Art. 26 shall be supplemented by the following sentence 3:

"In addition, the Shareholders' Committee shall issue Rules of Procedure incumbent upon the Management Board."

k) In Art. 27 (2), sentences 2 and 3 – "The members should be shareholders. The appointment of deputies of shareholders is permitted." shall be deleted and the following paragraph (3) added:

"(3) Members of the Management Board may not be members of the Shareholders' Committee; membership of the Supervisory Board may be combined with membership of the Shareholders' Committee."

l) Art. 28 shall read as follows:

"(1) The members of the Shareholders' Committee are elected until the close of the General Meeting that resolves on the formal approval of the fourth business year following their election, unless their term of office is otherwise stipulated at the time of their election. The business year in which the election takes place is not to count.

(2) The members of the Shareholders' Committee may resign their office at any time by giving written notice to the Chairman of the Shareholders' Committee or the Chairman of the Management Board."

m) In Art. 31, sentences 1 to 3 shall read as follows:

"The Shareholders' Committee constitutes a quorum where all the members have been properly invited and half of the members participate in the voting procedure. Absent members of the Shareholders' Committee may participate in the voting procedure of the Shareholders' Committee by having their written votes submitted by other members.

The Shareholders' Committee shall adopt resolutions by a simple majority vote."

n) In Art. 35, paragraph (1) shall read as follows and the following paragraph (3) shall be added:

(1) When preparing the annual financial statements, the Personally Liable Partners may, with the approval of the Shareholders' Committee and of the Supervisory Board, allocate up to half of the net earnings for the year to other revenue reserves.

(3) The General Meeting may approve a non-cash distribution instead of or in addition to a cash dividend."

10. Approval of the Conclusion of a Control and Profit Transfer Agreement with a Subsidiary

A control and profit transfer agreement has been concluded between Henkel KGaA and its wholly-owned subsidiary Henkel Dorus GmbH, Bopfingen, Germany, formerly Henkel Dorus GmbH & Co. KG, which was changed to its present legal form in 2003.

The agreement, the annual financial statements and the management reports of the companies party to the contract of agreement relating to the fiscal years 2001, 2002 and 2003, and also a joint report by the management of Henkel Dorus GmbH and the Personally Liable Partners of Henkel KGaA concerning the agreement are laid out for inspection in the offices of Henkel KGaA and will be sent to any shareholder free of charge on request. The above-mentioned documents are also available on the Internet (www.ir.henkel.de / www.ir.henkel.com).

Essentially, the contents of the agreement are as follows:

Henkel Dorus GmbH submits to the control of Henkel KGaA, which consequently is entitled to issue instructions with regard to the management of that company. Henkel Dorus GmbH undertakes to transfer its entire profit to Henkel KGaA. Conversely, Henkel KGaA undertakes to compensate net losses for the year at Henkel Dorus GmbH in accordance with the provisions of § 302 of the German Corporation Act (AktG). The transfer of income from the release of revenue reserves formed at Henkel Dorus GmbH prior to the agreement is excluded. The formation of new revenue reserves is permissible, provided that it is economically reasonable in keeping with sound commercial judgement. The agreement was concluded with financial effect from January 1, 2004, and may be terminated with a period of notice of 3 months to the end of a fiscal year, but not until December 31, 2008.

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the Control and Profit Transfer Contract of Agreement between Henkel KGaA and Henkel Dorus GmbH, Bopfingen, Germany, be approved.

Attending the Annual General Meeting and exercising voting rights

Under Art. 20 (1) of the Company's Articles of Association (corporation bylaws), only those shareholders who deposit their share certificates by April 13, 2004 at the Company's cashier's office, with a German notary, at a bank acting as a central depositary for securities, or at one of the banks listed below:

Deutsche Bank AG
Dresdner Bank AG

and who leave them there until the end of the Annual General Meeting will be entitled to attend the Annual General Meeting, to exercise voting rights (ordinary shares only) and to submit motions.

Share certificates will be deemed to have been duly deposited with one of the above named depositaries if they are held by a bank with the agreement and on behalf of a depositary until the end of the Annual General Meeting.

If share certificates are deposited with a German notary or at a bank acting as a central depositary for securities, we ask that a document certifying such deposit be lodged with the Company not later than 24 hours after the last day by which the share certificates have to be so deposited.

Proxies to exercise voting rights

Shareholders not wishing to attend the Annual General Meeting personally may have their voting rights (ordinary shares only) exercised at the Annual General Meeting by proxy, e.g. by a bank or a shareholders' association.

In addition, we offer our shareholders the option of being represented at the Annual General Meeting by proxyholders nominated by the Company. The shareholders availing themselves of this facility require for this purpose an admission card to the Annual General Meeting to which a corresponding proxy form is attached. In order to ensure that the admission card is received in good time, admission cards should be ordered as early as possible from the depositary bank.

The proxies must be assigned in writing. Insofar as proxyholders nominated by the Company are vested with this authority of representation, instructions must be issued as to how the voting rights are to be exercised. Without these instructions, the proxy is invalid. The proxyholders are obliged to cast the votes as instructed. Shareholders availing themselves of this facility must submit their completed and signed proxy form to the address given in the proxy form by April 15, 2004 at the latest.

We also offer our shareholders the facility of issuing their proxies and instructions to the proxyholders nominated by the Company electronically or via the Internet instead of in written form, using the procedures stipulated by the Company. Proxies and instructions may still be issued or modified via the Internet on the date of the Annual General Meeting until the end of the address given by the Chairman of the Management Board.

Details relating to the issue of proxies and instructions to the proxyholders nominated by the Company – particularly via the Internet – are contained in an instruction leaflet that will be sent to all shareholders. The corresponding information is also available on the Internet (www.ir.henkel.de / www.ir.henkel.com via the Annual General Meeting link).

Live transmission of the Annual General Meeting in the Internet

The opening of the Annual General Meeting by the Chairman of the Meeting and also the address given by the Chairman of the Management Board can be followed live in the Internet by anyone wishing to do so. The voting results will also be published in the Internet after the Annual General Meeting.

Motions submitted by shareholders

Any motions or election nominations by shareholders as envisaged in § 126, and § 127 of the German Corporation Act (AktG) should please be submitted, together with supporting statements, by April 5, 2004 at the latest, to:

Henkel KGaA
- Annual General Meeting 2004 -
Investor Relations
Henkelstr. 67
40589 Düsseldorf, Germany
Fax: +49 (0) 211 / 798 - 2863
e-mail: investor.relations@henkel.com

Motions or election nominations which have to be made available will be posted on the Internet (www.ir.henkel.de / www.ir.henkel.com) and may be viewed via the Annual General Meeting link. Motions or election nominations not properly addressed will be ignored. Any response from management will likewise be published under the Internet address indicated.

Düsseldorf, February 2004

Henkel KGaA

The Personally Liable Partners

Invitation to the Annual General Meeting

04 MAR -4 AM 7:21

Henkel Kommanditgesellschaft auf Aktien, Düsseldorf

Securities ID Numbers:
Ordinary shares 604 840
Preferred shares 604 843

International Securities ID Numbers
Ordinary shares DE 0006048408
Preferred shares DE 0006048432

The shareholders of our Company
are hereby invited to attend the
Annual General Meeting
on
Monday, April 19, 2004, 10.00 a.m.
to be held in the Stadthalle Düsseldorf,
CCD-South (CCD-Süd) entrance,
Congress Center Düsseldorf,
Stockumer Kirchstrasse 61,
40474 Düsseldorf, Germany.

This English text is a translation for information only and the original German text published in the electronic version of the Federal Gazette (Bundesanzeiger) of February 25, 2004 is the only authoritative version

Henkel

A Brand like a Friend

Agenda

1. Presentation of the Annual Financial Statements and the Consolidated Financial Statements – both endorsed by the Supervisoy Board –, the Management Reports of the Company and of the Group, and the Report of the Supervisory Board for the year ended December 31, 2003. Resolution to approve the Annual Financial Statements of Henkel KGaA for the year ended December 31, 2003

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the annual financial statements be approved as presented and that the amount of EUR 20,545,652.35 be allocated to revenue reserves out of the net earnings for the year of EUR 187,538,394.85.

2. Resolution for the appropriation of profit

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the unappropriated profit of EUR 166,992,742.50 for the year ended December 31, 2003, be applied as follows:

a) Payment of a dividend of EUR 1.14 per ordinary share (on 86,598,625 shares ranking for the dividend at December 31, 2003)	= EUR 98,722,432.50
b) Payment of a dividend of EUR 1.20 per preferred share (on 56,891,925 shares ranking for dividend at December 31, 2003)	= EUR 68,270,310.00
	= EUR 166,992,742.50

The amount attributable to the treasury stock in the form of ordinary shares or preferred shares acquired after December 31, 2003 will be carried forward.

3. Resolution to ratify the actions of the Personally Liable Partners

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the Personally Liable Partners be ratified for the year ended December 31, 2003.

4. Resolution to ratify the actions of the Supervisory Board

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Supervisory Board be ratified for the year ended December 31, 2003.

5. Resolution to ratify the actions of the Shareholders' Committee

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Shareholders' Committee be ratified for the year ended December 31, 2003.

6. Appointment of auditors for fiscal 2004

The Supervisory Board proposes that KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, be appointed auditors for the fiscal year 2004.

7. Elections to the Shareholders' Committee

Under article 28 (1) of the Company's Articles of Association (corporation bylaws), the term of office of the Shareholders' Committee comes to an end at the close of this year's Annual General Meeting; new elections are therefore required.

The Shareholders' Committee and the Supervisory Board propose that the following be elected as members of the Shareholders' Committee:

a) **Dr. Paul Achleitner**
Member of the Board of Allianz AG, Munich, Germany

Memberships of statutory supervisory bodies:
Bayer AG, Germany,
MAN AG, Germany,
RWE AG, Germany

Group mandate: Allianz Dresdner Asset Management GmbH (ADAM), Germany, Allianz Immobilien GmbH, Germany (Chairman)

Comparable corporate bodies:
ÖIAG, Austria

b) **Stefan Hamelmann**
Private Investor, Düsseldorf, Germany

Memberships of comparable corporate bodies:
Ecolab Inc., USA

c) **Dr. h.c. Ulrich Hartmann**
Former Chairman of the Board of E.ON AG, Düsseldorf, Germany

Memberships of statutory supervisory bodies:
Deutsche Bank AG, Germany,
Deutsche Lufthansa AG, Germany,
E.ON AG, Germany (Chairman),
Hochtief AG, Germany,
IKB Deutsche Industriebank AG, Germany (Chairman),
Münchener Rückversicherungs-Gesellschaft AG, Germany (Chairman)

Comparable corporate bodies:
ARCELOR, Luxemburg

d) **Christoph Henkel**
Private Investor, London, UK

Memberships of statutory supervisory bodies:
Henkel Corp., USA,
The Clorox Company, USA

e) **Dr. Jürgen Manchot**
Chemist, Düsseldorf, Germany

Memberships of statutory supervisory bodies:
LTS Lohmann Therapie-Systeme AG, Germany

f) **Burkhard Schmidt**
Managing Director of Jahr Vermögensverwaltung GmbH & Co. KG, Hamburg, Germany

Memberships of comparable corporate bodies:
Jahr Top Special Verlag GmbH & Co. KG, Germany (Chairman),
Lycos Europe N.V., Netherlands

g) **Konstantin von Unger**
Founding Partner, Blue Corporate Finance, London, UK

Memberships of comparable corporate bodies:
Ten Lifestyle Management Ltd., UK

h) **Karel Vuursteen**
Former Chairman of the Executive Board of Heineken N.V., Amsterdam, Netherlands

Memberships of comparable corporate bodies:
AB Electrolux, Sweden,
Akzo Nobel nv, Netherlands,
Heineken Holding N.V., Netherlands,
ING Groep nv, Netherlands,
Randstad Holding NV, Netherlands,
Royal Ahold nv, Netherlands

i) **Dr. Hans-Dietrich Winkhaus**
Former President and Chief Executive Officer of Henkel KGaA, Düsseldorf, Germany

Memberships of statutory supervisory bodies:
BMW AG, Germany,
Degussa AG, Germany,
Deutsche Lufthansa AG, Germany,
Ergo Versicherungsgruppe AG, Germany,
Schwarz-Pharma AG, Germany (Chairman)

j) **Albrecht Woeste**
Private Investor, Düsseldorf, Germany

Memberships of statutory supervisory bodies:
Allianz Lebensvers.-AG, Germany,
Deutsche Bank AG, Germany

Comparable corporate bodies:
IKB Deutsche Industriebank AG, Germany,
R. Woeste & Co. GmbH & Co. KG, Germany

The nominees already belong to the Shareholders' Committee and are proposed for re-election. In accordance with Art. 28 (1) of the Company's Articles of Association (corporation bylaws) as adapted, the new term of office ends with the close of the Annual General Meeting resolving on ratification for fiscal 2007.

8. Resolution to authorize the purchase of own shares ("treasury stock")

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose the following resolution:

a) The Personally Liable Partners are hereby authorized in accordance with § 71 (1) no. 8 of the German Corporation Act (AktG) to purchase ordinary and/or preferred shares of the Company at any time up to October 18, 2005, subject to the condition that the shares acquired on the basis of this authorization together with the other shares of the Company that the Company has already acquired and still holds shall not exceed 10% in total of the capital stock. Purchases will be made in the market or by means of a public offer addressed to all shareholders. The consideration paid by the Company (excluding incidental costs) for each share purchased in the market must not be more than 5% above or below the opening price of the shares quoted on the XETRA trading system (the electronic securities trading system operated by Deutsche Börse AG) or a comparable successor system on the date when the purchase obligation arises. In the case of a public offer, the consideration paid by the Company for each share must not be more than 5% above or below the average of the closing prices quoted for the Company's shares of the same class on the XETRA trading system or a comparable successor system on the last five trading days prior to the announcement of the offer. If, in the event of a public offer of purchase, the volume of the tendered shares exceeds the envisaged buy-back volume, acceptance shall be effected on a pro-rata basis in accordance with the ratio of the shares tendered in each case to the total volume tendered; provision may be made for priority acceptance of smaller numbers of shares up to 100 of the shares tendered for purchase per shareholder. The Company will make the decision as to the class of shares to be purchased in keeping with the interests of the shareholders and of the Company and taking into account the approved purposes for such purchases. The authorization to purchase the Company's own shares ("treasury stock") at any time up to October 14, 2004, approved by resolution of the shareholders at the Annual General Meeting held on April 14, 2003, is withdrawn with effect from the date when this new authorization becomes operative.

b) The authorization can be exercised in full or in installments. The authorization can be exercised for any lawful purpose and in particular for one or more of the purposes specified in c) and d). If it is used for one or more of the purposes specified in c), the pre-emptive rights of existing shareholders are excluded. Moreover, the Personally Liable Partners may, in the case of disposal of purchased treasury stock under the terms of an offer addressed to all shareholders, exclude the pre-emptive rights of the shareholders in respect of fractional entitlements, subject to the approval of the Shareholders' Committee and the Supervisory Board.

c) The Personally Liable Partners are hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to use the Company's own shares ("treasury stock") for the following purposes:

   (i) to offer and transfer treasury stock to members of the Management Board and certain executive management personnel of the Company and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the current terms of the "Stock Incentive Plan of the Henkel Group" which was approved by resolution of shareholders at the Annual General Meeting held on May 8, 2000. Insofar as members of the Management Board of the Company are among those eligible to participate in the Stock Incentive Plan, the Shareholders' Committee is hereby authorized – subject to the approval of the Supervisory Board – to arrange the offer and transfer of the shares.

   (ii) to sell or otherwise transfer treasury stock to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations.

(iii) to sell treasury stock against payment in cash by a process other than in the market or by way of an offer addressed to all shareholders, provided that the price paid is not significantly less than the quoted market price of the shares on the date of the sale. In this case, the proportion of the capital stock represented by the shares sold on the basis of this authorization, together with the proportion of the capital stock represented by new shares issued out of authorized capital with the pre-emptive rights of existing shareholders excluded, as permitted under § 186 (3) sentence 4 of the German Corporation Act (AktG), must not exceed a total of 10% of the capital stock in existence at the time of this authorization becoming operative or being exercised.

d) The Personally Liable Partners are also hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to cancel all or part of the treasury stock without any further resolution in General Meeting being required. Cancellation shall be effected by way of capital reduction or such that the capital stock remains unchanged and the proportion of the other shares relative to the capital stock increases as permitted under § 8 (3) of the German Corporation Act (AktG); in the latter case, the Personally Liable Partners are authorized to adjust the number of shares indicated in the Articles of Association (corporation bylaws) accordingly.

Report to the Annual General Meeting regarding Item 8 on the Agenda, as required by § 71 (1) no. 8 and § 186 (4), sentence 2, of the German Corporation Act (AktG)

The authorization proposed under **Item 8** relates to the purchase of the Company's own shares ("treasury stock"). The authorization to purchase the Company's own shares, which was approved at the Annual General Meeting held on April 14, 2003 under item 9 on the Agenda for that Meeting, is only valid until October 14, 2004. It therefore needs to be renewed, together with the authorization to dispose of shares in other ways as permitted under § 71 (1) no. 8, sentence 5 of the German Corporation Act (AktG) and the authorization to cancel shares as permitted under § 71 (1) no. 8, sentence 6, of the German Corporation Act (AktG). The proposed authorization will enable the Company to realize the benefits associated with the acquisition of its own shares in the interest of the Company and its shareholders.

In acquiring the Company's own shares, the principle of equal treatment as defined under § 53a of the German Corporation Act (AktG) must be upheld. The proposed acquisition of the shares in the market or by way of a public offer of purchase is in keeping with this principle. Insofar as a public offer is over-subscribed, acceptance shall be implemented by quota. Provision may be made for priority acceptance of small numbers of up to 100 tendered shares per shareholder. This provision also enables the avoidance of both fractional amounts in determining the quotas to be acquired and small residual balances, so facilitating the technical handling of the process.

The authorization is also to cover exclusion of the pre-emptive rights of shareholders for fractional entitlements in the event of disposal of treasury stock under the terms of an offer addressed to all shareholders. This is necessary in order to be able to execute with technical efficiency the disposal of acquired treasury stock by way of such an offer to shareholders. The free fractional amounts of treasury stock excluded from the pre-emptive rights of the shareholders shall be disposed of to the best possible effect for the Company either by sale in the market or by some other process.

The authorization to exclude the pre-emptive rights of existing shareholders likewise has to be renewed in order to be able to transfer the shares purchased to members of the Management Board and certain executive management personnel of the Company and of certain affiliated companies in Germany and abroad under the terms of the "Stock Incentive Plan of the Henkel Group" or to transfer them to third parties as consideration for acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations. The class of share to be used for this purpose will depend on the terms of the transaction concerned.

International competition and the globalization of business increasingly demand that a Company's own stock be used as consideration for the acquisition of other businesses, parts of businesses or participating interests in businesses or for forming business combinations. The authorization proposed here for transferring the shares purchased is therefore intended to give the Company the necessary flexibility to be able to make the most of opportunities to acquire businesses or participating interests therein rapidly and in a flexible manner as such opportunities arise. This is another reason why the proposed authorization to exclude the pre-emptive rights of existing shareholders is reasonable and in the interests of the Company.

Finally the resolution proposes that management also be authorized to sell any treasury stock purchased to third parties against payment in cash in a process other than in the market or by way of an offer addressed to all shareholders, and with exclusion of the pre-emptive rights of existing shareholders as permitted under § 186 (3), sentence 4 of the German Corporation Act (AktG). This will enable management to align the Company's internal financial resources to prevailing requirements in a flexible manner and to react at short notice to favorable stock market conditions. The investment and financial interests of shareholders are suitably safeguarded. The authorization ensures that, even together with shares issued out of authorized capital, not more than 10% of the capital stock can be sold or issued with the pre-emptive rights of existing shareholders excluded. Suitable protection against the possibility of dilution is provided for by the fact that the shares can only be sold at a price that is not significantly less than the quoted market price of the shares concerned. Any discount to the quoted market price will be kept as small as possible; probably limited to 3% with a maximum of 5%.

9. Resolution to adapt the Articles of Association (corporation bylaws) to the Corporate Governance principles of the Company in respect of the provisions governing the Object of the Corporation, Announcements, Representation and Management of the Corporation, the Supervisory Board, the Shareholders' Committee, Creation of Reserves and Use of Profits and the corresponding change/amendment of Art. 2 (2), Art. 4, Art. 10, Art. 11, Art. 12 (1), (2), (3) and (5) (new), Art. 14 (1) sentence 1, Art. 17 (2), Art. 18, Art. 22, Art. 26 sentence 3, Art. 27 (2) and (3) (new), Art. 28, Art. 31 sentences 1 to 3 and Article 35 (1) and (3) (new) of the Articles of Association (corporation bylaws)

With the advent of the German Corporate Governance Code, it is proposed that the Articles of Association (corporation bylaws) be adapted to the Corporate Governance principles of the Company, that existing regulations be restated for greater clarity and that, at the same time, the provisions governing the Object of the Corporation, Announcements and Creation of Reserves and Use of Profits be updated.

The Personally Liable Partners, Shareholders' Committee and Supervisory Board therefore propose that the following resolutions be adopted:

a) Art. 2 (2) shall read as follows:

"The corporation is entitled to embark on all forms of business and implement all measures that are either directly or indirectly conducive to the objects of the corporation. In particular, the corporation may establish subsidiaries at home and abroad, found, acquire and participate in other companies and also manage companies or limit their activities to management of the participating interests. The corporation is entitled to divest its operating activities either in part or in whole to affiliated companies or transfer said operations to affiliated companies."

b) Art. 4 shall read as follows:

"The announcements of the corporation will be made in the electronic Federal Gazette (Bundesanzeiger)."

c) Art. 10 shall read as follows:

"(1) The corporation is legally represented by the Personally Liable Partners. If only one Personally Liable Partner is present, this person shall represent the corporation as sole representative. Where several Personally Liable Partners are present, the corporation shall be legally represented by two Personally Liable Partners or by one Personally Liable Partner together with a holder of a statutory authority ("Prokurist").

(2) Holders of statutory authority ("Prokuristen") may only be appointed such that they are authorized to represent the corporation either jointly with a Personally Liable Partner or with a further holder of statutory authority ("Prokurist")."

d) Art. 11 shall read as follows:

"(1) The Management Board manages the business of the corporation. It consists of the Personally Liable Partners. The Shareholders' Committee may appoint additional members of the Management Board as fully authorized representatives and executive managers of the corporation and regulate their legal position within the Management Board. The other members of the Management Board hold statutory authority ("Prokura") with authority to sell and mortgage real estate.

(2) The Shareholders' Committee issues Rules of Procedure for the Management Board in accordance with Art. 26, sentence 3. It determines which actions and legal transactions by the Management Board require approval by the Shareholders' Committee.

(3) The Shareholders' Committee may appoint a Personally Liable Partner to be the Chairman of the Management Board. Provisions regulating the position of the Chairman are laid down in the Rules of Procedure for the Management Board.

(4) Unless specifically required by law to do otherwise, the members of the Management Board shall adopt resolutions by a simple majority vote but not against a majority of the Personally Liable Partners. In the event of a tie, the Chairman of the Management Board has the casting vote."

e) In Art. 12, paragraphs (1), (2) and (3) shall be modified as follows, with the further addition of paragraph (5):

"(1) The Supervisory Board is composed as legally required.

(2) The members of the Supervisory Board are elected until the close of the General Meeting that resolves on the formal approval of the fourth business year following their election, unless their term of office is otherwise stipulated at the time of their election. The business year in which the election takes place is not to count.

(3) The members of the Supervisory Board may resign their office at any time by giving written notice to the Chairman of the Supervisory Board or the Chairman of the Management Board.

(5) Members of the Management Board may not be members of the Supervisory Board; membership of the Shareholders' Committee may be combined with membership of the Supervisory Board."

f) Art. 14 (1), sentence 1, shall read as follows:

"The Supervisory Board may determine its own Rules of Procedure."

g) Art. 17 (2) shall read as follows:

"(2) The members of the Supervisory Board will receive a refund of value-added tax (turnover tax) statutory charged on its emoluments and refunds of expenses."

h) In Art. 18, the words "formal approval of the actions of the Personally Liable Partners" shall be replaced by the words "formal approval of the actions of the Management Board".

i) Art. 22 shall be retitled and reformulated as follows:

"22. Right of Attendance and Voting Rights of Members of the Management Board

Members of the Management Board have a right to attend the General Meeting. They may not exercise voting rights derived from their ownership of voting shares, nor exercise those by proxy on behalf of another, nor have their voting rights exercised by others in resolutions relating to:

a) the election and dismissal of members of the Supervisory Board (shareholder representatives) and of the Shareholders' Committee,

b) formal approval of the actions of the Management Board, of the Supervisory Board and of the Shareholders' Committee,

c) the appointment of special auditors,

d) the adoption of resolutions asserting or relinquishing compensation claims,

e) the appointment of auditors."

j) Art. 26 shall be supplemented by the following sentence 3:

"In addition, the Shareholders' Committee shall issue Rules of Procedure incumbent upon the Management Board."

k) In Art. 27 (2), sentences 2 and 3 – "The members should be shareholders. The appointment of deputies of shareholders is permitted." shall be deleted and the following paragraph (3) added:

"(3) Members of the Management Board may not be members of the Shareholders' Committee; membership of the Supervisory Board may be combined with membership of the Shareholders' Committee."

l) Art. 28 shall read as follows:

"(1) The members of the Shareholders' Committee are elected until the close of the General Meeting that resolves on the formal approval of the fourth business year following their election, unless their term of office is otherwise stipulated at the time of their election. The business year in which the election takes place is not to count.

(2) The members of the Shareholders' Committee may resign their office at any time by giving written notice to the Chairman of the Shareholders' Committee or the Chairman of the Management Board."

m) In Art. 31, sentences 1 to 3 shall read as follows:

"The Shareholders' Committee constitutes a quorum where all the members have been properly invited and half of the members participate in the voting procedure. Absent members of the Shareholders' Committee may participate in the voting procedure of the Shareholders' Committee by having their written votes submitted by other members.

The Shareholders' Committee shall adopt resolutions by a simple majority vote."

n) In Art. 35, paragraph (1) shall read as follows and the following paragraph (3) shall be added:

(1) When preparing the annual financial statements, the Personally Liable Partners may, with the approval of the Shareholders' Committee and of the Supervisory Board, allocate up to half of the net earnings for the year to other revenue reserves.

(3) The General Meeting may approve a non-cash distribution instead of or in addition to a cash dividend."

10. Approval of the Conclusion of a Control and Profit Transfer Agreement with a Subsidiary

A control and profit transfer agreement has been concluded between Henkel KGaA and its wholly-owned subsidiary Henkel Dorus GmbH, Bopfingen, Germany, formerly Henkel Dorus GmbH & Co. KG, which was changed to its present legal form in 2003.

The agreement, the annual financial statements and the management reports of the companies party to the contract of agreement relating to the fiscal years 2001, 2002 and 2003, and also a joint report by the management of Henkel Dorus GmbH and the Personally Liable Partners of Henkel KGaA concerning the agreement are laid out for inspection in the offices of Henkel KGaA and will be sent to any shareholder free of charge on request. The above-mentioned documents are also available on the Internet (www.ir.henkel.de / www.ir.henkel.com).

Essentially, the contents of the agreement are as follows:

Henkel Dorus GmbH submits to the control of Henkel KGaA, which consequently is entitled to issue instructions with regard to the management of that company. Henkel Dorus GmbH undertakes to transfer its entire profit to Henkel KGaA. Conversely, Henkel KGaA undertakes to compensate net losses for the year at Henkel Dorus GmbH in accordance with the provisions of § 302 of the German Corporation Act (AktG). The transfer of income from the release of revenue reserves formed at Henkel Dorus GmbH prior to the agreement is excluded. The formation of new revenue reserves is permissible, provided that it is economically reasonable in keeping with sound commercial judgement. The agreement was concluded with financial effect from January 1, 2004, and may be terminated with a period of notice of 3 months to the end of a fiscal year, but not until December 31, 2008.

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the Control and Profit Transfer Contract of Agreement between Henkel KGaA and Henkel Dorus GmbH, Bopfingen, Germany, be approved.

Attending the Annual General Meeting and exercising voting rights

Under Art. 20 (1) of the Company's Articles of Association (corporation bylaws), only those shareholders who deposit their share certificates by April 13, 2004 at the Company's cashier's office, with a German notary, at a bank acting as a central depositary for securities, or at one of the banks listed below:

Deutsche Bank AG
Dresdner Bank AG

and who leave them there until the end of the Annual General Meeting will be entitled to attend the Annual General Meeting, to exercise voting rights (ordinary shares only) and to submit motions.

Share certificates will be deemed to have been duly deposited with one of the above named depositaries if they are held by a bank with the agreement and on behalf of a depositary until the end of the Annual General Meeting.

If share certificates are deposited with a German notary or at a bank acting as a central depositary for securities, we ask that a document certifying such deposit be lodged with the Company not later than 24 hours after the last day by which the share certificates have to be so deposited.

Proxies to exercise voting rights

Shareholders not wishing to attend the Annual General Meeting personally may have their voting rights (ordinary shares only) exercised at the Annual General Meeting by proxy, e.g. by a bank or a shareholders' association.

In addition, we offer our shareholders the option of being represented at the Annual General Meeting by proxyholders nominated by the Company. The shareholders availing themselves of this facility require for this purpose an admission card to the Annual General Meeting to which a corresponding proxy form is attached. In order to ensure that the admission card is received in good time, admission cards should be ordered as early as possible from the depositary bank.

The proxies must be assigned in writing. Insofar as proxyholders nominated by the Company are vested with this authority of representation, instructions must be issued as to how the voting rights are to be exercised. Without these instructions, the proxy is invalid. The proxyholders are obliged to cast the votes as instructed. Shareholders availing themselves of this facility must submit their completed and signed proxy form to the address given in the proxy form by April 15, 2004 at the latest.

We also offer our shareholders the facility of issuing their proxies and instructions to the proxyholders nominated by the Company electronically or via the Internet instead of in written form, using the procedures stipulated by the Company. Proxies and instructions may still be issued or modified via the Internet on the date of the Annual General Meeting until the end of the address given by the Chairman of the Management Board.

Details relating to the issue of proxies and instructions to the proxyholders nominated by the Company – particularly via the Internet – are contained in an instruction leaflet that will be sent to all shareholders. The corresponding information is also available on the Internet (www.ir.henkel.de / www.ir.henkel.com via the Annual General Meeting link).

Live transmission of the Annual General Meeting in the Internet

The opening of the Annual General Meeting by the Chairman of the Meeting and also the address given by the Chairman of the Management Board can be followed live in the Internet by anyone wishing to do so. The voting results will also be published in the Internet after the Annual General Meeting.

Motions submitted by shareholders

Any motions or election nominations by shareholders as envisaged in § 126, and § 127 of the German Corporation Act (AktG) should please be submitted, together with supporting statements, by April 5, 2004 at the latest, to:

Henkel KGaA
- Annual General Meeting 2004 -
Investor Relations
Henkelstr. 67
40589 Düsseldorf, Germany
Fax: +49 (0) 211 / 798 - 2863
e-mail: investor.relations@henkel.com
Motions or election nominations which have to be made available will be posted on the Internet (www.ir.henkel.de / www.ir.henkel.com) and may be viewed via the Annual General Meeting link. Motions or election nominations not properly addressed will be ignored. Any response from management will likewise be published under the Internet address indicated.

Düsseldorf, February 2004

Henkel KGaA

The Personally Liable Partners

Published by

Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

© 2004: Henkel KGaA
Edited by: Corporate Communications, Investor Relations

English translation by: Jeannette Jennings, Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Andreas Fechner, Wilfried Wolter
Produced by: Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-35 33
Fax: +49 (0)211 798-24 84
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-39 37
Fax: +49 (0)211 798-28 63
E-mail: oliver.luckenbach@henkel.com

PR No.: 204 20.000
ISSN: 07244738
ISBN: 3-923324-92-8

Responsible Care®

THE GLOBAL COMPACT

This publication was printed on paper from pulp bleached without chlorine, and bound with Purmelt QR 3317 adhesive from Henkel. Glossy cover produced using Liofol laminating adhesives from Henkel.
All product names are registered trademarks of Henkel KGaA, Düsseldorf, Germany, or its affiliated companies.

Calendar

Annual General Meeting of Henkel KGaA 2004:
Monday, April 19, 2004, 10 a.m.,
CCD Congress Center, Düsseldorf

Publication of Report
for the First Quarter 2004:
Monday, May 10, 2004

Publication of Report
for the Second Quarter 2004:
Monday, August 9, 2004

Publication of Report
for the Third Quarter 2004:
Monday, November 8, 2004

Fall Press and Analysts' Conference 2004:
Monday, November 8, 2004

Press Conference for Fiscal 2004
and Analysts' Meeting 2005:
Tuesday, February 22, 2005

Annual General Meeting of Henkel KGaA 2005:
Monday, April 18, 2005

Up-to-date facts and figures on Henkel
also available on the Internet: www.henkel.com

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Henkel

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